Exhibit 99.1

Banco de Chile
El banco de Chile

Banco de Chile and Subsidiaries

Interim Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2022 and December 31, 2021

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		June	December
	Notes	2022	2021
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,686,217	3,713,734
Transactions in the course of collection	7	634,704	486,700
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	3,808,557	2,705,496
Debt financial instruments	8	3,292,226	3,737,942
Others	8	9,047	138,753
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	3,674,572	3,054,809
Others	11	—	—
Derivative financial instruments for hedging purposes	12	161,518	277,802
Financial assets at amortized cost:
Rights by resale agreements and securities lending	13	27,850	64,365
Debt financial instruments	13	871,719	839,744
Loans and advances to Banks	13	2,345,202	1,529,313
Loans to customers - Commercial loans	13	19,865,047	19,217,868
Loans to customers - Residential mortgage loans	13	10,804,108	10,315,921
Loans to customers - Consumer loans	13	4,305,183	3,978,079
Investments in other companies	14	57,115	52,757
Intangible assets	15	79,755	72,532
Property and equipment	16	214,086	222,320
Right-of-use assets	17	102,417	100,188
Current tax assets	18	47,391	846
Deferred tax assets	18	483,723	434,277
Other assets	19	812,717	795,461
Non-current assets and disposal groups held for sale	20	21,189	19,419
TOTAL ASSETS		54,304,343	51,758,326

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2022 and December 31, 2021

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		June	December
	Notes	2022	2021
		MCh$	MCh$
LIABILITIES
Transactions in the course of payment	7	532,663	369,980
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	3,970,851	2,772,503
Others	21	6,986	9,610
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	25,862	696
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	15,507,954	18,249,881
Saving accounts and time deposits	22	11,998,723	8,803,713
Obligations by repurchase agreements and securities lending	22	224,921	85,399
Borrowings from financial institutions	22	5,232,124	4,861,865
Debt financial instruments issued	22	8,790,530	8,561,395
Other financial obligations	22	281,385	250,005
Lease liabilities	17	97,606	95,670
Financial instruments of regulatory capital issued	23	964,196	917,510
Provisions for contingencies	24	134,137	143,858
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	263,675	323,897
Special provisions for credit risk	26	719,379	601,574
Currents tax liabilities	18	238	113,129
Deferred tax liabilities	18	—	—
Other liabilities	27	1,126,618	1,304,119
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		49,877,848	47,464,804

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	710,472
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	28	2,608	2,469
Elements that can be reclassified in profit and loss	28	(74,540)	36,270
Retained earnings from previous periods	28	908,572	655,478
Income for the period/year	28	723,249	792,191
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(263,675)	(323,897)
Shareholders of the Bank	28	4,426,494	4,293,521
Non-controlling interests	28	1	1
TOTAL EQUITY		4,426,495	4,293,522
TOTAL LIABILITIES AND EQUITY		54,304,343	51,758,326

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and June 30,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	Notes	2022	2021
		MCh$	MCh$	MCh$	MCh$

Interest revenue	30	990,511	645,056	540,993	323,886
Interest expense	30	(366,450)	(116,207)	(223,147)	(57,418)
Net interest income		624,061	528,849	317,846	266,468

UF indexation revenue	31	1,083,556	322,890	697,338	159,930
UF indexation expenses	31	(581,184)	(185,555)	(382,120)	(91,457)
Net income from UF indexation		502,372	137,335	315,218	68,473

Income from commissions	32	326,945	285,277	166,236	145,159
Expenses from commissions	32	(69,661)	(54,909)	(39,192)	(25,923)
Net income from commissions		257,284	230,368	127,044	119,236

Financial income (expense) for:
Financial assets and liabilities held for trading	33	50,019	17,779	22,648	16,657
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	474	9,408	(34)	5,605
Exchange, indexation and accounting hedging of foreign currency	33	82,205	35,673	54,105	10,400
Reclassification of financial assets for changes in the business model	33	—	—	—	—
Other financial result	33	—	—	—	—
Net Financial income (expense)	33	132,698	62,860	76,719	32,662

Income attributable to investments in other companies	34	5,288	(2,494)	3,754	(1,837)
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	1,060	2,765	83	1,185
Other operating income	36	9,188	8,791	6,102	4,821
TOTAL OPERATING INCOME		1,531,951	968,474	846,766	491,008

Expenses from salaries and employee benefits	37	(244,978)	(224,594)	(122,911)	(110,896)
Administrative expenses	38	(173,424)	(161,767)	(86,590)	(78,878)
Depreciation and amortization	39	(41,013)	(37,768)	(21,088)	(19,149)
Impairment of non-financial assets	40	100	330	2	(91)
Other operating expenses	36	(10,958)	(7,598)	(5,279)	(3,612)
TOTAL OPERATING EXPENSES		(470,273)	(431,397)	(235,866)	(212,626)

OPERATING RESULT BEFORE CREDIT LOSSES		1,061,678	537,077	610,900	278,382

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

for the period between January 1, and June 30,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	Notes	2022	2021
		MCh$	MCh$	MCh$	MCh$

Credit loss expense for:
Provisions for credit risk of loans and advances to banks and loans to customers	41	(119,820)	(70,388)	(76,765)	(38,963)
Special provisions for credit risk	41	(117,130)	(91,543)	(47,346)	(52,758)
Recovery of written-off credits	41	32,392	31,000	18,751	16,257
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	(973)	1,123	(767)	1,847
Credit loss expense	41	(205,531)	(129,808)	(106,127)	(73,617)

NET OPERATING INCOME		856,147	407,269	504,773	204,765

Income from continuing operations before tax
Income tax	18	(132,898)	(81,580)	(73,251)	(41,040)

Income from continuing operations after tax		723,249	325,689	431,522	163,725

Income from discontinued operations before tax
Discontinued operations income tax	18	—	—	—	—

Income from discontinued operations after tax	42	—	—	—	—

NET INCOME FOR THE PERIOD	28	723,249	325,689	431,522	163,725

Attributable to:
Shareholders of the Bank	28	723,249	325,689	431,522	163,725
Non-controlling interests		—	—	—	—

Earnings per share:		$	$	$	$
Basic earnings	28	7.16	3.22	4.27	1.62
Diluted earnings	28	7.16	3.22	4.27	1.62

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

for the period between January 1, and June 30,

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	Notes	2022	2021
		MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD	28	723,249	325,689	431,522	163,725

ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(8)	370	—	141
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	199	(819)	124	(855)
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—	—	—
Others	28	—	—	—	—
TOTAL ELEMENTS THAT WILL NOT BE RECLASSIFIED IN PROFIT OR LOSS		191	(449)	124	(714)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX

Income tax on other comprehensive income that will not be reclassified to profit or loss	18	(52)	120	(34)	192

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	139	(329)	90	(522)

ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	28	(8,230)	(49,392)	(2,794)	(50,624)
Cash flow hedges	28	(139,951)	82,373	(75,325)	80,834
Participation in other comprehensive income of entities registered under the equity method	28	—	5	7	7

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		(148,181)	32,986	(78,112)	30,217

Income tax on other comprehensive income that can be reclassified in profit or loss	28	37,371	(8,904)	20,404	(8,156)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	(110,810)	24,082	(57,708)	22,061

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	(110,671)	23,753	(57,618)	21,539

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		612,578	349,442	373,904	185,264

Attributable to:
Shareholders of the Bank		612,578	349,442	373,904	185,264
Non-controlling interests		—	—	—	—

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the period between January 1, 2021 and June 30, 2022 and 2021

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		Attributable to shareholders of the Bank
	Note	Capital	Reserves	Accumulated other comprehensive income	Retained earnings from previous periods and income (loss) for the period	Total	Non-controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Closing balances as of December 31, 2020 before restatement as of January 1, 2021		2,418,833	703,206	(51,250)	655,478	3,726,267	1	3,726,268
Accounting Policies Changes Effects		1,705	(3,406)	5,321	—	3,620	—	3,620
Opening balances as of January 1, 2021		2,420,538	699,800	(45,929)	655,478	3,729,887	1	3,729,888
Common shares subscribed and paid	28	—	—	—	(220,271)	(220,271)	(1)	(220,272)
Payment of common stock dividends		—	—	—	220,271	220,271	—	220,271
Provision for payment of common stock dividends		—	—	—	(142,792)	(142,792)	—	(142,792)
Subtotal: transactions with owners during the year (period)		—	—	—	(142,792)	(142,792)	(1)	(142,793)
Income for the period 2021		—	—	—	325,689	325,689	—	325,689
Other comprehensive income for the period	28	—	—	23,753	—	23,753	—	23,753
Subtotal: Comprehensive income for the period		—	—	23,753	325,689	349,442	—	349,442
Closing balance as of 30.06.2021		2,420,538	699,800	(22,176)	838,375	3,936,537	—	3,936,537
Provision for payment of common stock dividends		—	—	—	(181,105)	(181,105)	—	(181,105)
Subtotal: transactions with owners during the period		—	—	—	(181,105)	(181,105)	—	(181,105)
Income for the period 2021		—	—	—	466,502	466,502	1	466,503
Other comprehensive income for the period		—	—	60,915	—	60,915	—	60,915
Subtotal: Comprehensive income for the period		—	—	60,915	466,502	527,417	1	527,418
Closing balances as of December 31, 2021 before restatement		2,420,538	699,800	38,739	1,123,772	4,282,849	1	4,282,850
Accounting Policies Changes Effects		—	10,672	—	—	10,672	—	10,672
Balances as of December 31, 2021		2,420,538	710,472	38,739	1,123,772	4,293,521	1	4,293,522

Closing balances as of December 31, 2021 before restatement as of January 1, 2022		2,418,833	703,604	(23,927)	1,124,503	4,223,013	1	4,223,014
Accounting Policies Changes Effects		1,705	6,138	62,666	—	70,509	—	70,509
Opening balance as of al 01.01.2022		2,420,538	709,742	38,739	1,124,503	4,293,522	1	4,293,523
Common stocks subscribed and paid	28	—	—	—	(539,828)	(539,828)	—	(539,828)
Dividend payment os common stocks		—	—	—	323,897	323,897	—	323,897
Provision for payment of common stock dividends	28	—	—	—	(263,675)	(263,675)	—	(263,675)
Subtotal: transactions with owners during the year (period)		—	—	—	(479,606)	(479,606)	—	(479,606)
Income for the period 2022		—	—	—	723,249	723,249	—	723,249
Other comprehensive income for the period	28	—	—	(110,671)	—	(110,671)	—	(110,671)
Subtotal: Comprehensive income for the period		—	—	(110,671)	723,249	612,578	—	612,578
Balances as of June 30, 2022		2,420,538	709,742	(71,932)	1,368,146	4,426,494	1	4,426,495

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods between January 1 and June 30, 2022 and 2021

(Free translation of Consolidated Financial Statements originally issued in Spanish)

______________

		June	June
	Notes	2022	2021
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes		856,147	407,269
Income tax		(132,898)	(81,580)
Profit for the period after taxes		723,249	325,689
Charges (credits) to income (loss) that do not represent cash flows
Depreciation and amortization	39	41,013	37,768
Impairment of non-financial assets	40	(100)	(330)
Provisiones constituted by credit risk		129,276	72,405
Provisions for contingencies		(1,353)	(1,597)
Additional provisions	41	110,000	90,000
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(6,179)	3,607
Change in deferred tax assets and liabilities	18	(49,914)	(10,623)
Net (income) loss from investments in companies with significant influence	14	(5,264)	2,514
Net (income) loss on sale of assets received in payments		(2,288)	(1,325)
Net (income) loss on sale of sale of fixed assets		(468)	(8)
Write-offs of assets received in payment		2,741	933
Other charges (credits) that do not represent cash flows		252,536	(2,943)
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		(379,600)	26,043

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net ( increase ) decrease in accounts receivable from banks		(815,742)	(508,320)
Net ( increase ) decrease in loans and accounts receivables from customers		(665,376)	(1,291,325)
Net ( increase ) decrease of debt financial instruments held for trading at fair value through profit or loss		(696,921)	(351,896)
Net ( increase ) decrease in other assets and liabilities		(478,295)	168,051
Increase ( decrease ) in deposits and other demand obligations		(2,743,112)	2,063,043
Increase ( decrease ) in repurchase agreements and securities loans		145,956	(133,252)
Increase ( decrease ) in deposits and other time deposits		3,105,529	(1,054,877)
Sale of assets received in lieu of payment		8,455	4,334
Increase ( decrease ) in obligations with foreign banks		368,777	61,078
Increase ( decrease ) in other financial obligations		31,447	28,616
Increase ( decrease ) in obligations with the Central Bank of Chile		(14)	1,237,800
Payment of other long-term loans		(62)	(118)
Net increase ( decrease ) of debt financial instruments at fair value through other comprehensive income		(548,024)	(1,338,423)
Net increase ( decrease) of investment instruments held-to-maturity		3,174	(127,603)
Total net cash flows provided by (used in) operating activities		(1,470,559)	(700,759)

TOTAL NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Leasedhold improvements		(1,073)	(705)
Fixed assets purchase	16	(7,197)	(17,897)
Fixed assets sale		468	8
Acquisition of intangibles	15	(18,349)	(14,689)
Acquisition of investments in companies	14	—	(2,616)
Dividend received of investments in companies		1,145	1,117
Total net cash flows from (used in) investing activities		(25,006)	(34,782)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(1,118)	(897)
Redemption and payment of interest on current bonds		(749,091)	(468,049)
Redemption and payment of interest on subordinated bonds		(29,794)	(27,508)
Current bonds issuance	22	350,068	415,543
Subordinated bonds issuance		—	—
Capital increase by issuance of common shares		—	—
Payment of common stock dividends	28	(539,828)	(220,271)
Principal and interest payments for obligations under lease contracts	17	(15,742)	(15,294)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		(1)	(1)
Total net cash flows from (used in) financing activities		(985,506)	(316,477)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(2,481,071)	(1,052,018)

Exchange variations effect		123,246	70,337

Opening balance of cash and cash equivalent	7	7,288,827	6,088,462

Final balance of cash and cash equivalent	7	4,931,002	5,106,781

		June	June
		2022	2021
		MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received		1,018,858	810,196
Interest and readjustments paid		(148,779)	(47,632)

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the periods between January 1 and June 30, 2022 and 2021

(Free translation of Consolidated Financial Statements originally issued in Spanish)

______________

Reconciliation of liabilities arising from financing activities:

	Changes other than Cash
	31.12.2021	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	30.06.2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	4,114	(1,118)	—	—	212	3,208
Bonds	9,474,791	(428,817)	—	129,672	575,872	9,751,518
Dividends paid	—	(539,828)	—	—	—	(539,828)
Payments for lease agreements	95,670	(15,742)	11,526	—	6,152	97,606
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	9,574,575	(985,506)	11,526	129,672	582,236	9,312,503

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

2.	Summary of Significant Accounting Principles:

(a)	Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (CMF) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Interim Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Interim Consolidated Statement of Income, Interim Consolidated Statement of Other Comprehensive Income, Interim Consolidated Statement of Changes in Equity and Interim Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of Consolidation:

The Interim Financial Statements of Banco de Chile as of June 30, 2022 and 2021 have been consolidated with its Chilean subsidiaries and foreign subsidiary, using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Interim Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(i)	Controlled companies (Subsidiaries)

Interim Consolidated Financial Statements as of June 30, 2022 and 2021 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 “Consolidated Financial Statements”. Control is obtained when the Bank has exposure or rights to variable returns and has the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

●	The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders;

●	Potential voting rights maintained by the Bank, other holders of voting rights or other parties;

●	Rights emanated from other contractual arrangements;

●	Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Directa		Indirect		Total
			Functional	June	December	June	December	June	December
Rut	Entity	Country	Currency	2022	2021	2022	2021	2022	2021
				%	%	%	%	%	%

96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. en Liquidación (*)	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)	Company in the process of dissolution.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(ii)	Investments in companies as a joint venture

Associates

An associate is an entity over which the Bank has significant influence on its operating and financial management policy decisions, without having control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other factors considered when determining whether the Bank has significant influence over another entity are the representation on the Board of Directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity despite the Bank holding a participation of less than 20% of the entity’s voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According to IFRS 11 “Joint Arrangements”, an entity will determine the type of joint arrangement in which it is involved, and may classify the agreement as a “Joint operation” or a “Joint venture”.

For investments defined as a “Joint Operation”, the assets, liabilities, income and expenses are recognized by the participation in the joint operation.

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments in other companies that, for their characteristics, are defined as “Joint Ventures” are as follows:

●	Artikos Chile S.A.

●	Servipag Ltda.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(iii)	Minority investments in other companies

On initial recognition, the Bank may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

(iv)	Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of June 30, 2022 and 2021, the Bank does not control and has not created any SPEs.

(v)	Fund administration

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

-	The scope of their authority to make decisions about the investee.

-	The rights held by third parties.

-	The remuneration to which it is entitled in accordance with the remuneration arrangements.

-	Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of June 30, 2022 and 2021 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(b)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Interim Consolidated Statements of Income and the Consolidated Statements of Financial Position.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(c)	Use of Estimates and Judgment:

Preparing Interim Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

1.	Impairment of debt instruments (Note No. 10 and No. 41)

2.	Provision for credit risk (Notes No. 13, No. 26 and No. 41);

3.	Useful life of intangible assets, property and equipment and leased assets and lease liabilities (Notes No. 15, No. 16 and No. 17);

4.	Income taxes and deferred taxes (Note No. 18);

5.	Provisions (Note No. 24);

6.	Contingencies and Commitments (Note No. 29);

7.	Fair value of financial assets and liabilities (Note No. 44).

Estimates and relevant assumptions are regularly reviewed by the management according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the year that the estimate is reviewed.

During the period ended June 30, 2022 there have been no significant changes in the estimates made.

(d)	Financial Assets and Liabilities:

The classification, measurement and presentation of financial assets and liabilities has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards, considering the criteria described below.

Financial Assets:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as “solely payments of principal and interest” (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

A financial assets should be valued at amortized cost if both of the following conditions are met:

−	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

−	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in “Other comprehensive income” if the following two conditions are met:

−	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

−	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

In general, equity financial instruments are valued at fair value through profit or loss. However, the Bank may make an irrevocable election at initial recognition to present subsequent changes in fair value in “Other Comprehensive Income”.

Financial assets will only be reclassified when the Bank decides to change the business model. In this case, all the financial assets of said business model will be reclassified. The change in the objective of the business model must be prior to the date of reclassification.

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in “Interest income” or “Interest expense” of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under “Financial assets not held for trading mandatorily valued at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In “Financial assets designated as at fair value through profit or loss” financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items of the Consolidated Statement of Financial Position are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Income Statement. Variations originated from exchange differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Financial assets at fair value through other comprehensive income

Debt financial instruments:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to form part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income” of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement of the period.

Equity financial instruments:

At the time of initial recognition of investments in equity instruments, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in the fair value of equity instruments designated as at fair value through other comprehensive income”. The dividends received from these investments are recorded in “Income from investments in companies” of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their “amortized cost”, in accordance with the “effective interest rate” method.

The financial assets that are included in this item, for presentation purposes, in the Statement of Financial Position are subdivided according to the following:

-	Investment under resale agreements and securities loans

-	Debt financial instruments

-	Due from banks

-	Loans and accounts receivable from customers (Commercial, Mortgage and Consumer)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Losses due to impairment of assets at amortized cost generated in each year are recorded in “Provisions for credit risk and loans and accounts receivable from customers” and “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Investment under resale agreements and securities loans”, which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in “Obligations for repurchase agreements and securities loans”. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as “Obligations under repurchase agreements and securities loans” and is valued according to the interest rate of the agreement.

Debt financial instruments

Debt financial instruments at amortized cost are recorded at their cost value plus interest and accrued UF indexation, less provisions for impairment constituted when their recorded amount is greater than the estimated amount of recovery.

Interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income and UF indexation”.

The investment instruments that are subject to accounting hedges are adjusted according to the accounting hedge rules as described in Note No. 2 letter (k).

Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks. See detail in Note No. 13 (c) Financial Assets at Amortized Cost.

Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(i) Valuation method

Loans and accounts receivable from customers are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method minus, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (k) of this note.

(ii) Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii) Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(iv) Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting Standards Compendium of the CMF:

a)	In case of debtors subject to individual assessment, includes credits from “Non-complying loans” those that must be classified in categories B3 and B4 of “Substandar loans”.

b)	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans”.

(v) Credit risk allowance

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. Said models, as well as modifications to their design and application, are approved by the Bank’s Board of Directors.

(v.i) Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1 Normal Loans and Substandard Loans:

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

This category also includes all loans that have been non-performing for more than 30 days. Loans classified in this category are B1 through B4.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Classification	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of Banking Accounting Standards Compendium.

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100)x(LGDdebtor /100)+GE x(PDguarantor/100)x(LGDguarantor/100)

Where:

ESA	=	Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE	=	Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingents loans.

v.i.2 Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected loss	= (TE – R) / TE
Allowance	= TE x (AP/100)

Where:

TE	=	Total Exposure
R	=	Recoverable amount
AP	=	Allowance Percentage (based on the category in which the expected credit loss should be classified).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(v.ii) Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

i)	The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigators. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CNC.

ii)	Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank’s portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans, collateral are not considered for the purpose of estimating the expected loss.

The Bank must discriminate between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

(v.ii.1) Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

-	Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

	Provision factor applicable according to delinquency and PVG
		Past due days at the end-month
CMG section	Concept	0	1-29	30-59	60-89	Non- Complying Loans
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital /Mortgage Guarantee value

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

- Commercial portfolio

To determine the allowances of the commercial portfolio, the Bank must consider the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

a)	Commercial Leasing Operations

The provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship will be made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

b)	Generic commercial placements and factoring

In the case of factoring operations and other commercial placements, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk (as indicated in paragraph 3 of Chapter B-3 of the CNC), will depend on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral		Without
Days of default at the month-end	PTVG≤100%	PTVG>100%	collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.0	3,2
	60% < PTVG≤ 75%	20.3	12,8
	75% < PTVG ≤ 90%	32.2	20,3
	90% < PTVG	43.0	27,1
Without collateral		56.9	35.9

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNC may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the Actualized Standards Compilation should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

(v.ii.2) Portfolio in default.

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital. This condition does not apply in the case of debtors who only have credits for financing higher education in accordance with Law No. 20,027.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(v.iii) Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CNC. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(v.iv) Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

-	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

-	Refinancing with greater than 60 days and less than 89 days past due or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

a.	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.

b.	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNC must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

-	Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNC, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(vi)	Charge-offs

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

(vi.i)	Charge-offs of loans to customers

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)	When the debt without executive title expires 90 days after it was recorded in asset.

c)	At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vi.iii) Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Recoveries of written-off loans” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CNC of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Due from banks” and “Loans and accounts receivable from customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CNC.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

1.	Phase 1:

a.	Incorporates financial assets whose credit risk has not increased significantly since initial recognition.
b.	Expected credit losses are recognized to 12-month.
c.	Interest is recognized based on the gross amount on the balance sheet.

2.	Phase 2:

a.	Incorporates financial assets whose credit risk has increased significantly since initial recognition.
b.	Expected credit losses are recognized throughout the life of the financial asset.
c.	Interest is recognized based on the gross amount on the balance sheet.

3.	Phase 3:

a.	Incorporates impaired financial assets.
b.	Expected credit losses are recognized throughout the life of the financial asset.
c.	Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Impairment of debt financial instruments measured at fair value through other comprehensive income

The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

Financial liabilities:

Classification of financial liabilities

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost;

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank’s objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

Financial liabilities are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments, except for financial instruments that are classified at fair value through profit or loss.

Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings “Interest expenses” of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Subsequent valuation:

The changes in the valuations that will occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified.

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the EIR method.

Financial liabilities held for trading and Financial liabilities designated as at fair value through profit or loss:

The liabilities recorded in these items are valued after their initial recognition at fair value and changes are recorded, at their net amount, under the items “Financial assets and liabilities for trading” and “Designated financial assets and liabilities at fair value through profit or loss” of the Consolidated Income Statement. However, the change in the credit risk of the liabilities designated under the fair value option is presented in “Other comprehensive income”. Nevertheless, the variations originating from exchange differences are recorded in the caption “Foreign currency changes, UF indexation and accounting hedge” of the Consolidated Income Statement.

Derecognition of financial assets and liabilities

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

Compensation

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading and foreign exchange activity.

(f)	Functional currency:

The items included in the Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s Consolidated Financial Statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(g)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of June 30, 2022, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$922.79 US$1 (Ch$734.00 US$1 as of June 30, 2021).

The amount of Ch$132,698 million for net foreign exchange transactions, net (Ch$62,860 million as of June 30, 2021) shown in the Consolidated Statements of Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8. The Bank’s operating segments are determined based on its different business units, considering the following:

(i)	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(i)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

(ii)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)	Financial derivative contracts:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit valuation adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(k)	Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or;

(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;

(b)	it is expected that the hedge will be highly effective;

(c)	the effectiveness of the hedge can be measured in a reasonable manner; and

(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net income from UF indexation” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

If the hedged instruments does not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge).

(l)	Intangible Assets:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated. Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(m)	Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the years 2022 and 2021 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(n)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Tax”.

(o)	Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Non-current assets and disposal groups held for sale” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The CMF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(p)	Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are measured at cost, less accumulated depreciation and impairments and are presented under “Other Assets”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(q)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

(i)	a present obligation has arisen from a past event;

(ii)	as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

(iii)	the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in off-balance sheet information:

i.	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

ii.	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor’s solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

iii.	Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 (“CAE”).

iv.	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

v.	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

vi.	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

vii.	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.

viii.	Other credit commitments: It includes the unplaced amounts of committed credits, which must be disbursed on an agreed future date or processed when the contractually foreseen events occur with the client, as occurs in the case of irrevocable credit lines linked to the progress status of projects (in which for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

Until December 31, 2021, to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Accounting Standards Compendium of the CMF, the amount of exposure was determined considering the percentage of the amounts of the contingent credits indicated below:

Type of contingent loan	Exposure
a) Warranty by endorsement and sureties	100%
b) Confirmed foreign letters of credit	20%
c) Issued letters of credit	20%
d) Guarantee deposits	50%
e) Undrawn credit lines	35%
f) Other loan commitments:
- College education loans Law No. 20,027	15%
- Others	100%
g) Other contingent loans	100%

Beginning January 1, 2022, to calculate contingent provisions, the exposure amount that must be equal to the percentage of contingent amounts indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

Notwithstanding, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the CMF, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(r)	Provisions for minimum dividends:

According with the Accounting Standards Compendium of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

(s)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services.

i)	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

(iii)	Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (6.49% as of June 30, 2022 and 5.70% as of December 31, 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

(t)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the periods ended June 30, 2022 and 2021 there are no concepts to adjust.

(u)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(v)	Commission income and expenses:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

The fees registered by the Bank correspond mainly to:

−	Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.

−	Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions for the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.

−	Commissions for services of financial leasing operations: Commissions for services of financial leasing operations carried out by the Bank as lessor are included.

−	Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.

−	Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Commission expenses include:

−	Commissions for card operations: commissions paid for credit and debit card operations are included.

−	Commissions for licensing the use of card brands

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

(w)	Impairment of non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount. An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying. Impairment losses related to goodwill cannot be reversed in future years.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(x)	Financial and operating leases:

(i)	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

(ii)	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment.

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(y)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the Consolidated Financial Statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note No. 29.

(z)	Customer loyalty program:

The Bank maintains a loyalty program to provide incentives to its customers, which allows to acquire goods and/or services, based on the exchange of prize points (“Dolares-Premio”), which are granted based on the purchases made with Bank’s credit cards and the compliance of certain conditions established in said program. A third party makes the consideration for the prizes. In accordance with IFRS 15, these associated benefit plans have the necessary provisions to meet the delivery of committed future performance obligations.

(aa)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of June 30, 2022, the balance of additional provisions amounts to Ch$650,252 million (Ch$540,252 million in December 2021), which are presented in the caption “Special Provisions for Credit Risk” of liabilities in the Consolidated Statement of Financial Position.

(ab)	Fair value measurement

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 44.

(ac)	Reclassifications:

As of June 30, 2022, there have been no significant reclassifications.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

Limited Scope Amendments.

In May 2020, the IASB published a package of amendments of limited scope, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets, which specify the costs that an entity must include when evaluating whether a contract will cause losses, these costs include those that are directly related to the contract and may be incremental costs of fulfilling that contract, or an allocation of other costs that relate directly to the fulfillment of contracts.

These amendments are effective as of January 1, 2022. Banco de Chile and its subsidiaries had no impact on the Interim Consolidated Statements of Position as a result of the application of these amendments.

Annual Improvements to the IFRS Standards 2018-2020

On May 2020, the IASB issued the document “Annual Improvements to the IFRS Standards 2018-2020”, which contains amendments to the following International Financial Reporting Standards (IFRS):

IFRS 1 First-time Adoption of International Financial Reporting Standards - Affiliate as first time adopter: The amendment allows a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IFRS 9 Financial Instruments - The amendment clarifies what fees an entity includes when applying the “10 per cent” test in paragraph B3.3.6 of IFRS 9 when assessing whether a financial liability should be derecognized. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by the entity or the lender on behalf of the other.

IFRS 16 Leases - Leasing incentives: The amendment removes from Illustrative Example 13 the reimbursement of improvements to the lessor to resolve any possible confusion, which may arise, regarding the treatment of lease incentives.

The improvements to IFRS 1 and IFRS 9 are effective as of January 1, 2022, with early application permitted. The amendment to IFRS 16 only refers to an illustrative example, so it does not establish an effective date.

Banco de Chile and its subsidiaries had no impact on the Interim Consolidated Statements of Position as a result of the application of these amendments.

Accounting standards issued by CMF.

Circulars No. 2,243, No. 2,249 and No. 2,295 - Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes seek achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

In April 2020, the CMF issued Circular No. 2,249, which postponed the entry into force of the new CNCB to January 1, 2022, with a transition date of January 1, 2021.

Notwithstanding the foregoing, the change of criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis according to the Chapter B-2 had to be adopted no later than January 1, 2022. By virtue of this standard, the Bank’s Management implemented in advance during 2021 the suspension of the recognition of interest and readjustments on an accrual basis after 90 days of delinquency. This implementation did not have a significant impact on the Consolidated Financial Statements, it should be noted that before the change, the suspension of the recognition of interest income and UF indexation occurred after 6 months of default.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

On October 7, 2021, the CMF issued Circular No. 2,295, which updates the Compendium of Accounting Standards for Banks (CNCB) that is in force from 2022 and introduces various adjustments to the files of the Information System Manual. In this way, the accounting information necessary to agree the Financial Statements with the full implementation of Basel III is incorporated, in addition to making some clarifications in its instructions, arising both from the internal analysis and from inquiries received from actors of the banking system. Likewise, this Circular adds a term to implement the criterion for grouping debtors whose aggregate exposure must be measured jointly, established in literal i) of No. 3 of Chapter B-1, which must be considered as of July 1, 2022.

As a result of the application of the new CNC instructions, the main equity effects measured as of January 1, 2022 correspond to the valuation of financial assets due to the adoption of IFRS 9 in replacement of IAS 39, provisions for contingent credits as a result of the modification of the Credit Conversion Factor (CCF) and deferred taxes associated with these modifications. The foregoing had an impact of an increase in equity for a net amount of approximately Ch$70,508 million (see note No. 4 Accounting Changes).

Circular No. 2,297. On the control of the limit that banks must observe when granting financing to business groups .

On November 3, 2021, the new Chapter 12-16 “Limit of credits granted to business groups” is incorporated into the Updated Compilation of Regulations for banks (RAN by its Spanish initials), which establishes the scope and exceptions for the control of the credit limit granted to business groups referred to in the seventh subparagraph of article 84 No. 1 of the General Banking Law, together with the manner of making up the payrolls of the business groups and the entities that compose them for that purpose; as well as, the way of computing the credits granted to entities belonging to the same business group is defined, in order to determine their degree of credit concentration and compliance with the aforementioned limit. The new file D60 “Operations with entities belonging to the same business group” is incorporated into the Information System Manual (ISM), whose purpose is that the banks report monthly the information referring to the daily operations carried out with entities belonging to a same business group, in addition to identifying the groups to which they belong and the amounts owed.

The Bank has implemented this Circular, complying with the sending of the new regulatory file.

Circular No. 2,305. Amendment to the annex for the disclosure of Capital Adequacy Ratios of Chapter C-1 of the CNC.

On February 16, 2022, the CMF published this circular that modifies Table No. 2 of Annex No. 6 of Chapter C-1 of the CNC, in which it is required to disclose in the quarterly and annual Consolidated Financial Statements a summary of capital adequacy ratios and regulatory compliance ratios according to Basel III.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

The amendment introduced by the CMF seeks to provide information to assess whether the bank’s capital adequacy level meets the regulatory requirements at all levels of capital, as it is, for example, to determine the deficit of the capital buffers that defines the percentage of dividends that the bank can distribute by virtue of what is stated in Chapter 21-12 of the Updated Compilation of Regulations for banks. Additionally, the table disclose the level of compliance of the buffers in the Tier 1 Capital.

The adoption of these disclosures is included in these Interim Consolidated Financial Statements (see note No. 48).

Circular No. 2,307. Updates and modifies the administration regulations of the guarantee fund for small and medium-sized entrepreneurs.

On February 24, 2022, this circular was issued that relaxes the requirements and conditions for the delivery of financing with a FOGAPE guarantee and, at the same time, safeguards an adequate management of the credit risk of the institutions that avail themselves of said guarantees.

The new dispositions apply to future bids carried out by the Administrator of the Fund (Banco Estado).

The adoption of this circular has no impact on these Interim Consolidated Financial Statements.

Circulars issued in the process of implementing the Basel III standards

During the year 2022, the CMF has issued the following regulations related to the implementation of Basel III:

On March 30, 2022, through a press release, the CMF reported that its Board approved resolution No. 2,044 on the rating of systemically important banks and the additional requirements for them, assigning the Bank an additional Basic Capital charge with respect to the assets weighted by 1.25% risk.

The requirements derived from the first application of this standard may be gradually constituted. The initial charge was 0% in December 2021 and will increase by 25% each year until it reaches the regime in December 2025.

Circular No. 2,311. Amends Chapter 21-6 “Determination of assets weighted by credit risk” of the RAN. On April 4, this circular was issued that establishes the amendments to chapter 21-6 in order to establish the criteria that allow assigning a preferential treatment to the exposure with an international Central Counterparty Entity (CCP).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Circular No. 2,312. On April 27, 2022, the CMF for the purpose of updating the regulations associated with the measurement of market risks, in accordance with the gradual repeal of the provisions established in Chapter III.B.2.2 of the Compendium of Financial Regulations of the Central Bank, modifies Chapters 1-13 “Classification of management and solvency” and 12-21 “Measurement and control of market risks” and defines the validity of the files associated with the measurement of market risk.

Circular No. 2,314. On June 6, 2022, the CMF adjusts the instructions established in Chapter 12-20 of the RAN, Tables 87 and 88 of the MSI and regulatory file C46, in consistency with the amendments made by the Central Bank of Chile to Chapter III.B.2.1 of the Compendium of Financial Regulations, with the aim of reducing the existing gaps with the latest update of the Basel III international standard on liquidity.

Letter to Management. On July 5, 2022, the CMF sent a Letter to Management in which it requests to review the proper application of IFRS 9 on the recognition of a value adjustment for expected credit losses for debt financial instruments, issued by the Central Bank of Chile and the General Treasury of the Republic, measured at amortized cost and fair value with changes in other comprehensive income. As of the date of issuance of these Consolidated Financial Statements, the Bank is evaluating the model used to determine the expected credit losses for said financial instruments and estimates that this review will not have a significant impact.

New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of June 30, 2022:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is allowed. If an entity applies those amendments to prior periods, it must disclose that fact.

The application of this amendment will not generate material impacts on the disclosure of accounting policies in the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments to IAS are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is allowed.

The application of this amendment will not have an impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 12 Income Tax.

In May 2021, the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the differences in reporting deferred tax on leases and decommissioning obligations.

The amendments are effective for the presentation periods of the Financial Statements beginning on January 1, 2023, and early application is allowed.

The implementation of this amendment will not have a material impact on Banco de Chile and its subsidiaries.

Accounting Standards issued by the CMF.

Circular No. 2,313. Amends Chapter B-1 “Provisions for credit risk” of the CNC

On April 27, this circular was issued that establishes the modifications to chapter B-1 CNC and Risk System for the implementation of the definition of business group, to be used in the calculation of aggregate exposure for the conformation of the group portfolio. The criterion for grouping debtors came into force on July 1, 2022.

The application of this amendment will not have significant impacts for the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes:

The CMF through its Circular No. 2,243 dated December 20, 2019, subsequently supplemented by Circular No. 2,295 dated October 7, 2021, released the rules that update the instructions of the Compendium of Accounting Standards for Banks (CNC) effective as of January 1, 2022.

The main changes introduced to the CNC correspond to:

1)	Incorporation of new presentation formats for the Statements of Financial Position, Statements of Income, Statements of Changes in Equity and Statements of Cash Flows, as well as the incorporation and modification of some disclosures, among which stand out: note on financial assets at amortized cost and note on risk management and reporting, in order to better comply with the disclosure criteria contained in IFRS 7. In addition, the disclosures on related parties are aligned according to IAS 24.

2)	Incorporation of a Financial Report, prepared in accordance with IASB practice document No. 1, which will complement the information provided by the interim and annual financial statements.

3)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the coding of accounts, as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, Statement of Income and the Statement of Other Comprehensive Income.

4)	Changes in the presentation of financial instruments in the Statement of Financial Position and Statement of Income, when adopting IFRS 9 to replace IAS 39.

5)	Incorporation of IFRS 9 with the exception of Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that banking institutions must apply to determine the impairment of the credit portfolio.

6)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit that presents a delinquency equal to or greater than 90 days.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

In accordance with the instructions of the CMF defined in Chapter E of the CNC, the implementation adjustments made in the transition financial statements must be treated as adjustments to a pro forma financial statement.

The reconciliations presented in sections 4.1 to 4.6 below show the quantification of the impacts of the transition to the new standards:

4.1 Reconciliation of equity as of January 1, 2021.

	01/01/2021	31/12/2021
	MCh$	MCh$

Equity before regulatory changes	3,726,268	4,223,014

Financial assets at amortized cost	—	57,215

Modification of provision for automatic cancellation lines of credit	—	14,621

Fair value adjustment of investments in equity instruments	4,958	3,589

Deferred taxes on adjustments	(1,339)	(4,917)
Subtotal adjustments	3,619	70,508
Total adjusted equity	3,729,887	4,293,522

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

4.2	Reconciliation of transition effects in the Consolidated Statement of Financial Position as of January 1, 2021.

Concept	01.01.2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	01.01.2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
ASSETS
Cash and due from banks	2,560,216	—		—		2,560,216
Transactions in the course of collection	582,308	(49,541)	a)	—		532,767
Financial assets held-for-trading	4,666,156	(4,666,156)	b)	—		—
Investment under resale agreements	76,407	(76,407)	c)	—		—
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	2,618,004	(51,062)	d)	—		2,566,942
Debt financial instruments	—	4,264,251	b)	—		4,264,251
Others	—	401,905	b)	—		401,905
Financial assets available-for-sale	1,060,523	(1,060,523)	e)	—		—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—		—		—
Financial assets at fair value through profit or loss	—	—		—		—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	—	1,060,523	e)	—		1,060,523
Other financial instruments	—	—		—		—
Derivative financial instruments for hedging purposes	—	51,062	d)	—		51,062
Financial assets held-to-maturity	—	—		—		—
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	76,407	c)	—		76,407
Debt financial instruments	—	—		—		—
Loans and advances to Banks	2,938,991	—		—		2,938,991
Loans to customers - Commercial loans	17,169,744	(20,705)	g)	—		17,149,039
Loans to customers - Residential mortgage loans	9,354,890	—		—		9,354,890
Loans to customers - Consumer loans	3,665,424	—		—		3,665,424
Investments in other companies	44,649	—		4,958	d)	49,607
Intangible assets	60,701	—		—		60,701
Property and equipment	217,928	—		—		217,928
Right-of-use assets	118,829	—		—		118,829
Current tax assets	22,949	—		—		22,949
Deferred tax assets	357,945	—		(1,339)	d)	356,606
Other assets	579,467	63,913	a); g); h)	—		643,380
Non-current assets and disposal groups held for sale	—	6,333	h)	—		6,333
TOTAL ASSETS	46,095,131	—		3,619		46,098,750

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

Concept	01.01.2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	01.01.2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
LIABILITIES
Transactions in the course of payment	1,302,000	(49,888)	a)	—		1,252,112
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	2,841,756	(71,690)	d)	—		2,770,066
Other financial instruments	—	379	i)	—		379
Financial liabilities designated at fair value designated as at fair value through profit or loss	—	—		—		—
Derivative Financial Instruments for hedging purposes	—	71,690	d)	—		71,690
Obligations under repurchase agreements	288,917	(288,917)	i)	—		—
Financial liabilities at amortized cost:
Current accounts and other demand deposits	15,167,229	(303,668)	j)	—		14,863,561
Saving accounts and time deposits	8,899,541	(95,073)	k)	—		8,804,468
Obligations by repurchase agreements and securities lending	—	288,538	i)	—		288,538
Borrowings from financial institutions	3,669,753	—		—		3,669,753
Debt financial instruments issued	8,593,595	(886,407)	l)	—		7,707,188
Other financial obligations	191,713	(25,122)	m)	—		166,591
Lease liabilities	115,017	—		—		115,017
Financial instruments of regulatory capital issued	—	886,407	l)	—		886,407
Provisions	733,911	(733,911)	n)	—		—
Provisions for contingencies	—	141,938	n); o)	—		141,938
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	—	220,271	n)	—		220,271
Special provisions for credit risk	—	401,890	n)			401,890
Currents tax liabilities	311	—		—		311
Deferred tax liabilities	—	—		—		—
Other liabilities	565,120	443,563	a); j); k); m); o)	—		1,008,683
Liabilities included in disposal groups held for sale	—	—		—		—
TOTAL LIABILITIES	42,368,863	—		—		42,368,863

EQUITY
Capital	2,418,833	1,705	p)	—		2,420,538
Reserves	703,206	(1,155)	p); q)	(2,251)	a)	699,800
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	—	(550)	q)	3,619	d)	3,069
Elements that can be reclassified in profit and loss	(51,250)	—		2,251	a)	(48,999)
Retained earnings from previous periods	412,641	—		—		412,641
Income for the year	463,108	—		—		463,108
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	(220,271)	—		—		(220,271)
Shareholders of the Bank:	3,726,267	—		3,619		3,729,886
Non-controlling interests	1	—		—		1
TOTAL EQUITY	3,726,268	—		3,619		3,729,887
TOTAL LIABILITIES AND EQUITY	46,095,131	—		3,619		46,098,750

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

4.3 Reconciliation of transition effects in the Consolidated Statement of Financial Position as of December 31, 2021.

Concept	31.12.2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	31.12.2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
ASSETS
Cash and due from banks	3,713,734	—		—		3,713,734
Transactions in the course of collection	576,457	(89,757)	a)	—		486,700
Financial assets held-for-trading	3,876,695	(3,876,695)	b)	—		—
Investment under resale agreements	64,365	(64,365)	c)	—		—
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	2,983,298	(277,802)	d)	—		2,705,496
Debt financial instruments	—	3,737,942	b)	—		3,737,942
Others	—	138,753	b)	—		138,753
Financial assets available-for-sale	3,054,809	(3,054,809)	e)	—		—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—		—		—
Financial assets at fair value through profit or loss	—	—		—		—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	—	3,054,809	e)	—		3,054,809
Other financial instruments	—	—		—		—
Derivative financial instruments for hedging purposes	—	277,802	d)	—		277,802
Financial assets held-to-maturity	782,529	(782,529)	f)	—		—
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	64,365	c)	—		64,365
Debt financial instruments	—	782,529	f)	57,215	c)	839,744
Loans and advances to Banks	1,529,313	—		—		1,529,313
Loans to customers - Commercial loans	19,243,758	(25,890)	g)	—		19,217,868
Loans to customers - Residential mortgage loans	10,315,921	—		—		10,315,921
Loans to customers - Consumer loans	3,978,079	—		—		3,978,079
Investments in other companies	49,168	—		3,589	d)	52,757
Intangible assets	72,532	—		—		72,532
Property and equipment	222,320	—		—		222,320
Right-of-use assets	100,188	—		—		100,188
Current tax assets	846	—		—		846
Deferred tax assets	439,194	—		(4,917)	a);b);d)	434,277
Other assets	699,233	96,228	a); g); h)	—		795,461
Non-current assets and disposal groups held for sale	—	19,419	h)	—		19,419
TOTAL ASSETS	51,702,439	—		55,887		51,758,326

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

Concept	31.12.2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	31.12.2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
LIABILITIES
Transactions in the course of payment	460,490	(90,510)	a)	—		369,980
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	2,773,199	(696)	d)	—		2,772,503
Other financial instruments	—	9,610	i)	—		9,610
Financial liabilities designated as at fair value through profit or loss	—	—		—		—
Derivative Financial Instruments for hedging purposes	—	696	d)	—		696
Obligations under repurchase agreements	95,009	(95,009)	i)	—		—
Financial liabilities at amortized cost:
Current accounts and other demand deposits	18,542,791	(292,910)	j)	—		18,249,881
Saving accounts and time deposits	9,140,006	(336,293)	k)	—		8,803,713
Obligations by repurchase agreements and securities lending	—	85,399	i)	—		85,399
Borrowings from financial institutions	4,861,865	—		—		4,861,865
Debt financial instruments issued	9,478,905	(917,510)	l)	—		8,561,395
Other financial obligations	274,618	(24,613)	m)	—		250,005
Lease liabilities	95,670	—		—		95,670
Financial instruments of regulatory capital issued	—	917,510	l)	—		917,510
Provisions	1,048,013	(1,048,013)	n)			—
Provisions for contingencies	—	143,858	n); o)	—		143,858
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	—	323,897	n)	—		323,897
Special provisions for credit risk	—	616,195	n)	(14,621)	b)	601,574
Currents tax liabilities	113,129	—		—		113,129
Deferred tax liabilities	—	—		—		—
Other liabilities	595,730	708,389	a); j); k); m); o)	—		1,304,119
Liabilities included in disposal groups held for sale	—	—		—		—
TOTAL LIABILITIES	47,479,425	—		(14,621)		47,464,804

EQUITY
Capital	2,418,833	1,705	p)	—		2,420,538
Reserves	703,604	(1,554)	p); q)	8,422	a); b)	710,472
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	—	(151)	q)	2,620	d)	2,469
Elements that can be reclassified in profit and loss	(23,927)	—		60,197	c)	36,270
Retained earnings from previous periods	655,478	—		—		655,478
Income for the year	792,922	—		(731)	a)	792,191
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	(323,897)	—		—		(323,897)
Shareholders of the Bank:	4,223,013	—		70,508		4,293,521
Non-controlling interests	1	—		—		1
TOTAL EQUITY	4,223,014	—		70,508		4,293,522
TOTAL LIABILITIES AND EQUITY	51,702,439	—		55,887		51,758,326

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

Reclassifications:

a)	From “Transactions in the course of collection” (asset) and “Transactions in the course of payment” (liability) to “Other Assets and Other Liabilities for intermediation of financial instruments”.

b)	From “Trading instruments” to “Financial assets to be traded at fair value through profit or loss”.

c)	From “Investment under resale agreements” to “Rights by resale agreements and securities lending”.

d)	The assets and liabilities “Derivative instruments” are separated into “Derivative financial instruments” and “Derivative Financial Instruments for hedging purposes”.

e)	From “Financial assets available-for-sale” to “Financial assets at fair value through other comprehensive income”.

f)	From “Financial assets held-to-maturity” to “Financial assets at amortized cost - Debt financial instruments”.

g)	Accounts receivable from customers under IFRS 15 were reclassified from “Loans to customers - Commercial loans” to “Other Assets”.

h)	Investment in Nexus S.A and assets received in lieu of payment were reclassified from “Other assets” to “Non-current assets and disposal groups held for sale”.

i)	Short sales of shares were reclassified from “Obligations under repurchase agreements” to “Obligations by repurchase agreements and securities lending” and to “Financial liabilities held for trading at fair value through profit or loss”.

j)	The payments received on loans to be settled were reclassified from “Current accounts and other demand deposits” to “Other liabilities”.

k)	Cash guarantees received for derivative financial operations were reclassified from “Saving accounts and time deposits” to “Other Liabilities”.

l)	Subordinated bonds were reclassified from “Debt financial instruments issued” to “Financial instruments of regulatory capital issued”.

m)	Suppliers of goods for leasing were reclassified from “Other financial obligations” to “Other liabilities”.

n)	“Provisions” were opened in “Provisions for contingencies”, “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” and “Special provisions for credit risk”.

o)	Loyalty program provision were reclassified from “Other Liabilities” to “Provisions for contingencies”.

p)	Share premium account were reclassified from “Reserves” to “Capital”.

q)	“Accumulated other comprehensive income” were opened in “Elements that are not reclassified in profit and loss” for employee benefits and “Elements that can be reclassified in profit and loss”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

Adjustment:

a)	Net charge in equity for impairment of financial instruments at Fair Value through Other Comprehensive Income (FVOCI) for Ch$2,251 million net of taxes as of January 1, 2021 (Ch$2,982 million as of December 31, 2021), therefore, the impact on income for the year 2021 is Ch$731 million.

b)	Credit in equity for modification of the Credit Conversion Factor (FCC) for Ch$10,673 million net of taxes.

c)	Credit to equity for Ch$57,215 million due to the application of IFRS 9 when reclassifying financial instruments from “Financial assets at fair value through other comprehensive income” to “Financial assets at amortized cost”, carried out during 2021.

d)	Net credit in equity for Ch$3,619 million as of January 1, 2021 (Ch$2,620 million as of December 31, 2021) for adjustment to fair value of investments of the subsidiary Banchile Corredores de Bolsa S.A. in Bolsa de Comercio de Santiago S.A.

4.4 Reconciliation of the Summarized Interim Consolidated Income Statement for the period ended June 30, 2021.

	30/06/2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	30/06/2021 Current CNC
	MCh$	MCh$		MCh$		MCh$

Interest and UF indexation revenue	674,274	(8,090)	a)	—		666,184
Income from commissions	223,181	7,187	a)	—		230,368
Other operating income	83,588	(11,666)	b) c) e)	—		71,922
Total operating income	981,043	(12,569)		—		968,474

Provisions for loan losses	(130,871)	130,871	c)	—		—
Credit loss expense	—	(130,931)	c) d)	1,123	a)	(129,808)
Operating expenses	(441,840)	10,443	b) d)	—		(431,397)
Operating income	408,332	(2,186)		1,123		407,269

Income attributable to associates	(2,186)	2,186	e)	—		—

Income before income tax	406,146	—		1,123		407,269

Income tax	(81,277)	—		(303)	a)	(81,580)

Net Income for the period	324,869	—		820		325,689

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

4.5 Reconciliation of the Consolidated Interim Statement of Comprehensive Income (summarized) for the period ended June 30, 2021.

	30/06/2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	30/06/2021 Current CNC
	MCh$	MCh$		MCh$		MCh$

Net Income for the period	324,869	—		820	a)	325,689

Other comprehensive income that will not be reclassified to income for the period	270	—		(599)	b)	(329)

Other comprehensive income that will be reclassified to profit for the period	24,902	—		(820)	a)	24,082

Consolidated comprehensive income for the period	350,041	—		(599)		349,442

The summary of the main reclassifications and accounting adjustments that were applied to the Interim Consolidated Income Statement and the Interim Statement of Other Comprehensive Income, consider the following:

Reclassifications:

a)	Commissions for prepayment of credits were reclassified from “Net income from interest and UF indexation” to “Net income from commissions”.

b)	Expenses for assets received in lieu of payment were reclassified from “Operating expenses” to “Other operating income”.

c)	From “Provisions for loan losses” to “Credit loss expense” and the foreign currency impact to “Other operating income”.

d)	Country risk provisions were reclassified from “Operating expenses” to “Credit loss expenses”.

e)	From “Income attributable to associates” to “Other operating income”.

Adjustment:

a)	Net charge to income and credit to OCI for impairment of financial instruments measured at fair value through other comprehensive income (FVOCI).

b)	Net credit in OCI for adjustment to fair value of investments of the subsidiary Banchile Corredores de Bolsa S.A. in Bolsa de Comercio de Santiago S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

4.	Accounting Changes, continued:

4.6 Reconciliation of the Summarized Interim Consolidated Cash Flow Statement for the period ended June 30, 2021.

	30/06/2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	30/06/2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
Cash flows from operating activities :
Profit for the period	324,869	—		820	a)	325,689
Charges (credits) to income (loss) that do not represent cash flows	96,741	120,523	a)	(820)	a)	216,444
Changes due to (increase) decrease in assets and liabilities affecting the operating flow	(1,100,376)	(142,516)	c)	—		(1,242,892)
Total cash flows provided by (used in) operating activities, net	(678,766)	(21,993)		—		(700,759)
Cash flows from (used in) investing activities, net	(1,515,794)	1,481,012	b) c)	—		(34,782)
Cash flows from (used in) financing activities, net	1,142,123	(1,458,600)	b) a)	—		(316,477)
Variation in cash and cash equivalents during the period	(1,052,437)	419		—		(1,052,018)

Exchange rate variation effect	70,337	—		—		70,337

Opening balance of cash and cash equivalent	6,088,115	347		—		6,088,462

Final balance of cash and cash equivalent	5,106,015	766		—		5,106,781

Reclassifications:

a)	From other debits (credits) that do not imply cash movements to net flows originated by financing activities.

b)	Reclassification from net flows originated by investment activities to net flows originated by financing activities for lease payments and to flows originated by operating activities for the net increase of debt financial instruments at fair value through OCI (previously classified as net increase in investment instruments available-for-sale).

c)	Reclassifications mainly of other financial obligations from flows originated by financing activities to flows originated by operating activities.

Adjustment:

a)	Net charge to income for impairment of financial instruments measured at fair value through other comprehensive income (FVOCI).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

During the period ended June 30, 2022, there have been no other significant accounting changes that affect the presentation these Interim Consolidated Financial Statements.

5.	Relevant Events:

(a)	On January 27, 2022, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 17, 2022 in order to propose, among other matters, the following:

1.	The following distribution of profits for the year ended on December 31, 2021:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2020 and November 2021, amounting to Ch$253,093,655,744 which will be added to retained earnings from previous periods.

ii.	Distribute in the form of a dividend the remaining liquid profit, corresponding to a dividend of Ch$5.34393608948 to each of the 101,017,081,114 shares of the Bank.

Consequently, the distribution as dividend of 68.1% of the profits for the year ending December 31, 2021, was proposed.

2.	The shareholders who choose to, may at their option apply all or part of their dividend to the optional and transitory taxation regime that contemplates a substitute tax payment for the final taxes, called ISFUT (for its Spanish initials), in accordance with the transitory article 25 of Law No. 21,210.

3.	The dividend, if approved by the Meeting, would be paid on March 31, 2022.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

- Banchile Administradora General de Fondos S.A.
- Banchile Asesoría Financiera S.A.
- Banchile Corredores de Seguros Ltda.
- Banchile Corredores de Bolsa S.A.
- Banchile Securitizadora S.A. en Liquidación (*)
- Socofin S.A.

(*) Company in the process of dissolution.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended June 30, 2022 and 2021 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended between January 1, and June 30, 2022 and 2021 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income and UF indexation	734,459	472,289	417,144	191,329	(22,002)	2,491	(3,214)	43	1,126,387	666,152	46	32	1,126,433	666,184
Net commissions income	148,352	131,816	36,109	33,841	(1,156)	(1,114)	81,173	72,705	264,478	237,248	(7,194)	(6,880)	257,284	230,368
Net financial income	255	299	10,993	15,001	27,673	7,250	11,618	4,669	50,539	27,219	(46)	(32)	50,493	27,187
Exchange, indexation and foreign currency hedge accounting	7,255	3,898	16,597	12,509	45,901	9,961	12,452	9,305	82,205	35,673	—	—	82,205	35,673
Other income	7,483	8,167	4,334	4,406	—	—	1,514	1,507	13,331	14,080	(3,083)	(2,524)	10,248	11,556
Income attributable to investments in other companies	3,959	(3,136)	1,179	622	93	(14)	57	34	5,288	(2,494)	—	—	5,288	(2,494)
Total operating revenue	901,763	613,333	486,356	257,708	50,509	18,574	103,600	88,263	1,542,228	977,878	(10,277)	(9,404)	1,531,951	968,474
Expenses from salaries and employee benefits	(158,046)	(143,347)	(46,756)	(42,684)	(1,224)	(1,126)	(38,961)	(37,445)	(244,987)	(224,602)	9	8	(244,978)	(224,594)
Administrative expenses	(132,369)	(125,376)	(33,110)	(29,875)	(869)	(635)	(16,787)	(15,196)	(183,135)	(171,082)	9,711	9,315	(173,424)	(161,767)
Depreciation and amortization	(33,684)	(30,886)	(4,326)	(3,935)	(213)	(174)	(2,790)	(2,773)	(41,013)	(37,768)	—	—	(41,013)	(37,768)
Impairment of non-financial assets	—	(3)	—	—	—	—	100	333	100	330	—	—	100	330
Other operating expenses	(6,957)	(6,352)	(3,783)	(1,281)	—	(12)	(775)	(34)	(11,515)	(7,679)	557	81	(10,958)	(7,598)
Total operating expenses	(331,056)	(305,964)	(87,975)	(77,775)	(2,306)	(1,947)	(59,213)	(55,115)	(480,550)	(440,801)	10,277	9,404	(470,273)	(431,397)
Expenses for credit losses (*)	(132,550)	(89,282)	(72,008)	(41,649)	(973)	1,123	—	—	(205,531)	(129,808)	—	—	(205,531)	(129,808)
Income from operations	438,157	218,087	326,373	138,284	47,230	17,750	44,387	33,148	856,147	407,269	—	—	856,147	407,269
Income taxes													(132,898)	(81,580)
Income after income taxes													723,249	325,689

(*)	As of June 30, 2022, the retail and wholesale segments include additional provisions (See Note No. 2 aa)) assigned based on their risk-weighted assets for Ch$56,375 million (Ch$53,597 million in 2021) and Ch$53,625 million (Ch$36,403 million in 2021), respectively.

The following table presents assets and liabilities of the periods ended June 30, 2022 and December 31, 2021 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	20,999,785	20,519,142	13,503,603	12,806,598	18,681,795	17,412,053	761,032	954,858	53,946,215	51,692,651	(172,986)	(369,448)	53,773,229	51,323,203
Current and deferred taxes													531,114	435,123
Total assets													54,304,343	51,758,326

Liabilities	17,095,846	16,779,925	10,586,176	10,530,749	21,687,973	19,640,221	680,601	770,228	50,050,596	47,721,123	(172,986)	(369,448)	49,877,610	47,351,675
Current and deferred taxes													238	113,129
Total liabilities													49,877,848	47,464,804

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

7.	Cash and Cash Equivalents:

The detail of the balances included under cash and cash equivalents as follows:

	June	December
	2022	2021
	MCh$	MCh$
Cash and due from banks:
Cash	1,101,706	1,073,601
Deposit in Chilean Central Bank (*)	627,250	1,545,472
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	15,562	129,858
Deposits in abroad banks	941,699	964,803
Subtotal – Cash and due from banks	2,686,217	3,713,734

Net transactions in the course of collection (**)	102,041	116,720
Others cash equivalents (***)	2,142,744	3,458,373
Total cash and cash equivalents	4,931,002	7,288,827

The detail of the balances included under net ongoing clearance operations is as follows:

	June	December
	2022	2021
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	123,959	123,051
Funds receivable	510,745	363,649
Subtotal - assets	634,704	486,700

Liabilities
Funds payable	(532,663)	(369,980)
Subtotal - liabilities	(532,663)	(369,980)
Net transactions in the course of settlement	102,041	116,720

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	June	December
	2022	2021
	MCh$	MCh$

Financial derivative contracts	3,808,557	2,705,496
Debt Financial Instruments	3,292,226	3,737,942
Other financial instruments	9,047	138,753
Total	7,109,830	6,582,191

(a)	The Bank as of June 30, 2022 and December 31, 2021, maintains the following portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	7,893,284	6,289,327	4,761,935	5,532,323	9,683,394	8,429,176	1,217,846	1,320,406	70,071	74,865	20,301	18,758	23,646,831	21,664,855	1,055,257	742,545
Interest rate swap	—	—	2,011,459	1,255,464	3,104,243	4,110,203	10,977,309	10,616,344	11,434,009	11,611,771	6,935,336	6,939,951	10,183,032	10,277,577	44,645,388	44,811,310	1,318,680	825,525
Interest rate and cross currency swap	—	—	329,843	288,582	772,581	771,916	3,963,820	3,659,286	5,408,482	5,055,449	3,232,857	3,769,369	5,679,066	5,253,837	19,386,649	18,798,439	1,423,652	1,132,718
Call currency options	—	—	33,988	19,681	65,951	41,274	69,847	53,074	2,768	2,972	—	—	—	—	172,554	117,001	10,912	4,509
Put currency options	—	—	18,990	11,952	53,626	34,859	59,265	43,991	2,768	2,631	—	—	—	—	134,649	93,433	56	199
Total	—	—	10,287,564	7,865,006	8,758,336	10,490,575	24,753,635	22,801,871	18,065,873	17,993,229	10,238,264	10,784,185	15,882,399	15,550,172	87,986,071	85,485,038	3,808,557	2,705,496

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b) The detail of the instruments designated as Debt Financial Instruments is the following:

	June	December
	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	2,892,124	3,297,100
Bonds and Promissory notes from the Chilean Government	65,330	175,022
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	334,772	265,820
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	3,292,226	3,737,942

Instruments sold under repurchase agreements to clients and financial institutions are classified under instruments of the State and Central Bank of Chile by an amount of Ch$3,099 million as of June 30, 2022. As of December 31, 2021, there are no documents sold with a repurchase agreement. Repurchase agreements have an average expiration of 1 day at closure June 2022. Additionally, instruments are maintained under this item to comply with the technical reserve constitution requirements for an amount equivalent to Ch$1,120,000 million as of June 30, 2022 (Ch$3,288,800 million in December 2021).

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$202,885 million as of June 30, 2022 (Ch$84,969 million in December 2021). The repurchase agreements have an average maturity of 7 days at the end of the 2022 period (12 days in December 2021).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$3,265 million as of June 30, 2022 (Ch$3,832 million in December 2021), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

c) The detail of other financial instruments is as follows:

	June	December
	2022	2021
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	—	125,145
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	3,077	3,062
Foreign equity instruments	3,543	—

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	2,427	10,546
Total	9,047	138,753

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of June 30, 2022 and December 31, 2021, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of June 30, 2022 and December 31, 2021, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	June	December
	2022	2021
	MCh$	MCh$

Debt Financial Instruments	3,674,572	3,054,809
Other financial instruments	—	—
Total	3,674,572	3,054,809

(a)	As of June 30, 2022 and December 31, 2021, the detail of debt financial instruments is as follows:

	June	December
	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	102
Bonds and Promissory notes from the Chilean Government	2,445,851	2,480,423
Other fiscal debt financial instruments	6,413	8,325

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,174,077	538,486
Bonds and trade effects from domestic companies	21,459	27,473
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	26,772	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Total	3,674,572	3,054,809

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$18,792 million in June, 2022 (Ch$351 million in December 2021). The repurchase agreements have an average maturity of 3 days in June 2022 (4 days in December 2021). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$354,947 million as of June 30, 2022 (Ch$185,417 million as of December 31, 2021). Additionally, under this item, instruments are maintained to comply with the requirements for the constitution of a technical reserve for an amount equivalent to Ch$2,336,780 million as of December 31, 2021.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$37,878 million as of June, 2022 (Ch$33,599 million as of December 31, 2021).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$599,938 as of June 30, 2022 (Ch$185,417 million as of December 31, 2021).

As of June 30, 2022 the credit impairment for debt instruments at fair value through other comprehensive income was Ch$4,805 million (Ch$4,085 million as of December 31, 2021).

a.1) The credit rating of the issuers of debt instruments as of June 30, 2022 and December 31, 2021 is as follows:

	June 2022				December 2021
	Phase 1	Phase 2	Phase 3	Total	Phase 1	Phase 2	Phase 3	Total
	Individual	Individual	Individual	Individual	Individual	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments
Investment grade	3,674,558	14	—	3,674,572	3,054,795	14	—	3,054,809
No investment grade	—	—	—	—	—	—	—	—
No rating	—	—	—	—	—	—	—	—
Total	3,674,558	14	—	3,674,572	3,054,795	14	—	3,054,809

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

a.2)	The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2021	1,060,307	3,078	216	6	—	—	1,060,523	3,084
Net change in balance	2,045,246	1,005	(276)	(10)	—	—	2,044,970	995
Change in fair value	(51,656)	—	(60)	—	—	—	(51,716)	—
Transfer to Phase 1	—		—	—	—	—	—	—
Transfer to Phase 2	(134)	(4)	134	4	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Foreign Exchange adjustments	1,032	6	—	—	—	—	1,032	6
Balance as of December 31, 2021	3,054,795	4,085	14	—	—	—	3,054,809	4,085

Balance as of January 1, 2022	3,054,795	4,085	14	—	—	—	3,054,809	4,085
Net change in balance	627,970	719	23	1	—	—	627,993	720
Change in fair value	(8,207)	—	(23)	—	—	—	(8,230)	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of June 30, 2022	3,674,558	4,804	14	1	—	—	3,674,572	4,805

(b)	Realized and unrealized gains and losses:

As of June 30, 2022, the portfolio of debt financial instruments includes an accumulated unrealized loss of Ch$56,038 millones (accumulated unrealized loss of Ch$47,808 million in December 2021), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of June 30, 2022 and 2021 are reported under “Net Financial income (expense)” (See Note No. 33). The changes in realized gains and losses at the end of both periods are the following:

	June	June
	2022	2021
	MCh$	MCh$
Unrealized (losses) gains	(7,755)	(44,649)
Realized (gains) reclassified to income	(475)	(4,743)
Subtotal	(8,230)	(49,392)
Income tax on other comprehensive income	(416)	13,338
Net effect in equity	(8,646)	(36,054)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

12.	Derivative Financial Instruments for hedging purposes:

(a)	As of June 30, 2022 and December 31, 2021, the Bank has the following portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	1,788	—	—	—	—	—	—	—	1,788
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	1,788	—	—	—	—	—	—	—	1,788

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	3,099	—	—	—	—	—	—	—	—	—	3,099
Interest rate swap and cross currency swap	—	—	—	—	—	—	61,890	35,706	282,832	322,894	237,830	108,759	1,219,384	895,312	1,801,936	1,362,671
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	3,099	61,890	35,706	282,832	322,894	237,830	108,759	1,219,384	895,312	1,801,936	1,365,770

Total	—	—	—	—	—	3,099	61,890	37,494	282,832	322,894	237,830	108,759	1,219,384	895,312	1,801,936	1,367,558

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(a)	As of June 30, 2022 and December 31, 2021, the Bank has the following portfolio of financial derivative instruments for accounting hedging purposes, continued:

	Assets		Liabilities
	June	December	June	December
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	608
Call currency options	—	—	—	—
Put currency options	—	—	—	—
Subtotal	—	—	—	608

Cash flow hedge derivatives
Currency forward	—	—	—	88
Interest rate swap and cross currency swap	161,518	277,802	25,862	—
Call currency options	—	—	—	—
Put currency options	—	—	—	—
Sutotal	161,518	277,802	25,862	88
Total	161,518	277,802	25,862	696

(b)	Fair value Hedges:

The Bank uses cross-currency swaps to hedge its exposure to changes in the fair value of the hedged elements of loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of June 30, 2022 and December 31, 2021:

	June	December
	2022	2021
	MCh$	MCh$
Hedge element
Commercial loans	—	1,788
Corporate bonds	—	—

Hedge instrument
Cross currency swap	—	1,788
Interest rate swap	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	—	—	(1,629)	(1,626)	(3,259)	(3,252)	(47,957)	(47,854)	(55,627)	(56,380)	(108,472)	(109,112)
Corporate Bond HKD	—	—	(1,269)	—	(6,013)	—	(92,135)	(15,897)	(28,866)	(105,828)	(98,181)	(91,271)	(333,356)	(309,896)	(559,820)	(522,892)
Corporate Bond PEN	—	—	—	—	(3,435)	(841)	(3,435)	(841)	(13,738)	(3,366)	(13,738)	(3,366)	(180,013)	(43,383)	(214,359)	(51,797)
Corporate Bond CHF	—	—	—	(64)	—	—	(1,391)	(958)	(258,454)	(249,008)	(126,527)	(764)	—	(121,521)	(386,372)	(372,315)
Corporate Bond USD	—	—	—	—	—	—	(13,000)	(1,814)	(26,001)	(3,629)	(20,482)	(3,629)	(473,384)	(46,260)	(532,867)	(55,332)
Obligation USD	—	—	—	—	—	—	(196)	(427)	(64,988)	(60,047)	—	—	—	—	(65,184)	(60,474)
Corporate Bond JPY	—	—	—	—	(119)	(130)	(1,833)	(39,208)	(3,904)	(4,249)	(3,904)	(4,249)	(221,437)	(242,020)	(231,197)	(289,856)
Corporate Bond AUD	—	—	—	—	(3,005)	(1,220)	(3,191)	(4,794)	(12,396)	(12,024)	(12,392)	(12,023)	(271,653)	(264,901)	(302,637)	(294,962)
Corporate Bond NOK	—	—	—	—	—	—	(2,563)	(2,646)	(5,127)	(5,292)	(5,127)	(5,292)	(77,997)	(80,515)	(90,814)	(93,745)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	—	—	1,629	1,626	3,259	3,252	47,957	47,854	55,627	56,380	108,472	109,112
Cross Currency Swap HKD	—	—	1,269	—	6,013	—	92,135	15,897	28,866	105,828	98,181	91,271	333,356	309,896	559,820	522,892
Cross Currency Swap PEN	—	—	—	—	3,435	841	3,435	841	13,738	3,366	13,738	3,366	180,013	43,383	214,359	51,797
Cross Currency Swap CHF	—	—	—	64	—	—	1,391	958	258,454	249,008	126,527	764	—	121,521	386,372	372,315
Cross Currency Swap USD	—	—	—	—	—	—	13,000	1,814	26,001	3,629	20,482	3,629	473,384	46,260	532,867	55,332
Cross Currency Swap USD	—	—	—	—	—	—	196	427	64,988	60,047	—	—	—	—	65,184	60,474
Cross Currency Swap JPY	—	—	—	—	119	130	1,833	39,208	3,904	4,249	3,904	4,249	221,437	242,020	231,197	289,856
Cross Currency Swap AUD	—	—	—	—	3,005	1,220	3,191	4,794	12,396	12,024	12,392	12,023	271,653	264,901	302,637	294,962
Cross Currency Swap NOK	—	—	—	—	—	—	2,563	2,646	5,127	5,292	5,127	5,292	77,997	80,515	90,814	93,745

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	1,345	537	5,915	4,031	91,518	59,853	348,145	370,886	293,799	144,432	1,348,265	968,900	2,088,987	1,548,639

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(179)	(171)	(4,004)	—	(68,170)	(9,630)	(16,725)	(75,575)	(84,721)	(79,358)	(228,357)	(214,067)	(402,156)	(378,801)
Cross Currency Swap PEN	—	—	—	—	(729)	(51)	(717)	(52)	(2,897)	(207)	(2,893)	(206)	(110,069)	(33,974)	(117,305)	(34,490)
Cross Currency Swap JPY	—	—	—	—	(358)	(341)	(4,113)	(40,029)	(8,955)	(8,388)	(8,943)	(8,376)	(267,195)	(252,362)	(289,564)	(309,496)
Cross Currency Swap USD	—	—	—	—	—	—	(9,120)	(1,104)	(77,542)	(57,936)	(17,380)	(1,402)	(408,898)	(39,368)	(512,940)	(99,810)
Cross Currency Swap CHF	—	—	(1,166)	(366)	—	—	(5,637)	(5,281)	(232,833)	(220,166)	(126,384)	(4,387)	—	(115,104)	(366,020)	(345,304)
Cross Currency Swap EUR	—	—	—	—	—	—	(2,165)	(2,028)	(4,345)	(4,070)	(48,633)	(46,165)	(50,430)	(47,638)	(105,573)	(99,901)
Cross Currency Swap AUD	—	—	—	—	(824)	(540)	(886)	(1,064)	(3,426)	(3,212)	(3,425)	(3,208)	(209,725)	(197,125)	(218,286)	(205,149)
Cross Currency Swap NOK	—	—	—	—	—	—	(710)	(665)	(1,422)	(1,332)	(1,420)	(1,330)	(73,591)	(69,262)	(77,143)	(72,589)
Forward UF	—	—	—	—	—	(3,099)	—	—	—	—	—	—	—	—	—	(3,099)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2022 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$139,951 million (credit to equity of Ch$82,373 million in June 2021). The net effect of taxes charge to equity amounts to Ch$102,163 million (credit to equity of Ch$60,133 million during the period June 2021).

The accumulated balance for this concept as of June 30, 2022 corresponds to a charge in equity amounted to Ch$28,257 million (credit to equity of Ch$111,694 million as of December 2021).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$7,187 million during the period 2022 (charge to results for Ch$18,803 million during the period June 2021).

(c.5)	As of June 30, 2022 and 2021, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of June 30, 2022 and 2021, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost:

The item detail is as follows

	June	Dicember
	2022	2021
	MCh$	MCh$

Rights by resale agreements and securities lending	27,850	64,365
Debt financial instruments	871,719	839,744
Loans and advances to Banks	2,345,202	1,529,313
Loans to customers:
Commercial loans	20,297,311	19,634,756
Residential mortgage loans	10,834,312	10,346,652
Consumer loans	4,592,466	4,248,709
Provisions established for credit risk:
Commercial loans provisions	(432,264)	(416,888)
Mortgage loans provisions	(30,204)	(30,731)
Consumer loans provisions	(287,283)	(270,630)
Total	38,219,109	35,945,290

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(a)	Rights arising from resale repurchase agreements:

The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of June 30, 2022 and December 31, 2021, the detail is as follows:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Financial Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	9,548	37,763	13,846	14,013	4,456	12,589	—	—	—	—	—	—	27,850	64,365
Subtotal	—	—	9,548	37,763	13,846	14,013	4,456	12,589	—	—	—	—	—	—	27,850	64,365
Financial Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments from foreign	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	9,548	37,763	13,846	14,013	4,456	12,589	—	—	—	—	—	—	27,850	64,365

Purchased Instruments:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of June 30, 2022, the fair value of the instruments received amounts to Ch$26,538 million (Ch$65,531 million in December 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	June	December
	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the Chilean Government	871,719	839,744
Other fiscal debt financial instruments	—	—

Other Financial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	871,719	839,744

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$490,733 million as of June 30, 2022 (Ch$456,057 million as of December 31, 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of June 30, 2022	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	199,328	—	—	199,328	(436)			(436)	198,892
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	146,049	—	—	146,049	(243)	—	—	(243)	145,806
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	504	—	—	504	—	—	—	—	504
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	345,881	—	—	345,881	(679)	—	—	(679)	345,202
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	2,000,000	—	—	2,000,000	—	—	—	—	2,000,000
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks					—	—	—	—	—
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	2,000,000	—	—	2,000,000	—	—	—	—	2,000,000
Total	2,345,881	—	—	2,345,881	(679)	—	—	(679)	2,345,202

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks, continued:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2021	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	160,018	—	—	160,018	(58)	—	—	(58)	159,960
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	158,308	—	—	158,308	(347)	—	—	(347)	157,961
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	121,008	—	—	121,008	(114)	—	—	(114)	120,894
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	498	—	—	498	—	—	—	—	498
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	439,832	—	—	439,832	(519)	—	—	(519)	439,313
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,090,000	—	—	1,090,000	—	—	—	—	1,090,000
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks	—	—	—	—	—	—	—	—	—
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,090,000	—	—	1,090,000	—	—	—	—	1,090,000
Total	1,529,832	—	—	1,529,832	(519)	—	—	(519)	1,529,313

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
Loans to Customers	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			Fogape		Financial
As of June 30, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,420,999	4,086,915	189,804	134,197	249,242	16,081,157	(99,222)	(40,873)	(14,450)	(60,579)	(81,788)	(296,912)	(37,106)	(334,018)	15,747,139
Chilean exports foreign trade loans	875,176	5,770	6,037	9,764	1,039	897,786	(21,416)	(164)	(142)	(5,572)	(477)	(27,771)	—	(27,771)	870,015
Chilean imports foreign trade loans	665,605	50,916	7,498	3,339	1,288	728,646	(22,127)	(1,446)	(541)	(1,776)	(708)	(26,598)	—	(26,598)	702,048
Foreign trade loans between third countries	2,795	—	—	—	—	2,795	(122)	—	—	—	—	(122)	—	(122)	2,673
Current account debtors	85,532	81,446	4,222	1,198	1,049	173,447	(2,468)	(1,946)	(327)	(592)	(495)	(5,828)	—	(5,828)	167,619
Credit card debtors	16,002	53,863	596	372	3,528	74,361	(639)	(1,605)	(89)	(226)	(1,910)	(4,469)	—	(4,469)	69,892
Factoring transactions	515,887	31,745	2,367	190	53	550,242	(9,175)	(899)	(174)	(171)	(19)	(10,438)	—	(10,438)	539,804
Commercial lease transactions (1)	1,358,138	283,397	46,568	10,728	7,013	1,705,844	(2,556)	(3,383)	(86)	(2,066)	(1,107)	(9,198)	(1,444)	(10,642)	1,695,202
Student loans	—	56,404	—	—	2,452	58,856	—	(2,674)	—	—	(1,671)	(4,345)	—	(4,345)	54,511
Other loans and accounts receivable	6,176	6,679	184	9,970	1,168	24,177	(199)	(15)	(25)	(7,367)	(427)	(8,033)	—	(8,033)	16,144
Subtotal	14,946,310	4,657,135	257,276	169,758	266,832	20,297,311	(157,924)	(53,005)	(15,834)	(78,349)	(88,602)	(393,714)	(38,550)	(432,264)	19,865,047
Residential mortgage loans
Letters of credit	—	4,650	—	—	269	4,919	—	(3)	—	—	(16)	(19)	—	(19)	4,900
Endorsable mortgage loans	—	15,513	—	—	609	16,122	—	(15)	—	—	(38)	(53)	—	(53)	16,069
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	10,414,573	—	—	240,441	10,655,014	—	(11,086)	—	—	(17,217)	(28,303)	—	(28,303)	10,626,711
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	149,259	—	—	8,998	158,257	—	(456)	—	—	(1,373)	(1,829)	—	(1,829)	156,428
Subtotal	—	10,583,995	—	—	250,317	10,834,312	—	(11,560)	—	—	(18,644)	(30,204)	—	(30,204)	10,804,108
Consumer loans
Consumer loans in installments	—	2,844,587	—	—	163,065	3,007,652	—	(129,254)	—	—	(104,072)	(233,326)	—	(233,326)	2,774,326
Current account debtors	—	207,954	—	—	3,072	211,026	—	(7,378)	—	—	(1,491)	(8,869)	—	(8,869)	202,157
Credit card debtors	—	1,352,230	—	—	20,270	1,372,500	—	(31,725)	—	—	(12,604)	(44,329)	—	(44,329)	1,328,171
Consumer lease transactions (1)	—	508	—	—	—	508	—	(6)	—	—	—	(6)	—	(6)	502
Other loans and accounts receivable	—	2	—	—	778	780	—	(1)	—	—	(752)	(753)	—	(753)	27
Subtotal	—	4,405,281	—	—	187,185	4,592,466	—	(168,364)	—	—	(118,919)	(287,283)	—	(287,283)	4,305,183
Total	14,946,310	19,646,411	257,276	169,758	704,334	35,724,089	(157,924)	(232,929)	(15,834)	(78,349)	(226,165)	(711,201)	(38,550)	(749,751)	34,974,338

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of June 30, 2022 Ch$874,608 million correspond to finance leases on immovable property and Ch$831,744 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
Loans to Customers	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			Fogape		Financial
As of December 31, 2021	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,228,744	4,230,007	140,134	126,750	252,100	15,977,735	(99,681)	(42,951)	(4,994)	(55,238)	(78,173)	(281,037)	(47,196)	(328,233)	15,649,502
Chilean exports foreign trade loans	696,471	5,622	3,991	11,890	1,035	719,009	(16,382)	(149)	(96)	(5,799)	(528)	(22,954)	—	(22,954)	696,055
Chilean imports foreign trade loans	494,706	45,839	3,264	3,750	1,728	549,287	(18,219)	(1,146)	(230)	(1,808)	(958)	(22,361)	—	(22,361)	526,926
Foreign trade loans between third countries	2,950	—	—	—	—	2,950	(128)	—	—	—	—	(128)	—	(128)	2,822
Current account debtors	69,300	69,301	3,521	832	1,056	144,010	(1,638)	(1,653)	(231)	(418)	(444)	(4,384)	—	(4,384)	139,626
Credit card debtors	12,443	45,972	498	417	3,262	62,592	(510)	(1,283)	(84)	(259)	(1,773)	(3,909)	—	(3,909)	58,683
Factoring transactions	446,556	36,272	2,924	411	93	486,256	(9,051)	(924)	(415)	(265)	(33)	(10,688)	—	(10,688)	475,568
Commercial lease transactions (1)	1,275,806	275,147	43,174	10,124	7,812	1,612,063	(2,917)	(1,842)	(53)	(2,439)	(2,977)	(10,228)	(1,338)	(11,566)	1,600,497
Student loans	—	55,346	—	—	2,602	57,948	—	(2,555)	—	—	(1,754)	(4,309)	—	(4,309)	53,639
Other loans and accounts receivable	5,569	6,808	159	8,788	1,582	22,906	(178)	(9)	(18)	(7,451)	(700)	(8,356)	—	(8,356)	14,550
Subtotal	14,232,545	4,770,314	197,665	162,962	271,270	19,634,756	(148,704)	(52,512)	(6,121)	(73,677)	(87,340)	(368,354)	(48,534)	(416,888)	19,217,868
Residential mortgage loans
Letters of credit	—	5,722	—	—	334	6,056	—	(4)	—	—	(15)	(19)	—	(19)	6,037
Endorsable mortgage loans	—	16,941	—	—	842	17,783	—	(9)	—	—	(48)	(57)	—	(57)	17,726
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	9,896,877	—	—	273,164	10,170,041	—	(9,049)	—	—	(19,591)	(28,640)	—	(28,640)	10,141,401
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	142,754	—	—	10,018	152,772	—	(450)	—	—	(1,565)	(2,015)	—	(2,015)	150,757
Subtotal	—	10,062,294	—	—	284,358	10,346,652	—	(9,512)	—	—	(21,219	(30,731)	—	(30,731)	10,315,921
Consumer loans
Consumer loans in installments	—	2,684,317	—	—	190,964	2,875,281	—	(112,005)	—	—	(115,100)	(227,105)	—	(227,105)	2,648,176
Current account debtors	—	168,993	—	—	3,630	172,623	—	(5,422)	—	—	(1,324)	(6,746)	—	(6,746)	165,877
Credit card debtors	—	1,179,592	—	—	19,534	1,199,126	—	(25,195)	—	—	(10,443)	(35,638)	—	(35,638)	1,163,488
Consumer lease transactions (1)	—	510	—	—	—	510	—	(10)	—	—	—	(10)	—	(10)	500
Other loans and accounts receivable	—	6	—	—	1,163	1,169	—	(2)	—	—	(1,129)	(1,131)	—	(1,131)	38
Subtotal	—	4,033,418	—	—	215,291	4,248,709	—	(142,634)	—	—	(127,996)	(270,630)	—	(270,630)	3,978,079
Total	14,232,545	18,866,026	197,665	162,962	770,919	34,230,117	(148,704)	(204,658)	(6,121)	(73,677)	(236,555)	(669,715)	(48,534)	(718,249)	33,511,868

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2021 Ch$810,611 million correspond to finance leases on movable property and Ch$801,962 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting period, the contingent credit risk exposure is as follows;

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of June 30, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	530,501	526	7,812	—	—	538,839	(3,448)	(8)	(3,265)	—	—	(6,721)	532,118
Letters of credit for goods circulation operations	639,326	1,399	—	—	—	640,725	(1,111)	(6)	—	—	—	(1,117)	639,608
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,323,980	48,521	30,228	2,295	298	2,405,322	(27,877)	(512)	(1,279)	(962)	(128)	(30,758)	2,374,564
Undrawn credit lines with immediate termination	1,239,761	7,941,609	4,304	581	16,209	9,202,464	(1,980)	(3,854)	(54)	(367)	(8,132)	(14,387)	9,188,077
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	—	—	—	—	—	—	—	—	—	—	—	—	—
Other contingent loans	75,319	—	—	—	—	75,319	(325)	—	—	—	—	(325)	74,994
Total	4,808,887	7,992,055	42,344	2,876	16,507	12,862,669	(34,741)	(4,380)	(4,598)	(1,329)	(8,260)	(53,308)	12,809,361

	Outstanding exposure before provisions						Provisions established						Net exposure
			Substandard	Non-Complying					Substandard	Non-Complying			for credit
	Normal Portfolio		Portfolio	Portfolio			Normal Portfolio		Portfolio	Portfolio			risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of December 31, 2021	Individual	Group	Individual	Individual		Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	431,932	567	7,170	—	—	439,669	(3,720)	(8)	(3,015)			(6,743)	432,926
Letters of credit for goods circulation operations	448,300	1,604	120	—	—	450,024	(1,577)	(6)	(2)	—	—	(1,585)	448,439
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,290,721	45,447	28,697	1,728	361	2,366,954	(27,541)	(470)	(1,223)	(871)	(198)	(30,303)	2,336,651
Undrawn credit lines with immediate termination	1,311,852	7,310,486	4,421	719	23,715	8,651,193	(1,921)	(3,887)	(57)	(409)	(9,055)	(15,329)	8,635,864
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	—	—	—	—	—	—	—	—	—	—	—	—	—
Other contingent loans	78,951	—	—	—	—	78,951	(26)	—	—	—	—	(26)	78,925
Total	4,561,756	7,358,104	40,408	2,447	24,076	11,986,791	(34,785)	(4,371)	(4,297)	(1,280)	(9,253)	(53,986)	11,932,805

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the period:

Changes in provisions constituted by portfolio in the period
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2022	519	—	—	519
Allowances established/ released:	—	—	—	—
Change in measurement without portfolio reclassification during the period:	31	—	—	31
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	987	—	—	987
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(892)	—	—	(892)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange adjustments	34	—	—	34
Other changes in allowances	—	—	—	—
Balance as of June 30, 2022	679	—	—	679

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:
Changes in provisions constituted by portfolio in the period
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2021	665	—	—	665
Allowances established/ released:	—	—	—	—
Change in measurement without portfolio reclassification during the period:	11	—	—	11
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	623	—	—	623
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(896)	—	—	(896)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange adjustments	16	—	—	16
Other changes in allowances	—	—	—	—
Balance as of June 30, 2021	419	—	—	419

Balance as of December 31, 2021	519	—	—	519

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio			Substandard Portfolio				Deductible Warranties
	Evaluation		Substandard	Evaluation		Sub total		FOGAPE
	Group	Individual	Portfolio	Group	Individual	Group	Individual	Covid-19	Total
Commercial loans	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2022	52,512	148,704	6,121	87,340	73,677	139,852	228,502	48,534	416,888
Provisions established/ released:								—
Change in measurement without portfolio reclassification during the period:	12,391	10,573	854	21,433	14,611	33,824	26,038	—	59,862
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(853)	10,941	—		—	10,088	—	10,088
Transfer from Normal individual to Non-Complying individual	—	(343)		—	1,376	—	1,033	—	1,033
Transfer from Substandard to Non-Complying individual	—	—	(1,093)	—	2,804	—	1,711	—	1,711
Transfer from Substandard to Normal individual	—	358	(434)	—		—	(76)	—	(76)
Transfer from Non-Complying individual to Substandard	—	—	28	—	(33)	—	(5)	—	(5)
Transfer from Non-Complying individual to Normal individual	—	—	—	—	—	—	—	—	—
Transfer from Normal group to Non-Complying group	(7,535)	—	—	14,565	—	7,030	—	—	7,030
Transfer from Non-Complying group to Normal group	1,375	—	—	(6,128)	—	(4,753)	—	—	(4,753)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(840)	849	51	(58)	—	(898)	900	—	2
New assets originated	13,230	86,835	1,446	5,287	6,770	18,517	95,051	42	113,610
New credits for conversion of contingent to loan	2,316	3,594	236	197	193	2,513	4,023	—	6,536
New assets purchased	—	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	—	—	—	—	—
Payment of credit	(20,549)	(96,656)	(2,355)	(16,168)	(15,975)	(36,717)	(114,986)	—	(151,703)
Provisions for write-offs	(195)	(2)	(5)	(17,918)	(7,557)	(18,113)	(7,564)	—	(25,677)
Recovery of written-off loans	143	—	—	—	—	143	—	—	143
Changes to models and assumptions	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	157	4,865	44	52	2,483	209	7,392	—	7,601
Other changes in allowances	—	—	—	—	—	—	—	(10,026)	(10,026)
Balance as of June 30, 2022	53,005	157,924	15,834	88,602	78,349	141,607	252,107	38,550	432,264

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:
	Changes in provisions constituted by portfolio in the period
	Normal Portfolio			Substandard Portfolio				Deductible Warranties
	Evaluation		Substandard	Evaluation		Sub total		FOGAPE
	Group	Individual	Portfolio	Group	Individual	Group	Individual	Covid-19	Total
Commercial loans	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2021	62,256	143,912	6,579	95,229	90,731	157,485	241,222	24,109	422,816
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	25,395	11,828	893	17,308	4,057	42,703	16,778	—	59,481
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(643)	1,034	—	—	—	391	—	391
Transfer from Normal individual to Non-Complying individual	—	(91)	—	—	901	—	810	—	810
Transfer from Substandard to Non-Complying individual	—	—	(564)	—	1,150	—	586	—	586
Transfer from Substandard to Normal individual	—	69	(135)	—	—	—	(66)	—	(66)
Transfer from Non-Complying individual to Substandard	—	—	8	—	(83)	—	(75)	—	(75)
Transfer from Non-Complying individual to Normal individual	—	5	—	—	(25)	—	(20)	—	(20)
Transfer from Normal group to Non-Complying group	(7,393)	—	—	16,378	—	8,985	—	—	8,985
Transfer from Non-Complying group to Normal group	3,045	—	—	(10,019)	—	(6,974)	—	—	(6,974)
Transfer from Individual (normal, substandard, non-complying) up to Group (normal, non-complying)	141	(259)	(39)	119	(42)	260	(340)	—	(80)
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(1,811)	1,689	135	(1,313)	662	(3,124)	2,486	—	(638)
New assets originated	20,090	91,335	1,790	27,971	12,935	48,061	106,060	20,603	174,724
New credits for conversion of contingent to loan	5,111	3,423	221	324	187	5,435	3,831	—	9,266
New assets purchased	—	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	(14,457)	—	(14,457)	—	(14,457)
Payment of credit	(48,636)	(111,447)	(4,255)	(26,926)	(16,113)	(75,562)	(131,815)	(270)	(207,647)
Provisions for write-offs	(18)	(4)	—	(28,761)	(6,104)	(28,779)	(6,108)	—	(34,887)
Recovery of written-off loans	57	—	—	—	—	57	—	—	57
Changes to models and assumptions	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	64	1,224	40	108	1,288	172	2,552	—	2,724
Other changes in allowances	—	—	—	—	—	—	—	477	477
Balance as of June 30, 2021	58,301	141,041	5,707	90,418	75,087	148,719	221,835	44,919	415,473

Balance as of December 31, 2021	52,512	148,704	6,121	87,340	73,677	139,852	228,502	48,534	416,888

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Residential mortgage loans	MCh$	MCh$	MCh$

Balance as of January 1, 2022	9,512	21,219	30,731
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	4,958	6,240	11,198
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(1,191)	2,802	1,611
Transfer from Non-Complying group to Normal group	422	(3,773)	(3,351)
New assets originated	652	72	724
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(2,790)	(2,010)	(4,800)
Provisions for write-offs	(3)	(5,906)	(5,909)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	—	—	—
Other changes in allowances	—	—	—
Balance as of June 30, 2022	11,560	18,644	30,204

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the period Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Residential mortgage loans	MCh$	MCh$	MCh$

Balance as of January 1, 2021	13,600	20,164	33,764
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	4,470	6,025	10,495
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(1,020)	1,493	473
Transfer from Non-Complying group to Normal group	787	(2,162)	(1,375)
New assets originated	886	214	1,100
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(5,641)	(1,717)	(7,358)
Provisions for write-offs	(1)	(5,052)	(5,053)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	—	—	—
Other changes in allowances	—	—	—
Balance as of June 30, 2021	13,081	18,965	32,046

Balance as of December 31, 2021	9,512	21,219	30,731

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Consumer loans	MCh$	MCh$	MCh$

Balance as of January 1, 2022	142,634	127,996	270,630
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	49,390	73,255	122,645
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(32,512)	44,950	12,438
Transfer from Non-Complying group to Normal group	5,615	(24,504)	(18,889)
New assets originated	44,412	18,268	62,680
New credits for conversion of contingent to loan	18,609	2,359	20,968
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(58,416)	(60,248)	(118,664)
Provisions for write-offs	(1,432)	(63,164)	(64,596)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	64	7	71
Other changes in allowances	—	—	—
Balance as of June 30, 2022	168,364	118,919	287,283

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Consumer loans	MCh$	MCh$	MCh$

Balance as of January 1, 2021	145,683	144,168	289,851
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	10,227	87,432	97,659
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(18,902)	35,911	17,009
Transfer from Non-Complying group to Normal group	6,497	(17,066)	(10,569)
New assets originated	21,142	13,838	34,980
New credits for conversion of contingent to loan	18,963	2,479	21,442
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(60,575)	(71,908)	(132,483)
Provisions for write-offs	(439)	(77,971)	(78,410)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	278	77	355
Other changes in allowances	—	—	—
Balance as of June 30, 2021	122,874	116,960	239,834

Balance as of December 31, 2021	142,634	127,996	270,630

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio Evaluation			Non-Complying Portfolio Evaluation		Subtotal
Contingent loan exposure	Group	Individual	Substandard Portfolio	Group	Individual	Group	Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2022	4,371	34,785	4,297	9,253	1,280	13,624	40,362	53,986
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	692	(1,954)	(99)	635	65	1,327	(1,988)	(661)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(67)	165	—	—	—	98	98
Transfer from Normal individual to Non-Complying individual	—	(72)	—	—	997	—	925	925
Transfer from Substandard to Non-Complying individual	—	—	(290)	—	572	—	282	282
Transfer from Substandard to Normal individual	—	13	(15)	—	—	—	(2)	(2)
Transfer from Non-Complying individual to Substandard	—	—	—	—	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	1	—	—	(33)	—	(32)	(32)
Transfer from Normal group to Non-Complying group	(163)	—	—	704	—	541	—	541
Transfer from Non-Complying group to Normal group	44	—	—	(2,701)	—	(2,657)	—	(2,657)
Transfer from ndividual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(32)	38	1	(4)	—	(36)	39	3
New contingent loan granted	1,158	18,290	150	660	62	1,818	18,502	20,320
Contingent credits for conversion	(4,875)	(1,191)	(26)	(1,555)	(212)	(6,430)	(1,429)	(7,859)
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange adjustments	5	487	247	156	7	161	741	902
Other changes in provisions	3,177	(15,586)	166	1,112	(1,407)	4,289	(16,827)	(12,538)
Balance as of June 30, 2022	4,377	34,744	4,596	8,260	1,331	12,637	40,671	53,308

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio Evaluation			Non-Complying Portfolio Evaluation		Subtotal
	Group	Individual	Substandard Portfolio	Group	Individual	Group	Individual	Total
Contingent loan exposure	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2021	25,257	35,157	761	9,112	5,903	34,369	41,821	76,190
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	(2,319)	(381)	(18)	497	228	(1,822)	(171)	(1,993)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(345)	761	—	—	—	416	416
Transfer from Normal individual to Non-Complying individual	—	(1)	—	—	19	—	18	18
Transfer from Substandard to Non-Complying individual	—	—	(7)	—	22	—	15	15
Transfer from Substandard to Normal individual	—	24	(39)	—	—	—	(15)	(15)
Transfer from Non-Complying individual to Substandard	—	—	1	—	(30)	—	(29)	(29)
Transfer from Non-Complying individual to Normal individual	—	—	—	—	—	—	—	—
Transfer from Normal group to Non-Complying group	(215)	—	—	783	—	568	—	568
Transfer from Non-Complying group to Normal group	77	—	—	(1,456)	—	(1,379)	—	(1,379)
Transfer from ndividual (normal, substandard, non-complying) to Group (normal, non-complying )	208	(211)	—	57	(7)	265	(218)	47
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(63)	77	1	—	1	(63)	79	16
New contingent loan granted	3,152	16,371	228	610	563	3,762	17,162	20,924
Contingent credits for conversion	(5,247)	(1,242)	(100)	(2,707)	(95)	(7,954)	(1,437)	(9,391)
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange adjustments	1	196	1	—	114	1	311	312
Other changes in provisions	2,842	(13,471)	(285)	1,613	(1,490)	4,455	(15,246)	(10,791)
Balance as of June 30, 2021	23,693	36,174	1,304	8,509	5,228	32,202	42,706	74,908

Balance as of December 31, 2021	4,371	34,785	4,297	9,253	1,280	13,624	40,362	53,986

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

Other disclosures:

As of June 30, 2022, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$3,345,995 million (Ch$3,024,118 million in December 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

g)	Industry sector:

At the closing of each reporting period, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	in						in
	Domestic		Foreign		Total	Total	Domestic		Foreign		Total	Total
	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	2,000,000	1,250,018	345,881	279,814	2,345,881	1,529,832	—	(58)	(679)	(461)	(679)	(519)

Commercial loans
Agriculture and livestock	819,572	811,014	—	—	819,572	811,014	(20,307)	(18,772)	—	—	(20,307)	(18,772)
Fruit	670,254	636,015	—	—	670,254	636,015	(13,735)	(12,678)	—	—	(13,735)	(12,678)
Forestry	320,655	315,375	—	—	320,655	315,375	(2,323)	(2,548)	—	—	(2,323)	(2,548)
Fishing	33,941	33,984	—	—	33,941	33,984	(3,388)	(3,365)	—	—	(3,388)	(3,365)
Mining	201,902	162,823	—	—	201,902	162,823	(2,073)	(2,512)	—	—	(2,073)	(2,512)
Oil and natural gas	588	783	—	—	588	783	(23)	(22)	—	—	(23)	(22)
Product manufacturing industries;
Foods, beverages and tobacco	549,155	505,171	—	—	549,155	505,171	(13,113)	(12,648)	—	—	(13,113)	(12,648)
Textiles, leather goods and footwear	33,551	33,862	—	—	33,551	33,862	(873)	(1,192)	—	—	(873)	(1,192)
Woods and furnitures	185,938	152,548	—	—	185,938	152,548	(3,499)	(2,780)	—	—	(3,499)	(2,780)
Cellulose, Paper and printing	21,257	22,820	—	—	21,257	22,820	(1,029)	(1,285)	—	—	(1,029)	(1,285)
Chemicals and petroleum products	421,357	388,778	—	—	421,357	388,778	(6,663)	(5,894)	—	—	(6,663)	(5,894)
Metal, non-metal, machine or others	564,811	498,520	—	—	564,811	498,520	(11,326)	(11,535)	—	—	(11,326)	(11,535)
Electricity, gas and water	466,841	464,080	—	—	466,841	464,080	(4,472)	(4,201)	—	—	(4,472)	(4,201)
Residential construction	273,894	260,234	—	—	273,894	260,234	(11,859)	(10,182)	—	—	(11,859)	(10,182)
Non-residential construction (office, civil engineering)	580,972	540,999	—	—	580,972	540,999	(8,136)	(6,820)	—	—	(8,136)	(6,820)
Wholesale	1,875,209	1,760,313	—	—	1,875,209	1,760,313	(61,692)	(59,808)	—	—	(61,692)	(59,808)
Retail, restaurants and hotels	1,117,844	1,131,523	7,273	7,793	1,125,117	1,139,316	(47,479)	(46,177)	(589)	(641)	(48,068)	(46,818)
Transport and storage	1,174,677	1,179,301	—	—	1,174,677	1,179,301	(29,876)	(31,083)	—	—	(29,876)	(31,083)
Communications	267,209	290,936	—	—	267,209	290,936	(3,387)	(3,462)	—	—	(3,387)	(3,462)
Financial services	2,977,374	3,043,255	—	1,723	2,977,374	3,044,978	(39,714)	(41,132)	—	(30)	(39,714)	(41,162)
Business services	1,821,816	1,775,689	—	—	1,821,816	1,775,689	(49,667)	(44,738)	—	—	(49,667)	(44,738)
Real estate services	3,258,130	3,034,750	36,368	4,202	3,294,498	3,038,952	(34,192)	(26,637)	(1,555)	(180)	(35,747)	(26,817)
Student loans	58,856	57,947	—	—	58,856	57,947	(4,345)	(4,308)	—	—	(4,345)	(4,308)
Government administration, defence and police force	30,222	33,803	—	—	30,222	33,803	(448)	(490)	—	—	(448)	(490)
Social services and other community services	784,973	770,529	—	—	784,973	770,529	(16,761)	(17,275)	—	—	(16,761)	(17,275)
Personal services	1,742,672	1,715,986	—	—	1,742,672	1,715,986	(39,740)	(44,493)	—	—	(39,740)	(44,493)
Subtotal	20,253,670	19,621,038	43,641	13,718	20,297,311	19,634,756	(430,120)	(416,037)	(2,144)	(851)	(432,264)	(416,888)

Residential mortgage loans	10,834,312	10,346,652	—	—	10,834,312	10,346,652	(30,204)	(30,731)	—	—	(30,204)	(30,731)

Consumer loans	4,592,466	4,248,709	—	—	4,592,466	4,248,709	(287,283)	(270,630)	—	—	(287,283)	(270,630)

Contingent loan exposure	12,862,669	11,986,791	—	—	12,862,669	11,986,791	(53,308)	(53,986)	—	—	(53,308)	(53,986)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of June 30, 2022

Loan Tranche /	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Guarantee Value	Days in default at the end of the period						Days in default at the end of the period
(%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,371,712	15,932	6,337	2,412	7,306	1,403,699	(1,275)	(298)	(181)	(89)	(402)	(2,245)
40% < PVG <= 80%	7,976,558	127,647	41,851	18,074	55,641	8,219,771	(10,915)	(2,599)	(1,574)	(895)	(3,379)	(19,362)
80% < PVG <= 90%	698,562	10,174	2,921	940	7,017	719,614	(2,472)	(530)	(224)	(120)	(1,557)	(4,903)
PVG > 90%	482,856	3,791	607	1,100	2,874	491,228	(2,621)	(208)	(48)	(138)	(679)	(3,694)
Total	10,529,688	157,544	51,716	22,526	72,838	10,834,312	(17,283)	(3,635)	(2,027)	(1,242)	(6,017)	(30,204)

As of December 31, 2021

Loan Tranche /	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Guarantee Value	Days in default at the end of the period						Days in default at the end of the period
(%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,253,226	12,079	4,214	2,274	6,063	1,277,856	(1,212)	(233)	(120)	(76)	(331)	(1,972)
40% < PVG <= 80%	7,413,470	93,651	29,636	15,132	47,030	7,598,919	(11,539)	(2,237)	(1,107)	(704)	(2,847)	(18,434)
80% < PVG <= 90%	712,433	5,415	1,363	1,446	10,884	731,541	(2,215)	(267)	(116)	(149)	(2,336)	(5,083)
PVG > 90%	728,402	1,895	474	243	7,322	738,336	(3,323)	(93)	(46)	(27)	(1,753)	(5,242)
Total	10,107,531	113,040	35,687	19,095	71,299	10,346,652	(18,289)	(2,830)	(1,389)	(956)	(7,267)	(30,731)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

	Individual																				Group				Provisions of deductible
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio Non-			warranties Fogape
As of June 30, 2022	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	199,328	—	—	—	199,328	—	—	—	—	—	—	—	—	—	—	—	—	199,328	—	—	—	199,328	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	3,180	103,747	34,508	4,614	—	—	146,049	—	—	—	—	—	—	—	—	—	—	—	—	146,049	—	—	—	146,049	—
Foreign trade loans between third countries	—	504	—	—	—	—	504	—	—	—	—	—	—	—	—	—	—	—	—	504	—	—	—	504	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,180	104,251	233,836	4,614	—	—	345,881	—	—	—	—	—	—	—	—	—	—	—	—	345,881	—	—	—	345,881	—
Allowances established	1	86	511	81	—	—	679	—	—	—	—	—	—	—	—	—	—	—	—	679	—	—	—	679	—
% Allowances established	0.03%	0.08%	0.22%	1.76%	—	—	0.20%	—	—	—	—	—	—	—	—	—	—	—	—	0.20%	—	—	—	0.20%

Commercial loans
Commercial loans	—	1,121,759	2,447,622	2,468,441	3,492,278	1,890,899	11,420,999	108,047	27,879	48,568	5,310	189,804	28,330	11,753	17,183	9,754	39,278	27,899	134,197	11,745,000	4,086,915	249,242	4,336,157	16,081,157	37,106
Chilean imports foreign trade loans	—	99,841	124,886	82,010	192,370	166,498	665,605	7,498	—	—	—	7,498	1,343	—	—	—	189	1,807	3,339	676,442	50,916	1,288	52,204	728,646	—
Chilean exports foreign trade loans	—	219,393	51,909	170,302	266,845	166,727	875,176	6,037	—	—	—	6,037	720	253	1,006	887	5,129	1,769	9,764	890,977	5,770	1,039	6,809	897,786	—
Foreign trade loans between third countries	—	—	—	—	2,735	60	2,795	—	—	—	—	—	—	—	—	—	—	—	—	2,795	—	—	—	2,795	—
Current account debtors	—	520	18,146	29,262	12,350	25,254	85,532	1,514	908	1,713	87	4,222	310	104	59	45	277	403	1,198	90,952	81,446	1,049	82,495	173,447	—
Credit card debtors	31	439	1,584	2,566	5,983	5,399	16,002	292	173	97	34	596	43	7	19	61	90	152	372	16,970	53,863	3,528	57,391	74,361	—
Factoring transactions	3,971	152,246	70,533	99,109	99,930	90,098	515,887	2,234	133	—	—	2,367	—	—	—	—	—	190	190	518,444	31,745	53	31,798	550,242	—
Commercial lease transactions	—	60,654	41,645	358,524	426,595	470,720	1,358,138	16,911	2,906	24,786	1,965	46,568	1,461	5,081	1,828	1,888	427	43	10,728	1,415,434	283,397	7,013	290,410	1,705,844	1,444
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	56,404	2,452	58,856	58,856	—
Other loans and accounts receivable	—	423	1,030	1,353	1,879	1,491	6,176	33	53	73	25	184	1,249	4	252	15	1,330	7,120	9,970	16,330	6,679	1,168	7,847	24,177	—
Subtotal	4,002	1,655,275	2,757,355	3,211,567	4,500,965	2,817,146	14,946,310	142,566	32,052	75,237	7,421	257,276	33,456	17,202	20,347	12,650	46,720	39,383	169,758	15,373,344	4,657,135	266,832	4,923,967	20,297,311	—
Allowances established	1	1,117	4,847	28,367	50,033	73,559	157,924	2,878	1,232	10,002	1,722	15,834	669	1,720	5,087	5,060	30,368	35,445	78,349	252,107	53,005	88,602	141,607	393,714	38,550
% Allowances established	0.02%	0.07%	0.18%	0.88%	1.11%	2.61%	1.06%	2.02%	3.84%	13.29%	23.20%	6.15%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	46.15%	1.64%	1.14%	33.21%	2.88%	1.94%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category, continued:

	Individual																				Group				Provisions of deductible
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio Non-			warranties Fogape
As of December 31, 2021	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	160,018	—	—	—	—	—	160,018	—	—	—	—	—	—	—	—	—	—	—	—	160,018	—	—	—	160,018	—
Interbank commercial loans	—	—	158,308	—	—	—	158,308	—	—	—	—	—	—	—	—	—	—	—	—	158,308	—	—	—	158,308	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	771	109,595	10,642	—	—	—	121,008	—	—	—	—	—	—	—	—	—	—	—	—	121,008	—	—	—	121,008	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	498	—	—	—	—	498	—	—	—	—	—	—	—	—	—	—	—	—	498	—	—	—	498	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	160,789	110,093	168,950	—	—	—	439,832	—	—	—	—	—	—	—	—	—	—	—	—	439,832	—	—	—	439,832	—
Allowances established	58	91	370	—	—	—	519	—	—	—	—	—	—	—	—	—	—	—	—	519	—	—	—	519	—
% Allowances established	0.04%	0.08%	0.22%	—	—	—	0.12%	—	—	—	—	—	—	—	—	—	—	—	—	0.12%	—	—	—	0.12%

Commercial loans
Commercial loans	—	1,060,723	2,549,327	2,359,408	3,374,839	1,884,447	11,228,744	100,251	24,528	9,949	5,406	140,134	30,420	11,562	14,239	9,459	35,335	25,735	126,750	11,495,628	4,230,007	252,100	4,482,107	15,977,735	47,196
Chilean imports foreign trade loans	—	154,895	105,806	104,617	200,161	130,992	696,471	3,991	—	—	—	3,991	1,779	234	2,056	1,237	4,777	1,807	11,890	712,352	5,622	1,035	6,657	719,009	—
Chilean exports foreign trade loans	—	11,784	103,769	80,476	156,175	142,502	494,706	1,938	1,326	—	—	3,264	1,684	—	—	85	170	1,811	3,750	501,720	45,839	1,728	47,567	549,287	—
Foreign trade loans between third countries	—	—	—	—	2,903	47	2,950	—	—	—	—	—	—	—	—	—	—	—	—	2,950	—	—	—	2,950	—
Current account debtors	—	2,941	24,469	17,598	8,464	15,828	69,300	1,291	444	1,707	79	3,521	285	25	48	22	71	381	832	73,653	69,301	1,056	70,357	144,010	—
Credit card debtors	18	331	1,077	2,106	4,486	4,425	12,443	288	121	44	45	498	54	7	32	52	67	205	417	13,358	45,972	3,262	49,234	62,592	—
Factoring transactions	6,586	94,772	80,973	83,096	99,865	81,264	446,556	2,347	13	564	—	2,924	82	—	—	—	130	199	411	449,891	36,272	93	36,365	486,256	—
Commercial lease transactions	—	61,693	35,053	310,203	407,440	461,417	1,275,806	13,266	2,723	25,171	2,014	43,174	1,294	4,169	1,888	1,748	393	632	10,124	1,329,104	275,147	7,812	282,959	1,612,063	1,338
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	55,346	2,602	57,948	57,948	—
Other loans and accounts receivable	—	346	1,248	972	1,620	1,383	5,569	37	18	80	24	159	405	1	21	11	324	8,026	8,788	14,516	6,808	1,582	8,390	22,906	—
Subtotal	6,604	1,387,485	2,901,722	2,958,476	4,255,953	2,722,305	14,232,545	123,409	29,173	37,515	7,568	197,665	36,003	15,998	18,284	12,614	41,267	38,796	162,962	14,593,172	4,770,314	271,270	5,041,584	19,634,756	—
Allowances established	2	1,025	4,929	26,264	47,212	69,272	148,704	2,712	1,057	611	1,741	6,121	719	1,600	4,571	5,046	26,824	34,917	73,677	228,502	52,512	87,340	139,852	368,354	48,534
% Allowances established	0.03%	0.07%	0.17%	0.89%	1.11%	2.54%	1.04%	2.20%	3.62%	1.63%	23.00%	3.10%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	45.21%	1.57%	1.10%	32.30%	2.77%	1.88%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			Warranties		Net
As of June 30, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	FOGAPE Covid-19	Total	Financial Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	332,739	—	—	—	—	332,739	(670)	—	—	—	—	(670)	—	(670)
1 to 29 days	13,142	—	—	—	—	13,142	(9)	—	—	—	—	(9)	—	(9)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	345,881	—	—	—	—	345,881	(679)	—	—	—	—	(679)	—	(679)	345,202

Commercial loans
0 days	14,701,215	4,503,126	184,506	41,515	74,546	19,504,908	(153,904)	(43,040)	(14,729)	(13,615)	(20,776)	(246,064)	(37,111)	(283,175)
1 to 29 days	239,658	114,751	32,096	7,742	25,081	419,328	(3,821)	(5,570)	(305)	(2,025)	(6,650)	(18,371)	(817)	(19,188)
30 to 59 days	5,384	30,041	39,210	11,318	19,430	105,383	(195)	(2,856)	(740)	(5,162)	(5,635)	(14,588)	(275)	(14,863)
60 to 89 days	53	9,217	1,464	23,669	12,044	46,447	(4)	(1,539)	(60)	(12,885)	(3,639)	(18,127)	(92)	(18,219)
> = 90 days	—	—	—	85,514	135,731	221,245	—	—	—	(44,662)	(51,902)	(96,564)	(255)	(96,819)
Subtotal	14,946,310	4,657,135	257,276	169,758	266,832	20,297,311	(157,924)	(53,005)	(15,834)	(78,349)	(88,602)	(393,714)	(38,550)	(432,264)	19,865,047

Residential mortgage loans
0 days	—	10,421,687	—	—	108,001	10,529,688	—	(9,383)	—	—	(7,900)	(17,283)	—	(17,283)
1 to 29 days	—	125,592	—	—	31,952	157,544	—	(1,407)	—	—	(2,228)	(3,635)	—	(3,635)
30 to 59 days	—	29,425	—	—	22,291	51,716	—	(580)	—	—	(1,447)	(2,027)	—	(2,027)
60 to 89 days	—	7,291	—	—	15,235	22,526	—	(190)	—	—	(1,052)	(1,242)	—	(1,242)
> = 90 days	—	—	—	—	72,838	72,838	—	—	—	—	(6,017)	(6,017)	—	(6,017)
Subtotal	—	10,583,995	—	—	250,317	10,834,312	—	(11,560)	—	—	(18,644)	(30,204)	—	(30,204)	10,804,108

Consumer loans
0 days	—	4,197,121	—	—	76,651	4,273,772	—	(127,782)	—	—	(49,396)	(177,178)	—	(177,178)
1 to 29 days	—	152,804	—	—	21,363	174,167	—	(23,429)	—	—	(13,772)	(37,201)	—	(37,201)
30 to 59 days	—	39,427	—	—	23,126	62,553	—	(11,138)	—	—	(15,756)	(26,894)	—	(26,894)
60 a 89 days	—	15,929	—	—	13,010	28,939	—	(6,012)	—	—	(8,481)	(14,493)	—	(14,493)
> = 90 days	—	—	—	—	53,035	53,035	—	(3)	—	—	(31,514)	(31,517)	—	(31,517)
Subtotal	—	4,405,281	—	—	187,185	4,592,466	—	(168,364)	—	—	(118,919)	(287,283)	—	(287,283)	4,305,183

Total Loans	15,292,191	19,646,411	257,276	169,758	704,334	36,069,970	(158,603)	(232,929)	(15,834)	(78,349)	(226,165)	(711,880)	(38,550)	(750,430)	35,319,540

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			Warranties		Net
As of December 31, 2021	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	FOGAPE Covid-19	Total	Financial Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	323,525	—	—	—	—	323,525	(409)	—	—	—	—	(409)	—	(409)
1 to 29 days	116,307	—	—	—	—	116,307	(110)	—	—	—	—	(110)	—	(110)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	439,832	—	—	—	—	439,832	(519)	—	—	—	—	(519)	—	(519)	439,313

Commercial loans
0 days	14,119,750	4,685,181	185,345	55,345	108,631	19,154,252	(145,669)	(46,334)	(5,524)	(20,058)	(29,675)	(247,260)	(47,587)	(294,847)
1 to 29 days	106,131	64,441	9,710	7,540	21,049	208,871	(2,902)	(3,377)	(304)	(3,693)	(5,774)	(16,050)	(583)	(16,633)
30 to 59 days	6,609	15,521	1,806	27,924	17,009	68,869	(131)	(1,833)	(218)	(15,256)	(5,073)	(22,511)	(103)	(22,614)
60 to 89 days	55	5,171	804	5,073	8,598	19,701	(2)	(968)	(75)	(1,147)	(2,768)	(4,960)	(67)	(5,027)
> = 90 days	—	—	—	67,080	115,983	183,063	—	—	—	(33,523)	(44,050)	(77,573)	(194)	(77,767)
Subtotal	14,232,545	4,770,314	197,665	162,962	271,270	19,634,756	(148,704)	(52,512)	(6,121)	(73,677)	(87,340)	(368,354)	(48,534)	(416,888)	19,217,868

Residential mortgage loans
0 days	—	9,954,536	—	—	152,995	10,107,531	—	(8,021)	—	—	(10,268)	(18,289)	—	(18,289)
1 to 29 days	—	82,007	—	—	31,033	113,040	—	(941)	—	—	(1,889)	(2,830)	—	(2,830)
30 to 59 days	—	19,188	—	—	16,499	35,687	—	(384)	—	—	(1,005)	(1,389)	—	(1,389)
60 to 89 days	—	6,563	—	—	12,532	19,095	—	(166)	—	—	(790)	(956)	—	(956)
> = 90 days	—	—	—	—	71,299	71,299	—	—	—	—	(7,267)	(7,267)	—	(7,267)
Subtotal	—	10,062,294	—	—	284,358	10,346,652	—	(9,512)	—	—	(21,219)	(30,731)	—	(30,731)	10,315,921

Consumer loans
0 days	—	3,899,346	—	—	116,450	4,015,796	—	(116,186)	—	—	(66,084)	(182,270)	—	(182,270)
1 to 29 days	—	96,823	—	—	27,599	124,422	—	(15,670)	—	—	(16,838)	(32,508)	—	(32,508)
30 to 59 days	—	27,558	—	—	24,547	52,105	—	(7,646)	—	—	(16,270)	(23,916)	—	(23,916)
60 a 89 days	—	9,691	—	—	11,670	21,361	—	(3,132)	—	—	(7,602)	(10,734)	—	(10,734)
> = 90 days	—	—	—	—	35,025	35,025	—	—	—	—	(21,202)	(21,202)	—	(21,202)
Subtotal	—	4,033,418	—	—	215,291	4,248,709	—	(142,634)	—	—	(127,996)	(270,630)	—	(270,630)	3,978,079

Total Loans	14,672,377	18,866,026	197,665	162,962	770,919	34,669,949	(149,223)	(204,658)	(6,121)	(73,677)	(236,555)	(670,234)	(48,534)	(718,768)	33,951,181

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	552,422	525,720	(64,088)	(53,312)	488,334	472,408
From 1 to 2 years	410,704	385,118	(46,829)	(38,653)	363,875	346,465
From 2 to 3 years	274,719	260,002	(30,263)	(25,228)	244,456	234,774
From 3 to 4 years	181,759	166,416	(20,006)	(17,015)	161,753	149,401
From 4 to 5 years	123,881	116,650	(14,012)	(12,038)	109,869	104,612
After 5 years	361,869	327,071	(29,619)	(25,624)	332,250	301,447
Total	1,905,354	1,780,977	(204,817)	(171,870)	1,700,537	1,609,107

(*)	The net balance receivable does not include past-due portfolio totaling Ch$5,815 million as of June 30, 2022 (Ch$3,466 million in December 2021).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(l)	Purchase of loan portfolio:

During the period ended June 30, 2022 and the year ended 2021 no portfolio purchases were made.

(m)	Sale or transfer of loans from the loan portfolio:

No sales or assignments of credit have been made during the 2022 period.

During the period June 2021, there have been operations of sale or transfer of the loan portfolio according to the following:

	As of June 30, 2021
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	16,327	(14,457)	6,537	4,667
Sale of written – off loans	—	—	—	—
Total	16,327	(14,457)	6,537	4,667

(n)	Securitization of own assets:

During the period 2022 and the year 2021, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

14.	Investments in other companies:

(a)	In the item “Investments in other companies” include investments of Ch$57,115 million as of June 30, 2022 (Ch$52,557 million as of December 31, 2021), as follows:

		% Ownership Interest		Equity		Assets
		June	December	June	December	June	December
Company	Shareholder	2022	2021	2022	2021	2022	2021
		%	%	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	95,899	84,898	25,084	22,207
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	12,565	10,728	4,246	3,663
Redbanc S.A.	Banco de Chile	38.13	38.13	11,010	9,935	4,238	3,842
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	18,730	19,158	3,825	3,947
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	6,949	6,317	1,863	1,788
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,844	12,609	1,596	1,541
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,926	6,638	1,070	1,025
Subtotal Associates				164,923	150,283	41,922	38,013

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	16,092	14,930	8,046	7,465
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,223	2,527	1,111	1,445
Subtotal Joint Ventures				18,315	17,457	9,157	8,910
Subtotal				183,238	167,740	51,079	46,923

Minority Investments
Bolsa de Comercio de Santiago S.A. (*)	Banchile Corredores de Bolsa					5,342	5,282
Bolsa Electrónica de Chile S.A. (*)	Banchile Corredores de Bolsa					350	210
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					27	25
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8
Subtotal Minority Investments						6,036	5,834
Total						57,115	52,757

(*)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

14.	Investments in other companies, continued:

(b)	Associates:

	June 2022
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	11,209	7,109	89	14,307	1,415,744	57,994	22,911	1,529,363
Non-current assets	3,964	706	6,860	16,552	114,846	642	5,140	148,710
Total Assets	15,173	7,815	6,949	30,859	1,530,590	58,636	28,051	1,678,073

Current liabilities	2,239	844	—	18,666	1,432,580	39,906	13,538	1,507,773
Non-current liabilities	369	45	—	1,183	2,111	—	1,661	5,369
Total Liabilities	2,608	889	—	19,849	1,434,691	39,906	15,199	1,513,142
Equity	12,565	6,926	6,949	11,010	95,899	18,730	12,844	164,923
Minority interest	—	—	—	—	—	—	8	8
Total Liabilities and Equity	15,173	7,815	6,949	30,859	1,530,590	58,636	28,051	1,678,073

Operating income	2,899	1,778	4	20,845	397,182	1,787	2,961	427,456
Operating expenses	(920)	(1,608)	(17)	(19,499)	(347,141)	(888)	(2,919)	(372,992)
Other expenses or income	158	246	719	(98)	(37,278)	901	173	(35,179)
Gain (loss) before tax	2,137	416	706	1,248	12,763	1,800	215	19,285
Income tax	(388)	(7)	—	(210)	(1,762)	(486)	125	(2,728)
Gain (loss) for the period	1,749	409	706	1,038	11,001	1,314	340	16,557

	December 2021
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	10,501	5,259	108	12,006	1,197,305	53,741	27,628	1,306,548
Non-current assets	2,746	2,310	6,567	16,404	120,282	696	8,013	157,018
Total Assets	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Current liabilities	2,126	836	358	9,490	1,230,002	35,189	21,179	1,299,180
Non-current liabilities	393	95	—	8,985	2,687	90	1,844	14,094
Total Liabilities	2,519	931	358	18,475	1,232,689	35,279	23,023	1,313,274
Equity	10,728	6,638	6,317	9,935	84,898	19,158	12,609	150,283
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Operating income	5,675	3,898	10	43,192	821,362	4,033	7,210	885,380
Operating expenses	(2,377)	(3,653)	(43)	(41,066)	(757,773)	(2,182)	(6,864)	(813,958)
Other expenses or income	87	134	1,208	(338)	(83,001)	296	(5)	(81,619)
Gain (loss) before tax	3,385	379	1,175	1,788	(19,412)	2,147	341	(10,197)
Income tax	(757)	13	—	(375)	6,973	(222)	31	5,663
Gain (loss) for the year	2,628	392	1,175	1,413	(12,439)	1,925	372	(4,534)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

14.	Inversiones en Sociedades, continuación:

(c)	Joint Ventures:

The Bank owns a 50% interest in the companies Servipag Ltda. and Artikos Chile S.A., wich it controls jointly. The Bank’s interest in both entities is accounted for using the equity method in the Interim Consolidated Financial Statements.

The table below presents summarized financial information of the entities the Bank controls jointly:

	Artikos S.A.		Servipag Ltda.
	June	December	June	December
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$

Current assets	1,483	2,067	96,021	65,128
Non-current assets	2,040	2,278	14,508	15,721
Total Assets	3,523	4,345	110,529	80,849

Current liabilities	650	1,167	89,751	61,079
Non-current liabilities	650	651	4,686	4,840
Total Liabilities	1,300	1,818	94,437	65,919
Equity	2,223	2,527	16,092	14,930
Total Liabilities and Equity	3,523	4,345	110,529	80,849

Operating income	2,270	3,977	16,462	39,309
Operating expenses	(281)	(2,631)	(15,256)	(37,047)
Other expenses or income	(1,244)	7	267	(231)
Profit before tax	745	1,353	1,473	2,031
Income tax	(201)	(142)	(311)	(369)
Profit for the year	544	1,211	1,162	1,662

(d)	The change of investments in companies registered under the equity method in the periods of 2022 and 2021, are as follows:

	June	June
	2022	2021
	MCh$	MCh$

Balance as of January 1,	46,923	42,338
Acquisition of investments in companies	—	2,616
Participation on income in companies with significant influence and joint control	5,264	(2,514)
Dividends received	(1,121)	(1,097)
Others	13	4
Total	51,079	41,347

(e)	During the period ended as of June 30, 2022 and 2021 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

15.	Intangible Assets:

(a)	The composition of intangible assets as of June 30, 2022 and December 31, 2021, are as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other independently originated intangible assets	6	6	4	4	224,867	209,432	(145,112)	(136,900)	79,755	72,532
Total	6	6	4	4	224,867	209,432	(145,112)	(136,900)	79,755	72,532

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

15.	Intangible Assets, continued:

(b)	The change of intangible assets during the periods ended as of June 30, 2022 and December 31, 2021, are as follows:

	June	December
	2022	2021
	MCh$	MCh$
Gross Balance
Balance as of January 1,	209,432	180,669
Acquisition	18,349	30,222
Disposals/ write-downs	(2,732)	(352)
Reclassification	(182)	(89)
Impairment	—	(1,018)
Total	224,867	209,432

Accumulated Amortization
Balance as of January 1,	(136,900)	(119,968)
Amortization for the period (*)	(9,947)	(17,831)
Disposals/ write-downs	1,553	352
Reclassification	182	(2)
Impairment	—	549
Total	(145,112)	(136,900)

Balance Net	79,755	72,532

(*)	See Note No. 39 Depreciation and amortization.

(c)	As of June 30, 2022 and December 31, 2021, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	June	December
	2022	2021
	MCh$	MCh$
Software and licenses	8,638	7,097

(d)	As of June 30, 2022, there are no indications or concrete evidence of impairment. As of the date of these quarterly financial statements have been no events that require the recognition of impairment in them.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

16.	Property and equipment:

(a)	The properties and equipment as of June 30, 2022 and December 31, 2021 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	Jnne	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	19	19	314,140	311,279	(153,242)	(148,645)	160,898	162,634
Equipment	5	5	3	3	241,380	243,757	(194,833)	(191,334)	46,547	52,423
Others	7	7	4	4	57,039	56,582	(50,398)	(49,319)	6,641	7,263
Total					612,559	611,618	(398,473)	(389,298)	214,086	222,320

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

16.	Property and equipment, continued:

(b)	The changes in properties and equipment as of June 30, 2022 and December 31, 2021, are as follows:

	June 2022
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	311,279	243,757	56,582	611,618
Additions	3,031	3,447	719	7,197
Write-downs and sales of the period	(170)	(5,860)	(226)	(6,256)
Transfers	—	36	(36)	—
Impairment (***)	—	—	—	—
Total	314,140	241,380	57,039	612,559

Accumulated Depreciation
Balance as of January 1, 2022	(148,645)	(191,334)	(49,319)	(389,298)
Reclassification	—	—	1	1
Depreciation charges of the period (*) (**)	(4,643)	(9,310)	(1,343)	(15,296)
Write-downs and sales of the period	46	5,847	227	6,120
Transfers	—	(36)	36	—
Impairment (***)	—	—	—	—
Total	(153,242)	(194,833)	(50,398)	(398,473)

Balance as of June 30, 2022	160,898	46,547	6,641	214,086

	December 2021
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	304,951	222,624	55,898	583,473
Additions	9,477	22,367	2,349	34,193
Write-downs and sales of the year	(3,132)	(1,232)	(1,628)	(5,992)
Impairment (***)	(17)	(2)	(37)	(56)
Total	311,279	243,757	56,582	611,618

Accumulated Depreciation
Balance as of January 1, 2021	(142,543)	(175,141)	(47,861)	(365,545)
Reclassification	—	—	16	16
Depreciation charges of the year (**)	(8,895)	(17,409)	(3,107)	(29,411)
Write-downs and sales of the year	2,793	1,216	1,620	5,629
Impairment (***)	—	—	13	13
Total	(148,645)	(191,334)	(49,319)	(389,298)

Balance as of December 31, 2021	162,634	52,423	7,263	222,320

(*)	See Note No. 39 Depreciation and Amortization.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$178 million (Ch$357 millon in December 2021).

(***)	See Note No. 40 Impairment of non-financial assets. As of December 31, 2021 does not include charge-offs of Property and Equipment of Ch$916 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

17.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of June 30, 2022 and December 31, 2021, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	140,060	124,978	(55,955)	(46,743)	84,105	78,235
Floor space for ATMs	43,275	42,051	(31,065)	(25,566)	12,210	16,485
Improvements to leased properties	27,131	26,066	(21,029)	(20,598)	6,102	5,468
Total	210,466	193,095	(108,049)	(92,907)	102,417	100,188

(b)	The changes of the rights over leased assets as of June 30, 2022 and December 31, 2021, is as follows:

	June 2022
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2022	124,978	42,051	26,066	193,095
Additions	16,501	1,355	1,065	18,921
Write-downs	(1,419)	(131)	—	(1,550)
Total	140,060	43,275	27,131	210,466

Accumulated Depreciation
Balance as of January 1, 2022	(46,743)	(25,566)	(20,598)	(92,907)
Depreciation of the period (*)	(9,535)	(5,626)	(431)	(15,592)
Write-downs	323	127	—	450
Total	(55,955)	(31,065)	(21,029)	(108,049)

Balance as of June 30, 2022	84,105	12,210	6,102	102,417

(*)	See Note No. 39 Depreciation and Amortization.

As of June 30, 2022 and December 31, 2021, there are no restrictions on the fixed assets of the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

17.	Right-of-use assets and Lease liabilities, continued:

	December 2021
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2021	123,215	40,445	26,579	190,239
Additions	12,123	2,867	1,386	16,376
Write-downs	(10,468)	(1,055)	(1,899)	(13,422)
Remeasurement	—	(206)	—	(206)
Others	108	—	—	108
Total	124,978	42,051	26,066	193,095

Accumulated Depreciation
Balance as of January 1, 2021	(33,560)	(16,496)	(21,354)	(71,410)
Depreciation of the year	(18,244)	(10,095)	(860)	(29,199)
Write-downs	5,064	1,025	1,616	7,705
Others	(3)	—	—	(3)
Total	(46,743)	(25,566)	(20,598)	(92,907)

Balance as of December 31, 2021	78,235	16,485	5,468	100,188

(c)	The future maturities (including unearned interest) of the lease liabilities as of June 30, 2022 and December 31, 2021:

	June 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	2,028	3,921	15,515	31,966	19,437	23,980	96,847
ATMs	—	1,046	1,937	8,391	1,220	226	101	12,921
Total	—	3,074	5,858	23,906	33,186	19,663	24,081	109,768

	December 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	—	1,785	3,555	13,516	28,025	21,530	27,733	96,144
ATMs	—	962	1,921	8,221	6,114	116	108	17,442
Total	—	2,747	5,476	21,737	34,139	21,646	27,841	113,586

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2022 and 2021 are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2021	115,017
Liabilities for new lease agreements	4,946
Interest expenses	1,052
Payments of capital and interests	(15,294)
Remeasurement	—
Derecognized contracts	—
Others	2,464
Balances as of June 30, 2021	108,185
Liabilities for new lease agreements	3,337
Interest expenses	926
Payments of capital and interests	(15,291)
Remeasurement	(206)
Derecognized contracts	(5,524)
Others	4,243
Balances as of December 31, 2021	95,670
Liabilities for new lease agreements	12,617
Interest expenses	921
Payments of capital and interests	(15,742)
Remeasurement	—
Derecognized contracts	(1,091)
Others	5,231
Balances as of June 30, 2022	97,606

(d)	The future cash flows related to short-term lease agreements in effect as of June 30, 2022 correspond to Ch$3,819 million (Ch$5,569 million as of December 31, 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of June 30, 2022 and December 31, 2021 according to the following detail:

	June	December
	2022	2021
	MCh$	MCh$

Income tax	136,524	299,396
Tax Previous year	—	—
Less:
Monthly prepaid taxes	(181,388)	(182,903)
Credit for training expenses	(633)	(2,000)
Others	(1,656)	(2,210)
Total	(47,153)	112,283

Tax rate	27%	27%

	June	December
	2022	2021
	MCh$	MCh$

Current tax assets	47,391	846
Current tax liabilities	(238)	(113,129)
Total tax receivable (payable), net	47,153	(112,283)

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and June 30, 2022 and 2021, are broken down as follows:

	June	June
	2022	2021
	MCh$	MCh$
Income tax expense:
Current year tax	174,312	92,053
Tax Previous year	2,931	(2,375)
Subtotal	177,243	89,678
(Credit) Debit for deferred taxes:
Origin and reversal of temporary differences	(49,914)	(10,623)
Subtotal	(49,914)	(10,623)
Others	5,569	2,525
Net charge to income for income taxes	132,898	81,580

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2022 and 2021:

	June 2022		June 2021
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	231,160	27.00	109,963
Additions or deductions	(0.22)	(1,898)	0.37	1,491
Price-level restatement	(12.26)	(104,993)	(7.52)	(30,618)
Others	1.01	8,629	0.18	744
Effective rate and income tax expense	15.53	132,898	20.03	81,580

The effective rate for income tax for the period 2022 is 15.53% (20.03% in June 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of June 30, 2022:

	Balances as of December 31,	Effect on		Balances as of June 30,
	2021	Income	Equity	2022
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	317,295	36,565	—	353,860
Personnel provisions	14,304	(2,029)	—	12,275
Provision of undrawn credit lines	4,139	(254)	—	3,885
Staff vacations provisions	9,993	228	—	10,221
Accrued interests adjustments from impaired loans	5,073	2,945	—	8,018
Staff severance indemnities provision	345	14	2	361
Provision of credit cards expenses	9,774	(234)	—	9,540
Provision of accrued expenses	12,315	(386)	—	11,929
Adjustment for valuation of financial assets at fair value through other comprehensive income	2,792	—	(416)	2,376
Leasing	52,019	24,209	—	76,228
Incomes received in advance	12,368	(1,635)	—	10,733
Other adjustments	36,871	(5,554)	—	31,317
Total Debit Differences	477,288	53,869	(414)	530,743

Credit Differences:
Depreciation and price-level restatement of property and equipment	16,446	(3,275)	—	13,171
Transitory assets	6,958	3,457	—	10,415
Loans accrued to effective rate	2,437	(70)	—	2,367
Prepaid expenses	5,668	(1,590)	—	4,078
Other adjustments	11,502	5,433	54	16,989
Total Credit Differences	43,011	3,955	54	47,020

Total, Net	434,277	49,914	(468)	483,723

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income accounts as of al June 30, 2021 and December 31, 2021:

	Balance as of December 31,	Effect on		Balances as of June 30,	Effect on		Balances as of December 31,
	2020	Income	Equity	2021	Income	Equity	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	268,482	2,495	—	270,977	46,318	—	317,295
Personnel provisions	16,233	(4,071)	—	12,162	2,142	—	14,304
Staff vacations provisions	9,164	396	—	9,560	433	—	9,993
Accrued interest adjustments from impaired loans	4,570	434	—	5,004	69	—	5,073
Staff severance indemnities provision	537	(9)	(100)	428	(58)	(25)	345
Provisions of credit card expenses	7,959	673	—	8,632	1,142	—	9,774
Provisions of accrued expenses	14,083	(783)	—	13,300	(985)	—	12,315
Adjustment for valuation of financial assets at fair value through other comprehensive income	—	—	12,282	12,282	—	(9,490)	2,792
Leasing	28,835	10,719	—	39,554	12,465	—	52,019
Incomes received in advance	16,088	(1,917)	—	14,171	(1,803)	—	12,368
Other adjustments	27,738	6,443	—	34,181	10,776	(3,947)	41,010
Total Debit Differences	393,689	14,380	12,182	420,251	70,499	(13,462)	477,288

Credit differences:
Depreciation and price-level restatement of property and equipment	17,256	162	—	17,418	(972)	—	16,446
Adjustment for valuation of financial assets at fair value through other comprehensive income	1,056	—	(1,056)	—	—	—	—
Transitory assets	5,378	3,465	—	8,843	(1,885)	—	6,958
Loans accrued to effective rate	2,779	(202)	—	2,577	(140)	—	2,437
Prepaid expenses	2,234	5,359	—	7,593	(1,925)	—	5,668
Other adjustments	8,380	(5,027)	(220)	3,133	8,518	(149)	11,502
Total Credit Differences	37,083	3,757	(1,276)	39,564	3,596	(149)	43,011

Total, Net	356,606	10,623	13,458	380,687	66,903	(13,313)	434,277

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

18.	Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Interim Consolidated Financial Statements.

(e.1) Loans and advance to banks and Loans to customers as of June 30, 2022			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	2,344,522	2,345,202	—	—	—
Commercial loans	17,608,961	18,491,786	39,108	75,100	114,208
Consumer loans	4,304,676	5,419,836	467	15,556	16,023
Residential mortgage loans	10,804,108	10,836,589	7,723	356	8,079
Total	35,062,267	37,093,413	47,298	91,012	138,310

(e.1) Loans and advance to banks and Loans to customers as of December 31, 2021			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,529,313	1,529,831	—	—	—
Commercial loans	17,262,707	18,124,405	33,450	63,603	97,053
Consumer loans	3,977,569	5,098,856	503	10,156	10,659
Residential mortgage loans	10,315,921	10,345,098	8,878	363	9,241
Total	33,085,510	35,098,190	42,831	74,122	116,953

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

18.	Taxes, continued:

(e.2) Provisions on past-due loans	Balance as of January 1, 2022	Charge-offs against provisions	Provisions established	Provisions released	Balance as of June 30, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	63,603	(17,538)	80,951	(51,916)	75,100
Consumer loans	10,156	(63,123)	73,216	(4,693)	15,556
Residential mortgage loans	363	(2,754)	15,380	(12,633)	356
Total	74,122	(83,415)	169,547	(69,242)	91,012

(e.2) Provisions on past-due loans	Balance as of January 1, 2021	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	72,440	(59,081)	215,638	(165,394)	63,603
Consumer loans	12,626	(144,810)	150,834	(8,494)	10,156
Residential mortgage loans	122	(4,870)	34,589	(29,478)	363
Total	85,188	(208,761)	401,061	(203,366)	74,122

(e.3) Charge-offs and recoveries	June	December
	2022	2021
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	10,170	26,712
Write-offs resulting in provisions released	41	1,738
Recovery or renegotiation of written-off loans	31,711	66,227

	June	December
(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	2022	2021
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	41	1,738

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

19.	Other Assets:

At the end of each period, the item is composed as follows:

	June	December
	2022	2021
	MCh$	MCh$

Cash collateral provided for derivative financial transactions	346,138	293,378
Debtors from brokerage of financial instruments	160,150	172,769
Accounts receivable from third parties	106,981	117,130
Assets to be leased out as lessor (*)	66,901	94,462
Prepaid expenses	53,089	45,731
Income from regular activities from contracts with customers	20,639	11,132
Investment properties	12,299	12,477
VAT receivable	11,361	12,703
Pending transactions	2,986	2,292
Other provided cash collateral	2,021	1,921
Accumulated impairment in respect of other assets receivable	(1,466)	(2,050)
Other Assets	31,618	33,516
Total	812,717	795,461

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

20.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each period, the item is composed as follows:

	June	December
	2022	2021
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded at judicial sale	14,194	11,629
Assets received in lieu of payment	710	954
Provision for assets received in lieu of payment or awarded	(6)	(79)

Non-current assets for sale
Investments in other companies (**)	3,961	3,961
Assets for recovery of assets transferred in financial leasing operations	2,330	2,954

Disposal groups held for sale	—	—
Total	21,189	19,419

(*)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0118% (0.0169% as of December 31, 2021) of the Bank’s effective equity.

(**)	Corresponds to the participation in Sociedad Operadora de Tarjetas de Crédito Nexus S.A., which has been reclassified as a non-current asset.

(b)	The changes of the provision for assets received in lieu of payment during the periods 2022 and 2021 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2021	52
Provisions used	(56)
Provisions established	63
Provisions released	—
Balance as of June 30, 2021	59
Provisions used	(82)
Provisions established	102
Provisions released	—
Balance as of December 31, 2021	79
Provisions used	(269)
Provisions established	196
Provisions released	—
Balance as of June 30, 2022	6

(c)	The Bank does not present liabilities included in the disposal group for sale during the periods June 2022 and December 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

21.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	June	December
	2022	2021
	MCh$	MCh$

Financial derivative contracts	3,970,851	2,772,503
Other financial instruments	6,986	9,610
Total	3,977,837	2,782,113

a)	Notionals financial derivative contracts: The notional amounts of contracts with fair value assets and liabilities are disclosed in Note No. 8 letter (a).

b)	Financial derivative contracts:

	June	December
	2022	2021
	MCh$	MCh$

Currency forward	874,490	505,179
Interest rate swap	1,269,249	831,338
Interest rate swap and cross currency swap	1,820,270	1,432,801
Call currency options	6,197	2,726
Put currency options	645	459
Total	3,970,851	2,772,503

c)	Other instruments or financial liabilities:

	June	December
	2022	2021
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	6,986	9,610
Total	6,986	9,610

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

22.	Financial liabilities at amortized cost:

The item detail is as follows:

	June	December
	2022	2021
	MCh$	MCh$

Current accounts and other demand deposits	15,507,954	18,249,881
Saving accounts and time deposits	11,998,723	8,803,713
Obligations by repurchase agreements and securities lending	224,921	85,399
Borrowings from financial institutions	5,232,124	4,861,865
Debt financial instruments issued	8,790,530	8,561,395
Other financial obligations	281,385	250,005
Total	42,035,637	40,812,258

(a)	Current accounts and other demand deposits:

At the end of each period, the composition of current accounts and other demand deposits is as follows:

	June	December
	2022	2021
	MCh$	MCh$

Current accounts	12,670,765	15,349,225
Other demand obligations	1,635,810	1,259,367
Demand deposits accounts	754,606	952,621
Other demand deposits	446,773	688,668
Total	15,507,954	18,249,881

(b)	Saving accounts and time deposits:

At the end of each period, the composition of saving accounts and time deposits is as follows:

	June	December
	2022	2021
	MCh$	MCh$

Time deposits	11,517,385	8,319,166
Term savings accounts	448,005	448,257
Other term balances payable	33,333	36,290
Total	11,998,723	8,803,713

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of June 30, 2022 and December 31, 2021, the repurchase agreements are the following:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	3,101	—	—	—	—	—	—	—	—	—	—	—	3,101	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	18,781	351	—	—	—	—	—	—	—	—	—	—	18,781	351
Subtotal	—	—	21,882	351	—	—	—	—	—	—	—	—	—	—	21,882	351
Other Financial Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	202,983	84,996	—	—	56	52	—	—	—	—	—	—	203,039	85,048
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	202,983	84,996	—	—	56	52	—	—	—	—	—	—	203,039	85,048
Financial Instruments issued by Foreign Institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	224,865	85,347	—	—	56	52	—	—	—	—	—	—	224,921	85,399

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of June 30, 2022 amounts to Ch$224,817 million (Ch$85,322 million in December 2021). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

22.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2022	2021
	MCh$	MCh$

Domestic banks
Banco Santander	33	—
Subtotal domestic banks	33	—

Foreign banks
Foreign banks
Wells Fargo Bank	249,753	145,070
Bank of Nova Scotia	152,605	—
Standard Chartered Bank	96,822	4,990
Bank of New York Mellon	83,316	17,055
Citibank N.A. United State	74,219	70,590
Bank of America	35,843	43,925
Industrial and Commercial Bank of China	4,561	—
Commerzbank AG	1,229	1,782
Bank of Tokyo	—	412
Sumitomo Mitsui Banking	—	42,641

Borrowings and other obligations
Wells Fargo Bank	138,607	133,692
Citibank N.A. United Kingdom	31,060	48,120
Deutsche Bank AG	6,750	—
Citibank N.A. United State	5,185	4,173
Standard Chartered Bank	2,734	211
Bank of America	832	—
Commerzbank AG	117	568
Others	58	176
Subtotal foreign banks	883,691	513,405

Chilean Central Bank (*)	4,348,400	4,348,460

Total	5,232,124	4,861,865

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each period, the composition of debt financial instruments issued as follows:

	June	December
	2022	2021
	MCh$	MCh$

Letters of credit
Letters of credit for housing	3,130	4,005
Letters of credit for general purposes	78	109

Bonds
Current Bonds	8,787,322	8,557,281
Mortgage bonds	—	—
Total	8,790,530	8,561,395

During the period ended June 30, 2022 Banco de Chile has placed bonds for Ch$350,068 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$102,770 and Ch$247,298 million respectively, according to the following details:

Short-term Current Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	17,065	1.61	18/05/2022	16/08/2022
Wells Fargo Bank	USD	41,944	1.61	19/05/2022	17/08/2022
Citibank N.A.	USD	8,379	2.25	20/05/2022	21/11/2022
Citibank N.A.	USD	5,028	1.60	20/05/2022	22/08/2022
Wells Fargo Bank	USD	28,702	2.35	06/06/2022	06/12/2022
Citibank N.A.	USD	1,652	2.25	09/06/2022	09/12/2022
Total as of June 30, 2022		102,770

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIBS0815	UF	15,706	14	3.00	05/01/2022	05/01/2036
BCHIBS0815	UF	15,719	14	3.06	20/01/2022	20/01/2036
BCHICF0815	UF	65,738	17	2.65	01/03/2022	01/03/2039
BCHICP0815	UF	65,882	19	2.80	01/03/2022	01/03/2041
BCHIBS0815	UF	32,583	14	2.60	17/03/2022	17/03/2036
Subtotal UF		195,628

BONO PEN	PEN	51,670	20	8.65	09/03/2022	09/03/2042
Subtotal others currency		51,670
Total as of June 30, 2022		247,298

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

During the year ended December 31, 2021, Banco de Chile has placed bonds for Ch$1,661,016 million, which corresponds to Short-Term Bonds and Current Bonds for amount of Ch$698,435 million and Ch$962,581 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	72,240	0.23	20/01/2021	20/04/2021
Wells Fargo Bank	USD	36,736	0.38	09/02/2021	04/02/2022
Citibank N.A.	USD	36,736	0.28	09/02/2021	02/08/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	24/08/2021
Citibank N.A.	USD	71,400	0.23	25/02/2021	01/06/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	26/08/2021
Citibank N.A.	USD	36,295	0.34	04/03/2021	03/09/2021
Citibank N.A.	USD	72,589	0.34	04/03/2021	07/09/2021
Wells Fargo Bank	USD	18,147	0.25	04/03/2021	01/06/2021
Wells Fargo Bank	USD	78,814	0.25	08/09/2021	01/06/2022
Citibank N.A.	USD	78,873	0.23	10/09/2021	10/03/2022
Wells Fargo Bank	USD	39,436	0.25	10/09/2021	08/06/2022
Citibank N.A.	USD	78,413	0.23	13/09/2021	17/03/2022
Wells Fargo Bank	USD	4,283	0.28	15/09/2021	14/09/2022
Citibank N.A.	USD	3,073	0.28	22/09/2021	16/09/2022
Total as of December 31, 2021		698,435

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIER1117	UF	109,889	6	3.68	22/10/2021	22/10/2027
BCHICD0815	UF	58,658	9	3.59	25/10/2021	25/10/2030
BCHIEU0917	UF	109,363	7	3.70	25/10/2021	25/10/2028
Subtotal UF		277,910

BONO JPY	JPY	36,097	10	0.70	17/08/2021	17/08/2031
BONO AUD	AUD	31,203	10	Rate BBSW+1.38	12/08/2021	12/08/2031
BONO CHF	CHF	115,483	5	0.32	14/10/2021	14/10/2026
BONO USD	USD	82,543	5	2.22	17/11/2021	17/11/2026
BONO USD	USD	419,345	10	2.99	07/12/2021	07/12/2031
Subtotal Others currency		684,671
Total as of December 31, 2021		962,581

As of June 30, 2022 and December 31, 2021, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

22.	Financial liabilities at amortized cost, continued:

(f)	Other Financial Obligations:

At the end of each period, the composition of other financial obligations as follows:

	June	December
	2022	2021
	MCh$	MCh$

Other Chilean financial obligations	281,228	249,782
Other financial obligations with the Public sector	157	223
Total	281,385	250,005

23.	Financial instruments of regulatory capital issued:

a)	At the end of each period, this item is composed as follows:

	June	December
	2022	2021
	MCh$	MCh$

Subordinated bonds with transitory recognition	—	—
Subordinated bonds	964,196	917,510

Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	964,196	917,510

b)	Issuances of regulatory capital financial instruments in the period:

During the period ended December 31, 2021 and June 30, 2022, no issues of regulatory capital financial instruments have been made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

23.	Financial instruments of regulatory capital issued, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$

Balance as of January 1, 2021	886,407	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	29,577	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(39,895)	—	—
Principal payments to the holder	(16,277)	—	—
Accrued UF indexation	57,698	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2021	917,510	—	—

Balance as of January 1, 2022	917,510	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	15,088	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(21,331)	—	—
Principal payments to the holder	(8,463)	—	—
Accrued UF indexation	61,392	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of June 30, 2022	964,196	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of June 30, 2022 and December 31, 2021:

June 2022
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	06/12/1999	01/01/2030	5,489
C1	UF	200,000	7.4	06/12/1999	01/01/2030	3,666
C1	UF	530,000	7.1	06/12/1999	01/01/2030	9,800
C1	UF	300,000	7.1	06/12/1999	01/01/2030	5,550
C1	UF	50,000	6.5	06/12/1999	01/01/2030	942
C1	UF	450,000	6.6	06/12/1999	01/01/2030	8,473
A7	UF	40,000	6.9	16/07/1999	01/08/2022	63
A7	UF	50,000	6.9	16/07/1999	01/08/2022	78
A7	UF	200,000	6.9	16/07/1999	01/08/2022	313
A7	UF	50,000	6.9	16/07/1999	01/08/2022	78
A7	UF	50,000	6.9	16/07/1999	01/08/2022	78
A7	UF	160,000	6.9	16/07/1999	01/08/2022	250
A7	UF	450,000	6.9	16/07/1999	01/08/2022	704
D2	UF	1,600,000	4.3	20/06/2002	01/04/2023	5,258
D2	UF	400,000	4.3	20/06/2002	01/04/2023	1,314
D1	UF	2,000,000	3.6	20/06/2002	01/04/2026	22,717
F	UF	1,000,000	5.0	28/11/2008	01/11/2033	31,921
F	UF	1,500,000	5.0	28/11/2008	01/11/2033	47,881
F	UF	759,000	4.5	28/11/2008	01/11/2033	25,283
F	UF	241,000	4.5	28/11/2008	01/11/2033	8,028
F	UF	4,130,000	4.2	28/11/2008	01/11/2033	140,572
F	UF	1,000,000	4.3	28/11/2008	01/11/2033	34,037
F	UF	70,000	4.2	28/11/2008	01/11/2033	2,391
F	UF	4,000,000	3.9	28/11/2008	01/11/2033	140,960
F	UF	2,300,000	3.8	28/11/2008	01/11/2033	81,404
G	UF	600,000	4.0	29/11/2011	01/11/2036	19,477
G	UF	50,000	4.0	29/11/2011	01/11/2036	1,623
G	UF	80,000	3.9	29/11/2011	01/11/2036	2,616
G	UF	450,000	3.9	29/11/2011	01/11/2036	14,734
G	UF	160,000	3.9	29/11/2011	01/11/2036	5,239
G	UF	1,000,000	2.7	29/11/2011	01/11/2036	37,448
G	UF	300,000	2.7	29/11/2011	01/11/2036	11,235
G	UF	1,360,000	2.6	29/11/2011	01/11/2036	51,097
J	UF	1,400,000	1.0	29/11/2011	01/11/2042	69,606
J	UF	1,500,000	1.0	29/11/2011	01/11/2042	74,688
J	UF	1,100,000	1.0	29/11/2011	01/11/2042	55,196
I	UF	900,000	1.0	29/11/2011	01/11/2040	43,987
				Total subordinated bonds due		964,196

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

23.	Financial instruments of regulatory capital issued, continued:

Diciembre 2021
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	06/12/1999	01/01/2030	5,377
C1	UF	200,000	7.4	06/12/1999	01/01/2030	3,591
C1	UF	530,000	7.1	06/12/1999	01/01/2030	9,605
C1	UF	300,000	7.1	06/12/1999	01/01/2030	5,441
C1	UF	50,000	6.5	06/12/1999	01/01/2030	924
C1	UF	450,000	6.6	06/12/1999	01/01/2030	8,313
C2	UF	250,000	7.5	06/12/1999	01/01/2022	390
C2	UF	350,000	6.6	06/12/1999	01/01/2022	546
C2	UF	1,000,000	6.5	06/12/1999	01/01/2022	1,561
A7	UF	40,000	6.9	16/07/1999	01/08/2022	115
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	200,000	6.9	16/07/1999	01/08/2022	577
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	160,000	6.9	16/07/1999	01/08/2022	461
A7	UF	450,000	6.9	16/07/1999	01/08/2022	1,297
C2	UF	60,000	6.7	06/12/1999	01/01/2022	94
C2	UF	280,000	6.7	06/12/1999	01/01/2022	437
C2	UF	170,000	6.7	06/12/1999	01/01/2022	265
C2	UF	110,000	6.6	06/12/1999	01/01/2022	172
C2	UF	30,000	6.7	06/12/1999	01/01/2022	47
D2	UF	1,600,000	4.3	20/06/2002	01/04/2023	7,311
D2	UF	400,000	4.3	20/06/2002	01/04/2023	1,828
D1	UF	2,000,000	3.6	20/06/2002	01/04/2026	23,734
F	UF	1,000,000	5.0	28/11/2008	01/11/2033	29,865
F	UF	1,500,000	5.0	28/11/2008	01/11/2033	44,797
F	UF	759,000	4.5	28/11/2008	01/11/2033	23,686
F	UF	241,000	4.5	28/11/2008	01/11/2033	7,521
F	UF	4,130,000	4.2	28/11/2008	01/11/2033	131,800
F	UF	1,000,000	4.3	28/11/2008	01/11/2033	31,910
F	UF	70,000	4.2	28/11/2008	01/11/2033	2,242
F	UF	4,000,000	3.9	28/11/2008	01/11/2033	132,309
F	UF	2,300,000	3.8	28/11/2008	01/11/2033	76,415
G	UF	600,000	4.0	29/11/2011	01/11/2036	18,235
G	UF	50,000	4.0	29/11/2011	01/11/2036	1,520
G	UF	80,000	3.9	29/11/2011	01/11/2036	2,450
G	UF	450,000	3.9	29/11/2011	01/11/2036	13,797
G	UF	160,000	3.9	29/11/2011	01/11/2036	4,905
G	UF	1,000,000	2.7	29/11/2011	01/11/2036	35,193
G	UF	300,000	2.7	29/11/2011	01/11/2036	10,558
G	UF	1,360,000	2.6	29/11/2011	01/11/2036	48,023
J	UF	1,400,000	1.0	29/11/2011	01/11/2042	65,675
J	UF	1,500,000	1.0	29/11/2011	01/11/2042	70,473
J	UF	1,100,000	1.0	29/11/2011	01/11/2042	52,089
I	UF	900,000	1.0	29/11/2011	01/11/2040	41,529
				Total subordinated bonds due		917,510

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

24.	Provisions for contingencies:

(a)	At the end of each period, this item is composed as follows:

	June	December
	2022	2021
	MCh$	MCh$

Provisions for employee benefit obligations	97,272	106,964
Provisions for obligations of customer loyalty and merit programs	35,069	35,937
Provisions for operational risk	1,532	693
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Provisions for lawsuits and litigation	—	—
Other provisions for contingencies	264	264
Total	134,137	143,858

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

24.	Provisions for contingencies, continued;

(b)	The following table shows the changes in provisions during the period 2022 and 2021:

	Provisions for employee benefit obligations	Provisions of a bank branch abroad for profit remittances to its parent company	Provisions for reestructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	111,243	—	—	244	30,187	311	264	142,249
Provisions established	56,213	—	—	—	1,521	—	—	57,734
Provisions used	(74,327)	—	—	—	—	—	—	(74,327)
Provisions released	—	—	—	(244)	—	—	—	(244)
Balances as of June 30, 2021	93,129	—	—	—	31,708	311	264	125,412
Provisions established	51,964	—	—	—	4,229	382	—	56,575
Provisions used	(38,129)	—	—	—	—	—	—	(38,129)
Provisions released	—	—	—	—	—	—	—	—
Balances as of December 31, 2021	106,964	—	—	—	35,937	693	264	143,858
Provisions established	55,228	—	—	—	—	839	—	56,067
Provisions used	(64,920)	—	—	—	—	—	—	(64,920)
Provisions released	—	—	—	—	(868)	—	—	(868)
Balances as of June 30, 2022	97,272	—	—	—	35,069	1,532	264	134,137

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

24.	Provisions for contingencies, continued;

(c)	Provisions for employee benefit obligations:

	June	December
	2022	2021
	MCh$	MCh$

Provision of short-term employee benefits	90,389	100,518
Provision of benefits to employees for contract termination	6,883	6,446
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	97,272	106,964

(d)	Provision of short-term employee benefits:

(i)	Compliance bonuses provision:

	June	June
	2022	2021
	MCh$	MCh$

Balances as of January 1	53,070	43,941
Net provisions established	30,121	23,631
Provisions used	(46,493)	(35,252)
Total	36,698	32,320

(ii)	Vacation provision:

	June	June
	2022	2021
	MCh$	MCh$

Balances as of January 1	37,010	33,993
Net provisions established	4,746	5,718
Provisions used	(3,900)	(4,249)
Total	37,856	35,462

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

24.	Provisions for contingencies, continued;

(d)	Provision of short-term employee benefits, continued:

(iii)	Provision of other benefits to personnel:

	June	June
	2022	2021
	MCh$	MCh$

Balances as of January 1	10,438	25,728
Net provisions established	19,677	27,015
Provisions used	(14,280)	(34,593)
Total	15,835	18,150

(e)	Provision of benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	June	June
	2022	2021
	MCh$	MCh$

Present value of the obligations at the beginning of the period	6,446	7,581
Increase in provision	676	219
Benefit paid	(247)	(233)
Effect of change in actuarial factors	8	(370)
Total	6,883	7,197

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

24.	Provisions for contingencies, continued;

(e)	Provision of benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	June	June
	2022	2021
	MCh$	MCh$

Increase (decrease) in provisions	274	(110)
Interest cost of benefits obligations	402	329
Effect of change in actuarial factors	8	(370)
Net benefit expenses	684	(151)

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	June 30, 2022	December 31, 2021
	%	%

Discount rate	6.49	5.70
Salary increase rate	4.80	3.94
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the first quarter of 2022.

(f)	Employee benefits share-based provision:

As of June 30, 2022 and December 31, 2021, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

25.	Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued:

(a)	The item detail is as follows:

	June	December
	2022	2021
	MCh$	MCh$

Provisions for dividends	263,675	323,897
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	263,675	323,897

(b)	The changes at the end of each period are as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity date	Provision for revaluation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	220,271	—	—	220,271
Provisions established	142,792	—	—	142,792
Provisions used	(220,271)	—	—	(220,271)
Provisions released	—	—	—	—
Balances as of June 30, 2021	142,792	—	—	142,792
Provisions used	181,105	—	—	181,105
Provisions released	—	—	—	—
Provisions used	—	—	—	—
Balances as of December 31, 2021	323,897	—	—	323,897
Provisions used	263,675	—	—	263,675
Provisions released	(323,897)	—	—	(323,897)
Provisions used	—	—	—	—
Balances as of June 30, 2022	263,675	—	—	263,675

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

26.	Special provisions for credit risk:

a)	At the end of each period, this item is composed as follows:

	June	December
	2022	2021
	MCh$	MCh$

Additional loan provisions	650,252	540,252
Provisions for credit risk for contingent loans (*)	53,308	53,986
Provisions for country risk for transactions with debtors with residence abroad	15,819	7,336
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	719,379	601,574

(*)	The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter f).

b)	The changes of provisions for special credit risk is as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	320,252	76,191	5,447	401,890
Provisions established	90,000	—	3,139	93,139
Provisions used	—	—	—	—
Provisions released	—	(1,596)	—	(1,596)
Foreign exchange adjustments	—	312	—	312
Balances as of June 30, 2021	410,252	74,907	8,586	493,745
Provisions established	130,000	—	—	130,000
Provisions used	—	—	—	—
Provisions released	—	(8,029)	(1,250)	(9,279)
Foreign exchange adjustments	—	(12,892)	—	(12,892)
Balances as of December 31, 2021	540,252	53,986	7,336	601,574
Provisions established	110,000	—	8,483	118,483
Provisions used	—	—	—	—
Provisions released	—	(1,353)	—	(1,353)
Foreign exchange adjustments	—	675	—	675
Balances as of June 30, 2022	650,252	53,308	15,819	719,379

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

27.	Other Liabilities:

At the end of each period, this item is composed as follows:

	June	December
	2022	2021
	MCh$	MCh$

Accounts payable to third parties	348,340	328,126
Cash guarantees received for derivative financial transactions	276,050	336,292
Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	193,182	285,325
Creditors for intermediation of financial instruments	162,256	174,485
Liability for income from usual activities from contracts with customers	66,372	63,517
Securities to be settled	28,283	54,715
VAT debit	17,503	18,144
Agreed dividends payable	9,843	5,140
Outstanding transactions	1,112	4,789
Other cash guarantees received	531	535
Other liabilities	23,146	33,051
Total	1,126,618	1,304,119

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of June 30, 2022, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2021), with no par value, subscribed and fully paid.

	As of June 30, 2022
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,382,344,402	5.328%
Banco de Chile on behalf of non-resident third parties	5,110,463,461	5.059%
Banco Santander on behalf foreign investors	4,999,990,128	4.950%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf State Street	3,988,472,608	3.948%
Banco de Chile on behalf Citibank New York	2,217,318,802	2.195%
Ever Chile SPA	2,201,574,554	2.179%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
J P Morgan Chase Bank	1,343,904,308	1.330%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	943,435,836	0.934%
Valores Security S.A. Corredores de Bolsa	560,986,611	0.555%
Santander S.A. Corredores de Bolsa Limitada	524,973,953	0.520%
Inversiones CDP SPA	487,744,912	0.483%
BCI Corredores de Bolsa S.A.	473,641,172	0.469%
A.F.P Cuprum S.A. for A Fund	471,899,161	0.467%
A.F.P Habitat S.A. for A Fund	439,345,558	0.435%
BICE Inversiones Corredores de Bolsa S.A.	384,932,747	0.381%
Subtotal	85,152,496,692	84.295%
Others shareholders	15,864,584,422	15.705%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2021
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,745,082,033	5.687%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Santander on behalf foreign investors	4,562,248,706	4.516%
Banco de Chile on behalf State Street	3,654,038,675	3.617%
Banco de Chile on behalf of non-resident third parties	3,528,713,024	3.493%
Ever Chile SPA	2,201,574,554	2.179%
Ever 1 BAE SPA	2,104,584,950	2.083%
Banco de Chile on behalf Citibank New York	2,053,637,155	2.033%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Larraín Vial S.A. Corredora de Bolsa	1,085,751,023	1.075%
J P Morgan Chase Bank	1,063,239,108	1.053%
A.F.P Habitat S.A. for A Fund	611,001,048	0.605%
Santander S.A. Corredores de Bolsa Limitada	586,905,632	0.581%
BCI Corredores de Bolsa S.A.	540,263,012	0.535%
Inversiones CDP SPA	487,744,912	0.483%
Valores Security S.A. Corredores de Bolsa	473,695,265	0.469%
BICE Inversiones Corredores de Bolsa S.A.	462,020,571	0.457%
A.F.P Cuprum S.A. for A Fund	457,880,375	0.453%
Subtotal	84,073,263,572	83.226%
Others shareholders	16,943,817,542	16.774%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the changes in share from December 31, 2021 to June 30, 2022:

Total
Acciones Ordinarias

Total shares as of December 31, 2021	101,017,081,114

Total shares as of June 30, 2022	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 17, 2022 it was approved the distribution and payment of dividend No. 210 of Ch$5.34393608948 per share of the Banco de Chile, with charge to the net distributable income for the year 2021. The dividends paid in the in the period 2022 amounted to $539,828 million.

At the Bank Ordinary Shareholders’ Meeting held on March 25, 2021 it was approved the distribution and payment of dividend No. 209 of Ch$2.18053623438 per share of the Banco de Chile, with charge to the net distributable income for the year 2020. The dividends paid in the year 2021 amounted to Ch$220,271 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of June 30, 2022 amounted to Ch$283,791 million.

As indicated, as of June 30, 2022, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$439,458 million (Ch$539,828 million as of December 31, 2021). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” as of June 30, for an amount of Ch$263,675 million (Ch$323,897 million in December 2021), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of June 30, 2022 and 2021 were determined as follows:

	June	June
	2022	2021
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	723,249	325,689
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	7.16	3.22

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	723,249	325,689
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	7.16	3.22

As of June 30, 2022 and 2021, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

28.	Equity, continued:

(e)	Other comprehensive income, continued

Below is the composition and changes of accumulated other comprehensive income as of June 30, 2022 and 2021:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2020 before re-expression as of January 1, 2021	—	—	—	—	801	(70,682)	—	18,631	(51,250)	(51,250)
Effects of changes in accounting policies	(753)	4,958	(1,134)	3,071	3,106	—	(23)	(833)	2,250	5,321
Opening balances as of January 1, 2021	(753)	4,958	(1,134)	3,071	3,907	(70,682)	(23)	17,798	(49,000)	(45,929)
Other comprehensive income for the period	370	(819)	120	(329)	(49,392)	82,373	5	(8,904)	24,082	23,753
Balances as of June 30, 2021	(383)	4,139	(1,014)	2,742	(45,485)	11,691	(18)	8,894	(24,918)	(22,176)

Balances as of December 31, 2021 before re-expression as of January 1, 2022	—	—	—	—	(109,129)	111,694	—	(26,492)	(23,927)	(23,927)
Effects of changes in accounting policies	(208)	3,590	(913)	2,469	61,321	—	(21)	(1,103)	60,197	62,666
Opening balances as of January 1, 2022	(208)	3,590	(913)	2,469	(47,808)	111,694	(21)	(27,595)	36,270	38,739
Other comprehensive income for the period	(8)	199	(52)	139	(8,230)	(139,951)	—	37,371	(110,810)	(110,671)
Balances as of June 30, 2022	(216)	3,789	(965)	2,608	(56,038)	(28,257)	(21)	9,776	(74,540)	(71,932)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

28.	Equity, continued:

(f)	Retained earnings from previous years:

During the year 2022, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2021 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2019 and November 2021, amounting to Ch$253,094 million.

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	June	December
	2022	2021
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreing currency	538,839	439,669

Letters of credit for goods circulation operations	640,725	450,024

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	1,979,690	1,952,980
Transactions related to contingent events in foreing currency	425,632	413,974

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,393,038	1,483,884
Balance of lines of credit on credit card – commercial loans	284,359	261,642
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,427,070	1,350,157
Balance of lines of credit on credit card – consumer loans	6,097,997	5,555,510
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines
Balance of lines of credit and agreed overdraft in current account – commercial loans	—	—
Balance of lines of credit on credit card – commercial loans	—	—
Balance of lines of credit and agreed overdraft in current account – consumer loans	—	—
Balance of lines of credit on credit card – consumer loans	—	—
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	75,319	78,951

Other credit commitments	—	—

Total	12,862,669	11,986,791

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

29.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	June	December
	2022	2021
	MCh$	MCh$
Transactions on behalf of third parties
Collections	120,468	152.297
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	757,079	749.007
Subtotal	877,547	901.304

Securities custody
Securities safekept by a banking subsidiary	4,846,771	5,232,546
Securities safekept by the Bank	2,752,578	2,459,320
Securities safekept deposited in another entity	13,245,054	12,601,349
Securities issued by the bank	—	—
Subtotal	20,844,403	20,293,215

Total	21,721,950	21,194,519

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of June 30, 2022, the Bank maintain provisions for judicial contingencies amounting to Ch$661 million (Ch$474 million as of December 2021), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of June 30, 2022
	2022	2023	2024	2025	2026	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	29	272	360	—	—	661

(b.2)	Contingencies for significant lawsuits in courts:

As of June 30, 2022 and December 31, 2021, there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,153,500 maturing January 6, 2023 (UF 4,149,200, maturing on January 7, 2022). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 968,300.

As of June 30, 2022 and December 31, 2021, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20.000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2024, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	June	December
	2022	2021
Guarantees:	MCh$	MCh$
Shares delivered to guarantee forward sales transactions covered simultaneously:
Santiago Securities Exchange, Stock Exchange	7,810	38,279
Electronic Chilean Securities Exchange, Stock Exchange	7,600	12,839

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,955	9,990

Fixed Income securities to guarantee equity short sale and Hedging Loan:
Santiago Securities Exchange, Stock Exchange	—	2,344

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	6,203	—

Cash guarantees received for operations with derivatives	—	1,723
Cash guarantees for operations with derivatives	9,190	3,198

Equity securities received for operations with derivatives
Electronic Chilean Securities Exchange, Stock Exchange	264	342
Depósito Central de Valores S.A.	1,553	1,726

Financial intermediation securities received for operations with derivatives
Internal custody	506	—

Total	43,081	70,441

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires May 2, 2023, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 309,200 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 6, 2023.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee corresponding to Ch$30,000,000 has been constituted, to guarantee the seriousness of the offer presented in the ADC bidding process. Beneficiary: Asociación Chilena de seguridad Rut. 70,360,100-6, valid until January 3, 2023.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of June 30, 2022 the entity maintains two insurance policies with effect from April 15, 2022 to April 14, 2023 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60.000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

30.	Interest Revenue and Expenses:

(a)	At the end of the period, the summary of interest is as follows:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Interest revenue	990,511	645,056	540,993	323,886
Interest expenses	(366,450)	(116,207)	(223,147)	(57,418)
Total net interest income	624,061	528,849	317,846	266,468

(b)	The composition of interest revenue is as follows:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements and securities lending	1,525	663	818	405
Debt financial instruments	6,876	42	3,603	42
Loans and advances to Banks	65,473	5,898	39,211	2,854
Commercial loans	441,762	295,697	241,370	148,716
Residential mortgage loans	153,076	137,159	78,649	68,789
Consumer Loans	271,496	212,732	143,702	105,236
Other financial instruments	201	83	103	83
Financial assets at fair value through other comprehensive income
Debt financial instruments	60,795	7,429	37,765	4,846
Other financial instruments	1,446	460	1,218	215
Income of accounting hedges of interest rate risk	(12,139)	(15,107)	(5,446)	(7,300)
Total	990,511	645,056	540,993	323,886

(b.1)	At the end of the period, the stock of interest not recognized in income is as follows:

	June	June
	2022	2021
	MCh$	MCh$

Commercial loans	16,301	13,174
Residential mortgage loans	2,219	1,940
Consumer Loans	1,640	—
Total	20,160	15,114

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

30.	Interest Revenue and Expenses, continued:

(b.2)	The amount of interest recognized on a received basis for impaired portfolio in the period 2022 amounts to:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Commercial loans	365	476	234	233
Residential mortgage loans	582	397	347	209
Consumer Loans	—	158	—	70
Total	947	1,031	581	512

(c)	The composition of interest expenses is as follows:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	2,017	177	1,125	92
Saving accounts and time deposits	245,177	17,446	158,722	7,452
Obligations by repurchase agreements and securities lending	3,997	116	2,582	57
Borrowings from financial institutions	13,613	10,705	7,451	5,820
Debt financial instruments issued	100,762	86,532	52,446	43,421
Other financial obligations	—	—	—	—
Lease liabilities	921	1,052	464	522
Financial instruments of regulatory capital issued	15,088	14,525	7,671	7,311
Income of accounting hedges of interest rate risk	(15,125)	(14,346)	(7,314)	(7,257)
Total	366,450	116,207	223,147	57,418

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

30.	Interest Revenue and Expenses, continued:

(d)	As of June 30, 2022 and 2021, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	For the six-months period ended June 30,						01.04.2022 to			01.04.2021 to
	2022			2021			30.06.2022			30.06.2021
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	608	—	608	4,896	—	4,896	608	—	608	1,415	—	1,415
Loss from fair value accounting hedges	(740)	—	(740)	(4,244)	—	(4,244)	(711)	—	(711)	(1,525)	—	(1,525)
Gain from cash flow accounting hedges	52,294	60,377	112,671	7,621	20,382	28,003	47,786	50,494	98,280	7,140	11,582	18,722
Loss from cash flow accounting hedges	(63,693)	(45,252)	(108,945)	(18,985)	(6,036)	(25,021)	(52,492)	(43,180)	(95,672)	(13,009)	(4,325)	(17,334)
Net gain on hedge items	(608)	—	(608)	(4,395)	—	(4,395)	(637)	—	(637)	(1,321)	—	(1,321)
Total	(12,139)	15,125	2,986	(15,107)	14,346	(761)	(5,446)	7,314	1,868	(7,300)	7,257	(43)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

31.	UF indexation revenue and expesenses:

(a)	At the end of the period, the summary of reajustes is as follows:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

UF indexation revenue	1,083,556	322,890	697,338	159,930
UF indexation expenses	(581,184)	(185,555)	(382,120)	(91,457)
Total net income from UF indexation	502,372	137,335	315,218	68,473

(b)	The composition of UF indexation revenue is as follows

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—
Debt financial instruments	34,703	130	22,481	130
Loans and advances to Banks	—	—	—	—
Commercial loans	434,141	134,167	282,593	65,412
Residential mortgage loans	682,225	207,531	440,939	102,999
Consumer Loans	3,775	1,560	2,400	756
Other financial instruments	2,092	640	1,029	281
Financial assets at fair value through other comprehensive income
Debt financial instruments	34,196	5,644	22,691	3,547
Other financial instruments	—	—	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(107,576)	(26,782)	(74,795)	(13,195)
Total	1,083,556	322,890	697,338	159,930

(b.1)	At the end of the period, the stock of UF indexation not recognized in results is as follows:

	June	June
	2022	2021
	MCh$	MCh$

Commercial loans	4,116	1,621
Residential mortgage loans	5,329	1,752
Consumer Loans	87	—
Total	9,532	3,373

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

31.	UF indexation revenue and expesenses, continued:

(b.2)	The amount of indexation recognized on the basis received by the impaired portfolio in the period 2022 amounted to:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Commercial loans	574	163	321	91
Residential mortgage loans	1,700	296	1,135	175
Consumer Loans	1	—	—	—
Total	2,275	459	1,456	266

(c)	The composition of UF indexation expenses is as follows:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	20,143	10,364	12,461	5,530
Saving accounts and time deposits	84,257	20,667	59,670	10,235
Obligations by repurchase agreements and securities lending	—	—	—	—
Borrowings from financial institutions	—	—	—	—
Debt financial instruments issued	415,392	135,180	270,303	66,208
Other financial obligations	—	—	—	—
Financial instruments of regulatory capital issued	61,392	19,344	39,686	9,484
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—	—	—
Total	581,184	185,555	382,120	91,457

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

31.	UF indexation revenue and expesenses, continued:

(d)	As of June 30, 2022 and 2021, the Bank uses cross currency and interest rate swaps to hedge its position on Changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency

	For the six-months period ended June 30,						01.04.2022 to			01.04.2021 to
	2022			2021			30.06.2022			30.06.2021
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Gain from cash flow accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from cash flow accounting hedges	(107,576)	—	(107,576)	(26,782)	—	(26,782)	(74,795)	—	(74,795)	(13,195)	—	(13,195)
Net gain on hedge items	—	—	—	—	—	—	—	—	—	—	—	—
Total	(107,576)	—	(107,576)	(26,782)	—	(26,782)	(74,795)	—	(74,795)	(13,195)	—	(13,195)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

32.	Income and Expeses from commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income for the period is as following:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2022
	MCh$	MCh$	MCh$	MCh$

Income from commissions and services rendered

Comissions from debit and credit card services	106,776	85,121	53,291	42,195
Remuneration from administration of mutual funds, investment funds or others	59,185	49,470	30,148	24,748
Comissions from collections and payments	40,925	35,526	20,986	18,293
Comissions from portfolio management	28,084	25,764	14,649	12,758
Remuneration from brokerage and insurance advisory	17,136	14,202	8,686	7,194
Comissions from guarantees and letters of credit	16,813	14,561	8,941	7,473
Use of distribution channel	13,613	16,623	6,840	9,391
Brand use agreement	13,225	10,698	6,652	5,045
Comissions from trading and securities management	9,800	10,488	5,132	5,544
Comissions from credit prepayments	4,872	7,981	2,450	4,739
Comissions from lines of credit and current account overdrafts	2,244	2,205	1,132	1,100
Financial advisory services	2,140	688	1,874	179
Insurance not related to the granting of credits to legal entities	1,715	3,211	834	1,908
Insurance related to the granting of credits to legal entities	860	535	462	216
Comissions from factoring operations services	675	657	348	364
Loan commissions with letters of credit	82	185	39	82
Other commission earned	8,800	7,362	3,772	3,930
Total	326,945	285,277	166,236	145,159

Expenses from commissions and services received

Commissions from card transactions	24,728	20,029	11,888	8,606
Interbank transactions	18,392	14,563	9,984	7,681
Expenses from obligations of loyalty and merit card customers programs	15,249	12,147	11,768	5,954
Commissions from use of card brands license	5,372	2,382	2,791	961
Comissions from securities transaction	2,715	2,957	1,297	1,381
Collections and payments	2,219	2,171	1,061	1,042
Other commissions from services received	986	660	403	298
Total	69,661	54,909	39,192	25,923

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

33.	Net Financial income (expense):

(a)	The amount of net financial income (expense) shown in the Consolidated Income Statement for the period corresponds to the following concepts:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
Financial result from:	MCh$	MCh$	MCh$	MCh$

Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	2,972,066	346,195	2,462,044	329,736
Debt Financial Instruments	87,813	(4,772)	51,768	(2,161)
Other financial instruments	4,061	2,476	1,949	1,428

Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts	(3,014,277)	(326,443)	(2,493,467)	(312,603)
Other financial instruments	356	323	354	257
Subtotal	50,019	17,779	22,648	16,657

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and savings accounts and other time deposits	—	—	—	—
Debt instruments issued	—	—	—	—
Others	—	—	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	—	4,667	—	4,667
Financial assets at fair value through other comprehensive income	475	4,743	(33)	939
Financial liabilities at amortized cost	(1)	(2)	(1)	(1)
Financial instruments of regulatory capital issued	—	—	—	—
Subtotal	474	9,408	(34)	5,605

Exchange, indexation and accounting hedging of foreign currency
Gain (loss) from foreign currency exchange	(23,898)	27,976	(195,537)	(16,665)
Gain (loss) from indexation for exchange rate	9,440	2,699	16,011	589
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	96,663	4,998	233,631	26,476
Subtotal	82,205	35,673	54,105	10,400

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—
Lease liabilities	—	—	—	—
Financial instruments of regulatory capital issued	—	—	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—	—	—

Total	132,698	62,860	76,719	32,662

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

33.	Net Financial income (expense), continued:

(b)	Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	(34)	(16)	(69)	(9)
Commercial loans	(7,601)	(2,724)	(14,854)	(1,829)
Residential mortgage loans	—	—	—	—
Consumer loans	(71)	(355)	(144)	(221)
Contingent loans	(902)	(312)	(2,444)	(209)
Total	(8,608)	(3,407)	(17,511)	(2,268)

34.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

		June	June
Company	Shareholder	2022	2021
		MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	2,877	(4,258)
Centro de Compensación Automatizado S.A.	Banco de Chile	583	421
Redbanc S.A.	Banco de Chile	396	221
Administrador Financiero del Transantiago S.A.	Banco de Chile	263	114
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	189	143
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	61	23
Sociedad Imerc OTC S.A.	Banco de Chile	42	(10)
Sociedad Operadora de Tarjetas de Crédito Nexus S.A.		—	603
Subtotal Associates		4,411	(2,743)

Joint Ventures
Servipag Ltda.	Banco de Chile	581	(16)
Artikos Chile S.A.	Banco de Chile	272	245
Subtotal Joint Ventures		853	229

Minority Investments
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	24	20
Subtotal Minority Investments		24	20
Total		5,288	(2,494)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

35.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

	June	June
	2022	2021
	MCh$	MCh$

Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	2,918	3,442
Other income from assets received in payment or foreclosed at judicial auction	144	143
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(227)	(73)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(2,741)	(933)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(307)	(217)
Non-current assets held for sale
Investments in other companies	—	—
Intangible assets	—	—
Property and equipment	468	8
Assets for recovery of assets transferred in financial leasing operations	805	395
Other assets	—	—
Disposal groups held for sale	—	—
Total	1,060	2,765

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

36.	Other operating Income and Expenses:

a)	During the periods 2022 and 2021, the Bank and its subsidiaries present other operating income, according to the following:

	June	June
	2022	2021
	MCh$	MCh$

Income from investment properties	3,402	2,795
Revaluation of prepaid monthly payments	2,726	474
Income from correspondent banks	1,523	1,301
Expense recovery	1,242	874
Income from sale leased assets	119	52
Tax management income	104	2,459
Foreign trade income	33	27
Fiduciary and trustee commissions	26	110
Provision for fixed income instruments	1	298
Expense recovery income	1	26
Income from card brands issued	—	346
Others income	11	29
Total	9,188	8,791

b)	During the periods 2022 and 2021, the Bank and its subsidiaries present other operating expenses, according to the following:

	June	June
	2022	2021
	MCh$	MCh$

Write-offs for operating risks	6,975	4,964
Card administration	1,731	1,898
Correspondent banks	1,674	1,019
Expenses for credit operations of financial leasing	1,081	(269)
Legal expenses	671	—
Expense of provisions for operational risk	409	311
Tax fines	308	—
Renegotiated loan insurance premium	185	212
Life ensurance	136	112
Expenses for charge-off leased assets recoveries	71	62
Provisions for trials and litigation	32	(95)
Contribution to other organisms	10	128
Other provisions for contingencies	(108)	(161)
Provision for pending operations	(128)	1,255
Expense recovery from operational risk events	(2,636)	(2,148)
Recoverable tax expenses	—	88
Others expenses	547	222
Total	10,958	7,598

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

37.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the period 2022 and 2021 is as follows:

	June	June
	2022	2021
	MCh$	MCh$

Expenses for short-term employee benefit	227,912	214,250
Expenses for employee benefits due to termination of employment contract	12,160	6,529
Training expenses	1,355	944
Expenses for nursery and kindergarten	716	766
Other personnel expenses	2,835	2,105
Total	244,978	224,594

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

38.	Administrative expenses:

This item is composed as follows:

	June	June
	2022	2021
	MCh$	MCh$
General administrative expenses
Information technology and communications	57,430	52,576
Maintenance and repair of property and equipment	20,140	20,407
External advisory services and professional services fees	8,247	6,268
Surveillance and securities transport services	6,141	6,353
Office supplies	4,470	3,172
Insurance premiums except to cover operational risk events	4,350	3,661
Energy, heating and other utilities	2,429	2,245
External service of financial information	2,168	2,308
Postal box, mail, postage and home delivery services	2,106	2,119
Other expenses of obligations for lease contracts	1,846	2,138
Legal and notary expenses	1,748	2,135
External service of custody of documentation	1,720	1,457
Expenses for short-term leases	1,530	2,136
Donations	1,059	1,122
Representation and travel expenses	1,003	1,461
Fees for other technical reports	337	365
Fees for review and audit of the financial statements by the external auditor	335	360
Expenses for leases low value	249	226
Fines applied by other agencies	191	84
Fees for advisory services carried out by other auditing companies	61	9
Fees for advisory services carried out by the external auditor	39	20
Other general administrative expenses	10,866	9,629

Outsource services
Technological developments expenses, certification and technology testing	8,803	9,138
Data processing	4,124	4,616
External credit evaluation service	2,258	2,026
External human resources administration services and supply of external personnel	761	575
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	175	171
Call Center service for sales, marketing, quality control customer service	44	39
External collection service	—	5

Board expenses
Board of Directors Compensation	1,489	1,429
Other Board expenses	12	2

Marketing	16,204	13,870

Taxes, contributions and other legal charges
Contribution to the banking regulator	6,789	5,968
Real estate contributions	2,448	2,164
Taxes other than income tax	1,048	796
Municipal patents	761	679
Other legal charges	43	38
Total	173,424	161,767

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

39.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the periods 2022 and 2021, are detailed as follows:

	June	June
	2022	2021
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	9,947	8,343
Depreciation of property and equipment
Buildings and land	1,117	1,130
Other property and equipment	14,357	13,525
Depreciation and impairment of leased assets
Buildings and land	15,161	14,328
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	431	442
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	—	—
Amortization of other assets per activity income asset	—	—
Total	41,013	37,768

40.	Impairment of non-financial assets:

As of June 30, 2022 and 2021, the composition of the item for impairment of non-financial assets is composed as follows:

	June	June
	2022	2021
	MCh$	MCh$

Impairment of property and equipment	—	(3)
Impairment of assets from income from ordinary activities from contracts with customers	100	333
Total	100	330

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

41.	Operating expenses credit losses:

(a)	The composition is as follows:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Expense of provisions established for loan credit risk	119,820	70,388	76,765	38,963
Expense of special provisions for credit risk	117,130	91,543	47,346	52,758
Recovery of written-off credits	(32,392)	(31,000)	(18,751)	(16,257)
Impairments for credit risk from financial assets at fair value through other comprehensive income	973	(1,123)	767	(1,847)
Total	205,531	129,808	106,127	73,617

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses:

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of June 30, 2022	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	(210)	—	—	—	—	(210)	—	(210)
Provisions released	—	—	—	—	—	—	—	—
Subtotal	(210)	—	—	—	—	(210)	—	(210)
Commercial loans
Provisions established	(4,147)	(391)	(9,617)	(9,216)	(20,767)	(44,138)	—	(44,138)
Provisions released	—	—	—				9,983	9,983
Subtotal	(4,147)	(391)	(9,617)	(9,216)	(20,767)	(44,138)	9,983	(34,155)
Residential mortgage loans
Provisions established	—	(2,047)	—	—	(3,336)	(5,383)	—	(5,383)
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	(2,047)	—	—	(3,336)	(5,383)	—	(5,383)
Consumer loans
Provisions established	—	(25,621)	—	—	(54,451)	(80,072)	—	(80,072)
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	(25,621)	—	—	(54,451)	(80,072)	—	(80,072)
Expense of provisions established for credit risk	(4,357)	(28,059)	(9,617)	(9,216)	(78,554)	(129,803)	9,983	(119,820)

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								12,255
Residential mortgage loans								5,458
Consumer loans								14,679
Subtotal								32,392
Loan credit loss expenses								(87,428)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

41.	Operating expenses credit losses, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses, continued;

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of June 30, 2021	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	—	—	—	—	—	—	—	—
Provisions released	261	—	—	—	—	261	—	261
Subtotal	261	—	—	—	—	261	—	261
Commercial loans
Provisions established	—	—	—	(4,913)	(23,970)	(28,883)	(20,809)	(49,692)
Provisions released	2,865	6,680	871	—	—	10,416	—	10,416
Subtotal	2,865	6,680	871	(4,913)	(23,970)	(18,467)	(20,809)	(39,276)
Residential mortgage loans
Provisions established	—	—	—	—	(3,855)	(3,855)	—	(3,855)
Provisions released	—	520	—	—	—	520	—	520
Subtotal	—	520	—	—	(3,855)	(3,335)	—	(3,335)
Consumer loans
Provisions established	—	—	—	—	(51,203)	(51,203)	—	(51,203)
Provisions released	—	23,165	—	—	—	23,165	—	23,165
Subtotal	—	23,165	—	—	(51,203)	(28,038)	—	(28,038)
Expense of provisions established for credit risk	3,126	30,365	871	(4,913)	(79,028)	(49,579)	(20,809)	(70,388)

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								5,511
Residential mortgage loans								1,860
Consumer loans								23,629
Subtotal								31,000
Loan credit loss expenses								(39,388)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

41.	Operating expenses credit losses, continued:

(c)	Summary of expense for special provisions for credit risk:

	For the six-months period ended June 30,		01.04.2022 to 30.06.2022	01.04.2021 to 30.06.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$
Expenses of provisions for contingent loans:
Loans and advances to Banks	—	—	—	—
Commercial loans	(274)	677	(178)	2,176
Consumer loans	(1,079)	(2,273)	(412)	(436)
Expenses form provisions for country risk for transactions with debtors with residence abroad	8,483	3,139	7,936	1,018
Expense of special provisions for loans abroad	—	—	—	—
Expenses of additional loan provisions:
Loans and advances to Banks	110,000	90,000	40,000	50,000
Commercial loans	—	—	—	—
Consumer loans	—	—	—	—
Expense of other special provisions established for credit risk	117,130	91,543	47,346	52,758

42.	Income from discontinued operations:

As of June 30, 2022 and December 31, 2021, the Bank does not maintain income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of June 30, 2022	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	480,917	—	—	480,917
Debt financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	3,784	—	—	3,784
Financial assets at fair value through other comprehensive income	—	5,964	—	—	5,964
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost	—	—	—	—	—
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	605,395	1,086	11,371	617,852
Residential mortgage loans	—	—	14,701	55,483	70,184
Consumer Loans	—	—	2,120	9,763	11,883
Allowances established – Loans	—	(4,307)	(17)	(364)	(4,688)
Other assets	9	78,828	—	397	79,234
Contingent loans	—	179,211	4,340	19,049	202,600

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	487,554	—	—	487,554
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—	—
Current accounts and other demand deposits	275	182,903	5,452	6,030	194,660
Saving accounts and time deposits	4,819	187,208	2,987	22,671	217,685
Obligations by repurchase agreements and securities lending	—	83,392	—	—	83,392
Borrowings from financial institutions	—	110,464	—	—	110,464
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	11,653	—	—	11,653
Other liabilities	—	101,147	254	15	101,416

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2021	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	319,120	—	—	319,120
Debt financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	15,045	—	—	15,045
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost	—	—	—	—	—
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	8	470,581	853	12,718	484,160
Residential mortgage loans	—	—	14,612	51,025	65,637
Consumer Loans	—	—	1,862	8,798	10,660
Allowances established – Loans	—	(3,795)	(15)	(416)	(4,226)
Other assets	—	105,980	—	40	106,020
Contingent loans	—	162,046	4,119	17,713	183,878

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	312,746	—	—	312,746
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	608	—	—	608
Financial liabilities at amortized cost	—	—	—	—	—
Current accounts and other demand deposits	254	209,799	7,403	7,219	224,675
Saving accounts and time deposits	19,836	196,913	2,310	19,347	238,406
Obligations by repurchase agreements and securities lending	—	531	—	—	531
Borrowings from financial institutions	—	122,883	—	—	122,883
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,256	—	—	10,256
Other liabilities	—	130,837	444	57	131,338

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of June 30, 2022	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	9,542	198	927	10,667
UF indexation revenue	—	15,444	913	3,691	20,048
Income from commissions	41	56,432	10	37	56,520
Net Financial income (expense)	—	25,415	—	—	25,415
Other income	—	39	—	—	39
Total Income	41	106,872	1,121	4,655	112,689

Interest expense	347	1,131	15	110	1,603
UF indexation expenses	—	—	13	32	45
Expenses from commissions	—	17,057	—	—	17,057
Expenses credit losses	—	340	(10)	(57)	273
Expenses from salaries and employee benefits	—	—	22,271	41,548	63,819
Administrative expenses	—	10,202	1,742	46	11,990
Other expenses	—	10	1	7	18
Total Expenses	347	28,740	24,032	41,686	94,805

As of June 30, 2021	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	3,448	165	827	4,440
UF indexation revenue	—	2,396	306	1,244	3,946
Income from commissions	63	47,392	13	36	47,504
Net Financial income (expense)	—	3,607	—	—	3,607
Other income	—	230	—	—	230
Total Income	63	57,073	484	2,107	59,727

Interest expense	4	55	1	4	64
UF indexation expenses	—	7	—	1	8
Expenses from commissions	—	14,847	—	—	14,847
Expenses credit losses	—	(108)	(2)	(16)	(126)
Expenses from salaries and employee benefits	—	—	17,190	39,043	56,233
Administrative expenses	—	10,160	1,629	41	11,830
Other expenses	—	—	—	1	1
Total Expenses	4	24,961	18,818	39,074	82,857

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties:

As of June 30, 2022

	Nature of the relationship	Description of the transaction			Transactions under equivalence conditions to those transactions with mutual		Effect on Income		Effect on Financial position
Company name	with the Bank	Type of service	Term	Renewal conditions	independence betweenthe parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Ionix SPA	Other related parties	IT support services	30 days	Contract	Yes	393	—	393	—	89
Canal 13	Other related parties	Advertising service	30 days	Monthly	Yes	139	—	139	—	45
Servipag Ltda.	Joint venture	Software services	30 days	Contract	Yes	433	—	433	—	519
		Collection services	30 days	Contract	Yes	2,147	—	2,147	—	519
Bolsa de Comercio de Santiago	Other related parties	IT support services	30 days	Contract	Yes	289	—	289	—	—
Enex S.A.	Other related parties	Rent floor space for ATMs	30 days	Contract	Yes	156	—	156	—	156
Redbanc S.A.	Associates	Software development	30 days	Contract	Yes	173	—	173	—	1,231
		Equipment maintenance	30 days	Contract	Yes	60	—	60	—	—
		Electronic transaction management services	30 days	Contract	Yes	6,548	—	6,548	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Yes	3,485	—	3,485	—	508
		IT support services	30 days	Contract	Yes	528	—	528	—	—
Depósito Central de Valores	Associates	Custodial services	30 days	Contract	Yes	1,096	—	1,096	—	44
Nexus S.A.	Associates	Customer product delivery services	30 days	Contract	Yes	655	—	655	—	1,250
		Card processing	30 days	Contract	Yes	5,030	—	5,030	—	—
		IT support services	30 days	Contract	Yes	730	—	730	—	—
		Embossing services	30 days	Contract	Yes	314	—	314	—	—
		Fraud prevention services	30 days	Contract	Yes	569	—	569	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	349	—	349	—	15
Comder Contraparte Central S.A.	Associates	Securities clearing services	30 days	Contract	Yes	383	—	383	—	28,290
Transbank S.A.	Associates	Processing fees	30 days	Contract	Yes	615	—	615	—	170
		Exchange commission	30 days	Contract	Yes	48,895	48,895	—	608	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	1,034	—	1,034	—	420
Citibank	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	4,536	4,536	—	3,439	920

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	June 2022	June 2021
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	1,489	1,429

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for benefits to short-term employees	21,488	17,179
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment for benefits to employees for termination of employment contract	783	11
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	22,271	17,190
Total	23,760	18,619

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	June 2022	June 2021
	No. Executives
Directory:
Directors – Bank and its subsidiaries	19	18

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	6
Division Managers / Area – Bank	97	96
Division Managers / Area – Subsidiaries	31	29
Subtotal	134	132
Total	153	150

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	1,055,257	742,545	—	—	1,055,257	742,545
Swaps	—	—	2,742,332	1,958,243	—	—	2,742,332	1,958,243
Call Options	—	—	10,912	4,509	—	—	10,912	4,509
Put Options	—	—	56	199	—	—	56	199
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	3,808,557	2,705,496	—	—	3,808,557	2,705,496
Debt Financial Instruments:
From the Chilean Government and Central Bank	57,855	169,067	2,899,599	3,303,055	—	—	2,957,454	3,472,122
Other debt financial instruments issued in Chile	—	—	316,979	214,336	17,793	51,484	334,772	265,820
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—
Subtotal	57,855	169,067	3,216,578	3,517,391	17,793	51,484	3,292,226	3,737,942

Others	9,047	138,753	—	—	—	—	9,047	138,753

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	531,049	507,368	1,921,215	1,981,482	—	—	2,452,264	2,488,850
Other debt financial instruments issued in Chile	—	—	1,178,330	540,756	17,206	25,203	1,195,536	565,959
Financial debt instruments issued Abroad	—	—	26,772	—	—	—	26,772	—
Subtotal	531,049	507,368	3,126,317	2,522,238	17,206	25,203	3,674,572	3,054,809

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	161,518	277,802	—	—	161,518	277,802
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	161,518	277,802	—	—	161,518	277,802
Total	597,951	815,188	10,312,970	9,022,927	34,999	76,687	10,945,920	9,914,802

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	874,490	505,179	—	—	874,490	505,179
Swaps	—	—	3,089,519	2,264,139	—	—	3,089,519	2,264,139
Call Options	—	—	6,197	2,726	—	—	6,197	2,726
Put Options	—	—	645	459	—	—	645	459
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	3,970,851	2,772,503	—	—	3,970,851	2,772,503

Others	—	—	6,986	9,610	—	—	6,986	9,610

Derivative contracts financial for hedging purposes
Forwards	—	—	—	88	—	—	—	88
Swaps	—	—	25,862	608	—	—	25,862	608
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	25,862	696	—	—	25,862	696
Total	—	—	4,003,699	2,782,809	—	—	4,003,699	2,782,809

(1)	As of June 30, 2022, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	June 2022
	Balance as of January 1, 2022	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 30, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	51,484	821	—	15,572	(50,084)	—	—	17,793
Subtotal	51,484	821	—	15,572	(50,084)	—	—	17,793

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	25,203	183	2,149	1,670	(11,999)	—	—	17,206
Subtotal	25,203	183	2,149	1,670	(11,999)	—	—	17,206
Total	76,687	1,004	2,149	17,242	(62,083)	—	—	34,999

	December 2021
	Balance as of January 1, 2021	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484
Subtotal	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	36,596	1,084	(3,168)	10,212	(20,453)	6,399	(5,467)	25,203
Subtotal	36,596	1,084	(3,168)	10,212	(20,453)	6,399	(5,467)	25,203
Total	42,090	581	(3,168)	52,696	(23,613)	13,568	(5,467)	76,687

(1)	Recorded in income under item “Net Financial income (expense)”.
(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of June 30, 2022		As of December 31, 2021
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	17,793	(253)	51,484	(506)
Subtotal	17,793	(253)	51,484	(506)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	17,206	(404)	25,203	(782)
Subtotal	17,206	(404)	25,203	(782)
Total	34,999	(657)	76,687	(1,288)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	June	December	June	December
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,686,217	3,713,734	2,686,217	3,713,734
Transactions in the course of collection	634,704	486,700	634,704	486,700
Subtotal	3,320,921	4,200,434	3,320,921	4,200,434
Financial assets at amortized cost
Rights by resale agreements and securities lending	27,850	64,365	27,850	64,365
Debt financial instruments	871,719	839,744	790,843	764,528
Loans and advances to Banks
Domestic banks	—	159,960	—	159,960
Central Bank of Chile	2,000,000	1,090,000	2,000,000	1,090,000
Foreign banks	345,202	279,353	344,300	278,813
Subtotal	3,244,771	2,433,422	3,162,993	2,357,666
Loans to customers, net
Commercial loans	19,865,047	19,217,868	18,908,182	18,423,126
Residential mortgage loans	10,804,108	10,315,921	10,412,935	9,753,455
Consumer loans	4,305,183	3,978,079	4,225,959	3,899,940
Subtotal	34,974,338	33,511,868	33,547,076	32,076,521
Total	41,540,030	40,145,724	40,030,990	38,634,621

Liabilities
Transactions in the course of payment	532,663	369,980	532,663	369,980
Financial liabilities at amortized cost
Current accounts and other demand deposits	15,507,954	18,249,881	15,507,954	18,249,881
Saving accounts and time deposits	11,998,723	8,803,713	12,002,383	8,808,900
Obligations by repurchase agreements and securities lending	224,921	85,399	224,921	85,399
Borrowings from financial institutions	5,232,124	4,861,865	4,674,631	4,325,869
Debt financial instruments issued
Letters of credit for residential purposes	3,130	4,005	3,288	4,209
Letters of credit for general purposes	78	109	82	116
Bonds	8,787,322	8,557,281	8,643,162	8,397,835
Other financial obligations	281,385	250,005	296,603	274,838
Subtotal	42,035,637	40,812,258	41,353,024	40,147,047
Financial instruments of regulatory capital issued
Subordinate bonds	964,196	917,510	946,315	869,364
Total	43,532,496	42,099,748	42,832,002	41,386,391

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of June 30, 2022 and December 31, 2021:

	Level 1 Estimated Fair Value		Level 1 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,686,217	3,713,734	—	—	—	—	2,686,217	3,713,734
Transactions in the course of collection	634,704	486,700	—	—	—	—	634,704	486,700
Subtotal	3,320,921	4,200,434	—	—	—	—	3,320,921	4,200,434
Financial assets at amortized cost
Rights by resale agreements and securities lending	27,850	64,365	—	—	—	—	27,850	64,365
Debt financial instruments	790,843	764,528	—	—	—	—	790,843	764,528
Loans and advances to Banks
Domestic banks	—	159,960	—	—	—	—	—	159,960
Central Bank of Chile	2,000,000	1,090,000	—	—	—	—	2,000,000	1,090,000
Foreign banks	—	—	—	—	344,300	278,813	344,300	278,813
Subtotal	2,818,693	2,078,853	—	—	344,300	278,813	3,162,993	2,357,666
Loans to customers, net
Commercial loans	—	—	—	—	18,908,182	18,423,126	18,908,182	18,423,126
Residential mortgage loans	—	—	—	—	10,412,935	9,753,455	10,412,935	9,753,455
Consumer loans	—	—	—	—	4,225,959	3,899,940	4,225,959	3,899,940
Subtotal	—	—	—	—	33,547,076	32,076,521	33,547,076	32,076,521
Total	6,139,614	6,279,287	—	—	33,891,376	32,355,334	40,030,990	38,634,621

Liabilities
Transactions in the course of payment	532,663	369,980	—	—	—	—	532,663	369,980
Financial liabilities at amortized cost			—	—
Current accounts and other demand deposits	15,507,954	18,249,881	—	—	—	—	15,507,954	18,249,881
Saving accounts and time deposits	—	—	—	—	12,002,383	8,808,900	12,002,383	8,808,900
Obligations by repurchase agreements and securities lending	224,921	85,399	—	—	—	—	224,921	85,399
Borrowings from financial institutions	—	—	—	—	4,674,631	4,325,869	4,674,631	4,325,869
Debt financial instruments issued	—	—	—	—	—	—	—	—
Letters of credit for residential purposes	—	—	3,288	4,209	—	—	3,288	4,209
Letters of credit for general purposes	—	—	82	116	—	—	82	116
Bonds	—	—	8,643,162	8,397,835	—	—	8,643,162	8,397,835
Other financial obligations	—	—	—	—	296,603	274,838	296,603	274,838
Subtotal	15,732,875	18,335,280	8,646,532	8 ,402,160	16,973,617	13,409,607	41,353,024	40,147,047
Financial instruments of regulatory capital issued
Subordinate bonds	—	—	—	—	946,315	869,364	946,315	869,364
Total	16,265,538	18,705,260	8,646,532	8,402,160	17,919,932	14,278,971	42,832,002	41,386,391

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:		Liabilities:

-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investment under resale agreements and securities loans	-	Obligations under repurchase agreements and securities loans
-	Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of June 30, 2022 and December 31, 2021. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

	June 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,686,217	—	—	—	2,686,217	—	—	—	—	2,686,217
Transactions in the course of collection	—	634,704	—	—	634,704	—	—	—	—	634,704
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	275,802	312,714	933,660	1,522,176	818,025	428,791	1,039,565	2,286,381	3,808,557
Debt financial instruments	—	3,292,226	—	—	3,292,226	—	—	—	—	3,292,226
Others	—	9,047	—	—	9,047	—	—	—	—	9,047
Financial assets at fair value through other comprehensive income	—	364,163	90,329	1,714,045	2,168,537	859,021	79,587	567,427	1,506,035	3,674,572
Derivative contracts financial for hedging purposes	—	—	—	19,899	19,899	36,127	—	105,492	141,619	161,518
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	9,548	13,846	4,456	27,850	—	—	—	—	27,850
Debt financial instruments	—	—	—	—	—	15,953	422,351	433,415	871,719	871,719
Loans and advances to Banks (*)	—	2,052,616	5,271	287,994	2,345,881	—	—	—	—	2,345,881
Loans to customers, net (*)	—	4,158,257	3,178,704	6,355,726	13,692,687	7,493,900	4,075,179	10,462,323	22,031,402	35,724,089
Total fnancial assets	2,686,217	10,796,363	3,600,864	9,315,780	26,399,224	9,223,026	5,005,908	12,608,222	26,837,156	53,236,380

	June 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	532,663	—	—	532,663	—	—	—	—	532,663
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	275,391	319,091	1,015,528	1,610,010	812,566	501,355	1,046,920	2,360,841	3,970,851
Others	—	5,718	1,268	—	6,986	—	—	—	—	6,986
Derivative contracts financial for hedging purposes	—	—	—	—	—	—	6,525	19,337	25,862	25,862
Financial liabilities at amortized cost
Current accounts and other demand deposits	15,507,954	—	—	—	15,507,954	—	—	—	—	15,507,954
Saving accounts and time deposits (**)	—	8,058,249	1,965,020	1,408,196	11,431,465	117,478	1,195	580	119,253	11,550,718
Obligations by repurchase agreements and securities lending	—	224,865	—	56	224,921	—	—	—	—	224,921
Borrowings from financial institutions	—	193,750	26,660	515,256	735,666	4,496,458	—	—	4,496,458	5,232,124
Debt financial instruments issued
Letters of credit	—	359	553	745	1,657	1,080	102	369	1,551	3,208
Bonds	—	149,006	319,097	807,476	1,275,579	1,978,113	2,053,280	3,480,350	7,511,743	8,787,322
Other financial obligations	—	281,247	20	64	281,331	54	—	—	54	281,385
Lease liabilities	—	2,663	5,057	21,347	29,067	29,293	17,470	21,776	68,539	97,606
Financial instruments of regulatory capital issued	—	979	1,535	116,316	118,830	18,509	14,306	812,551	845,366	964,196
Total fnancial liabilities	15,507,954	9,724,890	2,638,301	3,884,984	31,756,129	7,453,551	2,594,233	5,381,883	15,429,667	47,185,796

Mismatch	(12,821,737)	1,071,473	962,563	5,430,796	(5,356,905)	1,769,475	2,411,675	7,226,339	11,407,489	6,050,584

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$749,751 million for loans to customers and Ch$679 million for borrowings from financial institutions.
(**)	Excludes term saving accounts, which amount to Ch$448,005 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	3,713,734	—	—	—	3,713,734	—	—	—	—	3,713,734
Transactions in the course of collection	—	486,700	—	—	486,700	—	—	—	—	486,700
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	81,338	235,071	702,581	1,018,990	590,575	394,785	701,146	1,686,506	2,705,496
Debt financial instruments	—	3,737,942	—	—	3,737,942	—	—	—	—	3,737,942
Others	—	138,753	—	—	138,753	—	—	—	—	138,753
Financial assets at fair value through other comprehensive income	—	92,654	475,406	1,008,858	1,576,918	836,880	124,380	516,631	1,477,891	3,054,809
Derivative contracts financial for hedging purposes	—	—	—	960	960	61,035	5,681	210,126	276,842	277,802
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	37,763	14,013	12,589	64,365	—	—	—	—	64,365
Debt financial instruments	—	—	—	—	—	—	413,599	426,145	839,744	839,744
Loans and advances to Banks (*)	—	1,366,332	81,053	81,457	1,528,842	990	—	—	990	1,529,832
Loans to customers, net (*)	—	3,566,966	2,492,113	6,415,681	12,474,760	7,627,207	4,002,539	10,125,611	21,755,357	34,230,117
Total fnancial assets	3,713,734	9,508,448	3,297,656	8,222,126	24,741,964	9,116,687	4,940,984	11,979,659	26,037,330	50,779,294

	December 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	369,980	—	—	369,980	—	—	—	—	369,980
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	34,654	226,057	712,583	973,294	644,452	399,499	755,258	1,799,209	2,772,503
Others	—	2,320	4	7,286	9,610	—	——	—	—	9,610
Derivative contracts financial for hedging purposes	—	—	—	696	696	—	—	—	—	696
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,249,881	—	—	—	18,249,881	—	—	—	—	18,249,881
Saving accounts and time deposits (**)	—	6,304,693	1,748,178	234,675	8,287,546	65,552	1,906	452	67,910	8,355,456
Obligations by repurchase agreements and securities lending	—	85,347		52	85,399					85,399
Borrowings from financial institutions	—	196,093	1,259,282	18,344	1,473,719	3,388,146	—	—	3,388,146	4,861,865
Debt financial instruments issued
Letters of credit	—	526	544	1,066	2,136	1,425	185	368	1,978	4,114
Bonds	—	139,876	374,532	848,924	1,363,332	1,933,284	1,784,606	3,476,059	7,193,949	8,557,281
Other financial obligations	—	249,800	25	90	249,915	90	—	—	90	250,005
Lease liabilities	—	2,312	6,586	17,502	26,400	29,056	16,449	23,765	69,270	95,670
Financial instruments of regulatory capital issued	—	4,227	1,390	112,859	118,476	19,979	15,854	763,201	799,034	917,510
Total fnancial liabilities	18,249,881	7,389,828	3,616,598	1,954,077	31,210,384	6,081,984	2,218,499	5,019,103	13,319,586	44,529,970

Mismatch	(14,536,147)	2,118,620	(318,942)	6,268,049	(6,468,420)	3,034,703	2,722,485	6,960,556	12,717,744	6,249,324

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$718,249 million for loans to customers and Ch$519 million for borrowings from financial institutions.
(**)	Excludes term saving accounts, which amount to Ch$448,257 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of June 30, 2022	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	1,121,368	—	—	1,387,933	—	18,154	75,642	28,501	18,412	23,002	13,205	2,686,217
Transactions in the course of collection	232,920	—	—	294,778	—	36,180	63,875	645	—	4,595	1,711	634,704
Financial assets held for trading at fair value through profit or loss
Derivative financial instruments	3,492,193	—	—	281,553	—	1,001	33,620	—	—	—	190	3,808,557
Debt financial instruments	3,130,784	160,926	—	516	—	—	—	—	—	—	—	3,292,226
Others	5,503	—	—	3,544	—	—	—	—	—	—	—	9,047
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income
Debt financial instruments	3,054,291	586,184	—	34,097	—	—	—	—	—	—	—	3,674,572
Others	—	—	—	—	—	—	—	—	—	—	—	—
Derivative contracts financial for hedging purposes	161,518	—	—	—	—	—	—	—	—	—	—	161,518
Financial assets at amortized cost
Rights by resale agreements and securities lending	27,850	—	—	—	—	—	—	—	—	—	—	27,850
Debt financial instruments	324,018	547,701	—	—	—	—	—	—	—	—	—	871,719
Loans and advances to Banks	2,000,000	—	—	344,193	—	—	1,009	—	—	—	—	2,345,202
Loans to customers - Commercial	9,438,588	6,954,933	113,020	3,297,990	—	837	50,527	119	2,157	6,876		19,865,047
Loans to customers - Residential mortgage	6,761	10,797,347	—	—	—	—	—	—	—	—	—	10,804,108
Loans to customers - Consumer	4,176,826	60,285	—	68,072	—	—	—	—	—	—	—	4,305,183
Investments in other companies	57,088	—	—	24	—	—	3	—	—	—	—	57,115
Intangible assets	79,755	—	—	—	—	—	—	—	—	—	—	79,755
Property and equipment	214,086	—	—	—	—	—	—	—	—	—	—	214,086
Right-of-use assets	102,302	115	—	—	—	—	—	—	—	—	—	102,417
Current tax assets	47,391	—	—	—	—	—	—	—	—	—	—	47,391
Deferred tax assets	483,723	—	—	—	—	—	—	—	—	—	—	483,723
Other assets	436,588	13,639	2,091	359,293	—	—	1,044	—	—	14	48	812,717
Non-current assets and disposal groups held for sale	21,189	—	—	—	—	—	—	—	—	—	—	21,189
TOTAL ASSETS	28,614,742	19,121,130	115,111	6,071,993	—	56,172	225,720	29,265	20,569	34,487	15,154	54,304,343

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

46.	Financial and Non-Financial Assets and Liabilities by Currency, continued:

As of June 30, 2022	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Transactions in the course of payment	186,875	—	—	231,670	—	36,712	68,233	4,858	2,800	461	1,054	532,663
Financial liabilities held for trading at fair value through profit or loss
Derivative financial instruments	3,702,576	—	—	244,756	—	472	23,047	—	—	—	—	3,970,851
Others	5,718	—	—	1,268	—	—	—	—	—	—	—	6,986
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Derivative contracts financial for hedging purposes	25,862	—	—	—	—	—	—	—	—	—	—	25,862
Financial liabilities at amortized cost
Current accounts and other demand deposits	12,934,415	74,080	—	2,446,337	—	45	53,005	44	1	—	27	15,507,954
Saving accounts and time deposits	8,741,874	1,624,021	—	1,632,376	—	—	452	—	—	—	—	11,998,723
Obligations by repurchase agreements and securities lending	213,330	—	—	11,591	—	—	—	—	—	—	—	224,921
Borrowings from financial institutions	4,348,433	—	42	865,976	—	—	10,830	—	—	6,783	60	5,232,124
Debt financial instruments issued	—	6,472,547	—	817,800	—	—	97,302	382,829	204,346	—	815,706	8,790,530
Other financial obligations	144,072	157	—	137,156	—	—	—	—	—	—	—	281,385
Lease liabilities	97,606	—	—	—	—	—	—	—	—	—	—	97,606
Financial instruments of regulatory capital issued	—	964,196	—	—	—	—	—	—	—	—	—	964,196
Provisions for contingencies	134,137	—	—	—	—	—	—	—	—	—	—	134,137
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	263,675	—	—	—	—	—	—	—	—	—	—	263,675
Special provisions for credit risk	703,615	—	2	15,083	—	—	551	—	12	116	—	719,379
Currents tax liabilities	238	—	—	—	—	—	—	—	—	—	—	238
Deferred tax liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	581,491	196,166	155	344,044	—	524	4,111	5	17	1	104	1,126,618
Liabilities included in disposal groups held for sale	—	—	—	—	—	—	—	—	—	—	—	—
TOTAL LIABILITIES	32,083,917	9,331,167	199	6,748,057	—	37,753	257,531	387,736	207,176	7,361	816,951	49,877,848

Mismatch of Financial Assets and Liabilities (*)	(3,228,141)	9,972,375	112,978	(676,254)	—	18,943	(28,196)	(358,466)	(186,578)	27,229	(801,741)	4,852,149

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

46.	Financial and Non-Financial Assets and Liabilities by Currency, continued:

As of December 31, 2021	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	1,134,433	—	—	2,473,380	—	10,837	32,929	26,764	5,068	17,683	12,640	3,713,734
Transactions in the course of collection	156,381	—	—	253,326	—	9,781	57,887	77	9,238		10	486,700
Financial assets held for trading at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments	2,529,244	—	—	161,547	—	294	14,391	—			20	2,705,496
Debt financial instruments	3,474,307	263,584	—	51	—	—	—	—	—	—	—	3,737,942
Others	138,740	—	—	13	—	—	—	—	—	—	—	138,753
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income
Debt financial instruments	2,590,509	460,038	—	4,262	—	—	—	—	—	—	—	3,054,809
Others	—	—	—	—	—	—	—	—	—	—	—	—
Derivative contracts financial for hedging purposes	277,802	—	—	—	—	—	—	—	—	—	—	277,802
Financial assets at amortized cost
Rights by resale agreements and securities lending	64,365	—	—	—	—	—	—	—	—	—	—	64,365
Debt financial instruments	324,555	515,189	—	—	—	—	—	—	—	—	—	839,744
Loans and advances to Banks	1,249,500	—	—	278,816	—	—	997	—	—	—	—	1,529,313
Loans to customers - Commercial	9,867,211	6,434,765	87,677	2,782,272	—	753	39,413	13	2,564	3,136	64	19,217,868
Loans to customers - Residential mortgage	6,476	10,309,445	—	—	—	—	—	—	—	—	—	10,315,921
Loans to customers - Consumer	3,863,597	62,839	—	51,643	—	—	—	—	—	—	—	3,978,079
Investments in other companies	52,732	—	—	22	—	—	3	—	—	—	—	52,757
Intangible assets	72,532	—	—	—	—	—		—	—	—	—	72,532
Property and equipment	222,320	—	—	—	—	—		—	—	—	—	222,320
Right-of-use assets	100,080	108	—	—	—	—	—	—	—	—	—	100,188
Current tax assets	846	—	—	—	—	—	—	—	—	—	—	846
Deferred tax assets	434,277	—	—	—	—	—	—	—	—	—	—	434,277
Other assets	472,425	14,763	1,113	306,456	—	30	672	—	—	—	2	795,461
Non-current assets and disposal groups held for sale	19,419	—	—	—	—	—	—	—	—	—	—	19,419
TOTAL ASSETS	27,051,751	18,060,731	88,790	6,311,788	—	21,695	146,292	26,854	16,870	20,819	12,736	51,758,326

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

46.	Financial and Non-Financial Assets and Liabilities by Currency, continued:

As of December 31, 2021	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Transactions in the course of payment	193,286	—	—	101,085	—	9,874	58,186	13	5,807	—	1,729	369,980
Financial liabilities held for trading at fair value through profit or loss
Derivative financial instruments	2,578,512	—	—	182,762	—	545	10,684	—	—	—	—	2,772,503
Others	2,324	—	—	7,286	—	—	—	—	—	—	—	9,610
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Derivative contracts financial for hedging purposes	696	—	—	—	—	—	—	—	—	—	—	696
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,824,044	57,181	—	3,317,788	—	54	50,755	42	1	1	15	18,249,881
Saving accounts and time deposits	6,709,197	906,019	—	1,188,028	—	—	469	—	—	—	—	8,803,713
Obligations by repurchase agreements and securities lending	85,347	—	—	52	—	—	—	—	—	—	—	85,399
Borrowings from financial institutions	4,348,460	—	11	507,081	—	11	2,677	—	412	3,136	77	4,861,865
Debt financial instruments issued	—	6,135,153	—	991,217	—	—	97,161	368,229	259,431	—	710,204	8,561,395
Other financial obligations	129,274	223	—	120,508	—	—	—	—	—	—	—	250,005
Lease liabilities	95,670	—	—	—	—	—	—	—	—	—	—	95,670
Financial instruments of regulatory capital issued	—	917,510	—	—	—	—	—	—	—	—	—	917,510
Provisions for contingencies	143,858	—	—	—	—	—	—	—	—	—	—	143,858
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	323,897	—	—	—	—	—	—	—	—	—	—	323,897
Special provisions for credit risk	601,574	—	—	—	—	—	—	—	—	—	—	601,574
Currents tax liabilities	113,129	—	—	—	—	—	—	—	—	—	—	113,129
Deferred tax liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	620,108	285,683	—	393,737	—	1	2,944	1	1	1,601	43	1,304,119
Liabilities included in disposal groups held for sale	—	—	—	—	—	—	—	—	—	—	—	—
TOTAL LIABILITIES	30,769,376	8,301,769	11	6,809,544	—	10,485	222,876	368,285	265,652	4,738	712,068	47,464,804

Mismatch of Financial Assets and Liabilities (*)	(3,289,690)	10,029,774	87,666	(410,497)	—	11,181	(74,315)	(341,430)	(248,781)	17,682	(699,291)	5,082,299

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth of its activity and that is aligned with its strategic objectives, in order to maximize value creation and guarantee its long-term solvency.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Board of Directors of Banco de Chile is responsible for establishing the policies, the risk appetite framework, the guidelines for the development, validation and monitoring of models. In like manner, it approves the provision models and pronounces annually on the sufficient provisions. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors.

The Bank’s Corporate Governance considers the active participation of the Board, either directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. These committees are described in the next paragraphs.

Risk Management is developed jointly by the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division, which constitute the corporate risk governance structure, who, by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. Additionally, the Wholesale Credit Risk Division has the Market Risk Management that performs the function of measuring, limiting, controlling and reporting said risk together with the definition of valuation and management standards for the Bank’s assets and liabilities.

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, the monitoring and validation of models are carried out by the respective Areas that deal with these matters, ensuring the independence of the function and across the organization.

This Division also has the Operational Risk and Business Continuity Management, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For purposes, the Operational Risk Management is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of our processes, as well as proposing continuous improvements to risk management, aligned with business objectives. In addition to the above, the Business Continuity Management aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization. Both in Operational Risk and in Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank’s global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is comprises by the Cybersecurity Engineering Management, the Cyber Defense Management and the Strategic Management Deputy Management. The Technological Risk Management and the Cybersecurity Assurance Deputy Management also constitute it, as control units. Numeral 5 of this Note describes the responsibilities of the indicated managers and deputy managers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(i) Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, review the proposal to the Board of Directors of the Risk Appetite Framework, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate ; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; review and approve the Comprehensive Risk Measurement in the area of market and liquidity risk; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, session monthly and is comprises by the Chairman of the Board, four Directors or Advisors to the Board, General Manager, Financial Management and Control Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and is comprises by the Chairman of the Board, regular and alternate directors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii) Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. Reviews and approves both the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk, ensuring their due approval by the Board of Directors. Defines the metrics that are part of the Risk Appetite Framework and their acceptable levels. Verifies the consistency of the credit risk policies of the subsidiaries in relation to those of the Bank, controls them globally and becomes aware of the credit risk management carried out by the subsidiaries. In general, know and analyze any relevant aspect in matters of Credit Risk in the portfolio of Banco de Chile.

The Portfolio Risk Committee meets monthly and is comprises by the Chairman of the Board, two regular and alternate Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager and Global Risk Control, Commercial Division Manager, Risk Management and Information Control Manager.

(iv) Technical Committee for the Supervision of Internal Models

The main function of the Committee is to provide a framework of methodological guidelines for the Development, Follow-up and Documentation of the mathematical models that are used in the massive segments for credit risk management, such as Management Models (Admission, Follow-up, Collection and Rating, among others) and the regulatory models (Capital and Provisions, specific for credit risk or additional, under local or international regulations), among others. The Committee may exceptionally evaluate alternative methodologies, other than those related to credit risk, at the request of its Chairman.

The Committee has the functions of defining the main criteria and guidelines to be used for the construction of new models; Review and approve methodologies associated with non-regulatory models (eg admission, collection), which must be submitted for the consideration of the Portfolio Risk Committee, so that it can rule on their ratification; In the case of regulatory models, the Technical Committee is limited to their review, leaving approval in the hands of the Portfolio Risk Committee and the Board of Directors. Establish minimum standards to monitor the quality of internal models. Establish the minimum standards to document the different areas related to the development, construction, monitoring, and operation of the models.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv) Technical Committee for the Supervision of Internal Models, continued:

In terms of its composition, it is comprises by the manager of the Retail Credit Risk and Global Risk Control Division, the managers of the Risk Monitoring, Studies and Management, People Business Development, Risk Models Areas, by the Deputy Managers of Retail Monitoring and Models, of Big Data and Regulatory Systems, of Validation of Risk Models, of Pre-approved Admission, of Regulatory Models, of Management and Infrastructure Models and of the Head of the Personnel Risk Department. The Committee meets monthly.

(v) Operational Risk Higher Committee

It is enforceable and is empowered to sanction the necessary changes in the processes, procedures, controls and computer systems that support the operation of the Bank, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks. Additionally, it must be aware of the operational risk management carried out by the subsidiary companies and reported in their respective Operational Risk Committee, including the issues of Information Security and Business Continuity. Likewise, know the corrective measures adopted in the event of deviations or contingency scenarios that could affect the subsidiaries and/or the Bank in this type of risk.

The Operational Risk Higher Committee is comprises by the Chairman of the Board, three Directors, regular or alternate, appointed by the Bank’s Board of Directors, General Manager, Retail Credit Risk Divisions and Global Risk Control Manager, Operations and Technology Division Manager, Commercial Division Manager, Cybersecurity Division Manager, Marketing and Digital Banking Division Manager and Operational Risk Manager. The Committee meets monthly and can be summoned in an extraordinary manner.

(vi) Operational Risk Committee

It is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is comprises by the Retail Credit Risk Divisions and Global Risk Control Manager, Financial Management and Control Division Manager, Cybersecurity Division Manager, Operational Risk Manager, Technological Risk Manager, Business Continuity Manager, Operations Area Manager, Planning and PMO Manager, Customer Area Manager, GG.EE. Group Manager, Customer Service Manager, Chief Attorney and Operational Risk Management Deputy Manager. The Committee session monthly and can be summoned extraordinarily.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(vii) Capital Management Committee

This committee meets quarterly and is comprised by two members of the Board of Directors; the General Manager; the Financial Management and Control Division Manager; the Wholesale Credit Risk Division Manager; the Retail Credit Risk and Global Risk Control Division Manager; and the Treasury and Capital Financial Control Area Manager. The Presidency of the Committee is in charge of a member of the board of directors. In case of absence of the Chairman, he is subrogated by the other member of the board of directors.

The Capital Management Committee’s main function is to monitor and supervise the capital management of the Bank and its subsidiaries, and ensure its compliance in accordance with the Corporate Capital Management Policy and related regulations, being responsible for: (i) review and update the Corporate Capital Management Policy, at least annually, (ii) review and update the complementary documentation associated with capital management, at least annually, (iii) ensure that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios, over a three-year horizon, (iv) review and validate, on an annual basis, the Capital Plan and propose an Internal Total or Regulatory Capital Objective for approval by the Board of Directors, (v) review the results of the Stress Tests, the Comprehensive Risk Measurement (MIR), the Risk Appetite Framework (“MAR”) and the Self-Assessment Report of the Total or Regulatory Capital, (vi) periodically monitor the different metrics defined for the Bank’s capital management, as well as the variables that affect those parameters, (vii) keep the Board of Directors informed of compliance with the capital plan, the Business and Capital MAR, as well as the evolution of the variables that affect capital management, (viii) propose the activation and supervise the execution of the Contingency Plans associated with possible breaches of the Business and Capital MAR, prior to its approval by the Board of Directors, as well as annually review updates to them, (ix) review the results of the validation of the models associated with capital management and quarterly monitor the status of the observations generated from the validations, (x) be aware of the results of the internal control evaluation of the Capital Self-Assessment Process, prior to the issuance of the Total or Regulatory Capital Self-Assessment Report.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this, there are specific guidelines for the development of provision management models (admission, campaigns, collection) both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS 9 and stress tests; these guidelines and the models developed are approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

The individual evaluation mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

The group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

During the year 2021, the Bank maintained prudential adjustments to the provisioning models made in the previous year, in particular to its Probability of Default (PD) parameters, following a conservative and prospective approach in this regard. Also, in December 2021 a new update of the parameters of the internal models of provisions was carried out.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology, continued:

Banco de Chile has additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

In this context, during 2021 and 2022 the Bank has constituted additional provisions taking into account various prospective analyzes regarding the impacts derived from the pandemic, among them: effects of the measures adopted by local and global health authorities for its mitigation, expectations of deterioration of the cycle and local macroeconomic projections of variables such as unemployment and economic growth.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, it has incorporated the new calculations of Risk-Weighted Assets and stress tests in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

Along with the above, the Bank annually reviews and updates its Risk Appetite Framework, through which it is possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework, which allow it to constantly monitor the performance of different indicators and implement timely corrective actions, in the event that are required. The result of these activities is part of the annual self-assessment report of effective equity that is reported to the CMF.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Likewise, it continuously manages risk knowledge, from a comprehensive approach, in order to contribute to the business and anticipate threats that could damage the solvency, quality of the portfolio, permeating a unique risk culture towards the Corporation.

The foregoing has the permanent challenge of establishing a risk management framework for the different business segments served by the Bank, responding to regulatory requirements and commercial dynamism, being part of the digital transformation, and contributing from the perspective of risks to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval process efficiently and proactively.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

In this respect, the Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin. That they also alert possible business opportunities with those that present a better payments quality and behavior.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

3.	To develop credit risk modeling guidelines, both in regulatory aspects (provisions, capital, stress tests) and management (admission, management, collection), for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the years 2021 and 2022 the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments and products.

Within the framework of risk management, during 2022, a permanent and focused monitoring of the portfolios and the results of the temporary measures implemented in the context of the pandemic, such as rescheduling, Fogape Covid, Fogape Reactivation and deferment of mortgage loan payments.

For the development and strengthening of a risk culture in the Bank, the training and education of executives is promoted, diffusing risk knowledge from a comprehensive perspective.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segments:

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank’s risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Model Area, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Validation Area and presented to the corresponding government bodies, such as the “Technical Committee for the Supervision and Development of Internal Models”, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment.

This Area also ensures that the different strategies executed meet the risk quality objectives that determined their implementation. Additionally, through the model monitoring function, they monitor the risk models, ensuring compliance with the defined standards to ensure their predictive and discriminating power, identifying the possible associated risks.

−	Models Validation Area, is responsible for performs an independent review of the risk models, both in the construction and implementation stages. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, methodological and parametric analysis, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segments, continued:

−	Collection Area performs a cross-collection management in the Bank and centralizes recovery management in retail segments through Socofin, Bank’s subsidiary. Define refinancing criteria and payment agreements with customers, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies.

(b)	Wholesale Segments:

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial capacity with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs, together with the Wholesale Credit Risk Division, establish action plans for their regularization. In those more complex cases where specialized management is required, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of June 30, 2022 and December 31, 2021, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of June 30, 2022:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,744,518	827,494	—	114,205	2,686,217

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	583,552	64	—	471,641	1,055,257
Swaps (**)	2,412,746	41,814	—	287,772	2,742,332
Call Options	10,912	—	—	—	10,912
Put Options	56	—	—	—	56
Futures	—	—	—	—	—
Subtotal	3,007,266	41,878	—	759,413	3,808,557

Debt Financial Instruments
From the Chilean Government and Central Bank	2,957,454	—	—	—	2,957,454
Other debt financial instruments issued in Chile	334,772	—	—	—	334,772
Financial debt instruments issued Abroad	—	—	—	—	—
Subtotal	3,292,226	—	—	—	3,292,226

Others Financial Instruments	9,047	—	—	—	9,047
Subtotal	9,047	—	—	—	9,047

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,452,264	—	—	—	2,452,264
Other debt financial instruments issued in Chile	1,195,536	—	—	—	1,195,536
Financial debt instruments issued Abroad	—	26,772	—	—	26,772
Subtotal	3,647,800	26,772	—	—	3,674,572

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—
Swaps	14,526	55,689	—	91,303	161,518
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	14,526	55,689	—	91,303	161,518

Financial assets at amortized cost
Rights by resale agreements and securities lending	27,850	—	—	—	27,850

Debt Financial Instruments
From the Chilean Government and Central Bank	871,719	—	—	—	871,719
Subtotal	871,719	—	—	—	871,719

Loans and advances to Banks
Central Bank of Chile	2,000,000	—	—	—	2,000,000
Domestic banks	—	—	—	—	—
Foreign banks	—	—	194,799	151,082	345,881
Subtotal	2,000,000	—	194,799	151,082	2,345,881

Loans to Customers, Net
Commercial loans	20,253,670	—	—	43,641	20,297,311
Residential mortgage loans	10,834,312	—	—	—	10,834,312
Consumer loans	4,592,466	—	—	—	4,592,466
Subtotal	35,680,448	—	—	43,641	35,724,089

(*)	Others includes England Ch$280,286 million, France Ch$110,826 million and Spain Ch$35,340 million.

(**)	Others includes England Ch$225,992 million, France Ch$15,709 million and Spain Ch$46,071 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

	Central Bank of Chile	Government	Retail (Individuals	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	627,250	—	—	2,058,967	—	—	—	—	—	—	—	—	—	—	2,686,217

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	756,114	7,067	12,349	1,240	10,194	8,398	3	11	628	229,140	30,113	1,055,257
Swaps	—	—	—	2,617,228	667	22,481	—	8,868	22,167	7,235	450	5,658	25,137	32,441	2,742,332
Call Options	—	—	—	1,724	4,224	1,290	—	—	585	48	—	2,928	113	—	10,912
Put Options	—	—	—	26	18	12	—	—	—	—	—	—	—	—	56
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	3,375,092	11,976	36,132	1,240	19,062	31,150	7,286	461	9,214	254,390	62,554	3,808,557

Debt Financial Instruments
From the Chilean Government and Central Bank	2,892,123	65,331	—	—	—	—	—	—	—	—	—	—	—	—	2,957,454
Other debt financial instruments issued in Chile	—	—	—	334,772	—	—	—	—	—	—	—	—	—	—	334,772
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,892,123	65,331	—	334,772	—	—	—	—	—	—	—	—	—	—	3,292,226

Others Financial Instruments	—	—	—	9,047	—	—	—	—	—	—	—	—	—	—	9,047
Subtotal	—	—	—	9,047	—	—	—	—	—	—	—	—	—	—	9,047

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	2,452,264	—	—	—	—	—	—	—	—	—	—	—	—	2,452,264
Other debt financial instruments issued in Chile	—	—	—	1,176,306	—	—	—	5,591	—	—	5,314	4,920	—	3,405	1,195,536
Financial debt instruments issued Abroad	—	—	—	26,772	—	—	—	—	—	—	—	—	—	—	26,772
Subtotal	—	2,452,264	—	1,203,078	—	—	—	5,591	—	—	5,314	4,920	—	3,405	3,674,572

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	161,518	—	—	—	—	—	—	—	—	—	—	161,518
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	161,518	—	—	—	—	—	—	—	—	—	—	161,518

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	75	27,013	426	—	—	—	—	—	—	15	—	321	27,850

Debt financial instruments
From the Chilean Government and Central Bank	—	871,719	—	—	—	—	—	—	—	—	—	—	—	—	871,719
Subtotal	—	871,719	—	—	—	—	—	—	—	—	—	—	—	—	871,719

Loans and advances to Banks
Central Bank of Chile	2,000,000	—	—	—	—	—	—	—	—	—	—	—	—	—	2,000,000
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	345,881	—	—	—	—	—	—	—	—	—	—	345,881
Subtotal	2,000,000	—	—	345,881	—	—	—	—	—	—	—	—	—	—	2,345,881

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2021:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	2,748,930	897,881	8	66,915	3,713,734

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards	585,463	90,461	—	66,621	742,545
Swaps	1,113,136	256,829	—	588,278	1,958,243
Call Options	4,509	—	—	—	4,509
Put Options	199	—	—	—	199
Futures	—	—	—	—	—
Subtotal	1,703,307	347,290	—	654,899	2,705,496

Debt Financial Instruments
From the Chilean Government and Central Bank	3,472,122	—	—	—	3,472,122
Other debt financial instruments issued in Chile	265,820	—	—	—	265,820
Financial debt instruments issued Abroad	—	—	—	—	—
Subtotal	3,737,942	—	—	—	3,737,942

Others Financial Instruments	138,753	—	—	—	138,753
Subtotal	138,753	—	—	—	138,753

Financial Assets at fair value through Other Comprehensive Income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,488,850	—	—	—	2,488,850
Other debt financial instruments issued in Chile	565,959	—	—	—	565,959
Financial debt instruments issued Abroad	—	—	—	—	—
Subtotal	3,054,809	—	—	—	3,054,809

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—
Swaps	16,374	79,904	—	181,524	277,802
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	16,374	79,904	—	181,524	277,802

Financial assets at amortized cost
Rights by resale agreements and securities lending	64,365	—	—	—	64,365

Debt Financial Instruments
From the Chilean Government and Central Bank	839,744	—	—	—	839,744
Subtotal	839,744	—	—	—	839,744

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	1,090,000
Domestic banks	160,018	—	—	—	160,018
Foreign banks	—	—	141,249	138,565	279,814
Subtotal	1,250,018	—	141,249	138,565	1,529,832

Loans to Customers, Net
Commercial loans	19,621,038	—	—	13,718	19,634,756
Residential mortgage loans	10,346,652	—	—	—	10,346,652
Consumer loans	4,248,709	—	—	—	4,248,709
Subtotal	34,216,399	—	—	13,718	34,230,117

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

	Central Bank of Chile	Government	Retail (Individuals	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	1,545,472	—	—-	2,168,262	—	—	—	—	—	—	—	—	—	—	3,713,734

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	521,735	3,685	18,806	1,343	12,623	4,873	—	—	247	—	179,233	742,545
Swaps	—	—	—	1,870,975	342	3,444	2	8,129	17,815	5,409	11,516	3,098	—	37,513	1,958,243
Call Options	—	—	—	251	3,595	474	—	—	80	109	—	—	—	—	4,509
Put Options	—	—	—	21	178	—	—	—	—	—	—	—	—	—	199
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,392,982	7,800	22,724	1,345	20,752	22,768	5,518	11,516	3,345	—	216,746	2,705,496

Debt Financial Instruments
From the Chilean Government and Central Bank	3,287,111	162,433	—	22,578	—	—	—	—	—	—	—	—	—	—	3,472,122
Other debt financial instruments issued in Chile	—	—	—	265,820	—	—	—	—	—	—	—	—	—	—	265,820
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,287,111	162,433	—	288,398	—	—	—	—	—	—	—	—	—	—	3,737,942

Others Financial Instruments	—	—	—	138,753	—	—	—	—	—	—	—	—	—	—	138,753
Subtotal	—	—	—	138,753	—	—	—	—	—	—	—	—	—	—	138,753

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	102	2,488,748	—	—	—	—	—	—	—	—	—	—	—	—	2,488,850
Other debt financial instruments issued in Chile	—	—	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	565,959
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	102	2,488,748	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	3,054,809

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	277,802	—	—	—	—	—	—	—	—	—	—	277,802
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	277,802	—	—	—	—	—	—	—	—	—	—	277,802

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	232	62,030	1,327	—	—	—	—	—	—	13	—	763	64,365

Debt financial instruments
From the Chilean Government and Central Bank	—	839,744	—	—	—	—	—	—	—	—	—	—	—	—	839,744
Subtotal	—	839,744	—	—	—	—	—	—	—	—	—	—	—	—	839,744

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	—	—	—	—	—	—	—	—	—	—	1,090,000
Domestic banks	—	—	—	160,018	—	—	—	—	—	—	—	—	—	—	160,018
Foreign banks	—	—	—	279,814	—	—	—	—	—	—	—	—	—	—	279,814
Subtotal	1,090,000	—	—	439,832	—	—	—	—	—	—	—	—	—	—	1,529,832

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 242,797 collateral assets as of June 30, 2022 (242,870 in December 2021), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
June 2022	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,379,353	3,828,400	173,085	601,455	10,763	4,613,703
Small Business Lending	4,917,958	3,284,789	21,930	12,897	—	3,319,616
Consumer Lending	4,592,466	353,958	720	3,011	—	357,689
Mortgage Lending	10,834,312	9,482,659	114	266	—	9,483,039
Total	35,724,089	16,949,806	195,849	617,629	10,763	17,774,047

		Guarantee
December 2021	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	14,599,427	3,392,760	149,892	508,711	4,451	4,055,814
Small Business Lending	5,035,329	3,124,172	26,310	12,898	—	3,163,380
Consumer Lending	4,248,709	317,215	622	2,498	—	320,335
Mortgage Lending	10,346,652	8,730,747	96	196	—	8,731,039
Total	34,230,117	15,564,894	176,920	524,303	4,451	16,270,568

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of June 30, 2022 and December 31, 2021 amounted Ch$100,069 million and Ch$28,189 million, respectively.

The value guarantees related to past due loans but no impaired as of June 30, 2022 and December 31, 2021 amounted Ch$279,616 million and Ch$177,169 million respectively.

(e)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note No. 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$
June 2022	658,299	116,104	33,305	—
December 2021	474,092	70,188	21,965	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(e)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$14,904 million and Ch$12,583 million as of June 30, 2022 and December 31, 2021, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(f)	Renegotiated Assets:

The loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	June	December
Financial Assets	2022	2021
	MCh$	MCh$
Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	359,008	331,127
Residential mortgage loans	245,038	243,684
Consumer loans	296,874	361,015
Subtotal	900,920	935,826
Total renegotiated financial assets	900,920	935,826

(g)	Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	June 2022	December 2021
	MCh$	MCh$

Total related debt	963,513	798,419
Consolidated Total or Regulatory Capital	5,995,698	5,634,345
Limit used %	16.00%	14.17%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of MAR within 2022 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 - 30 days	1 - 90 days	1 - 30 days	1 - 90 days

Maximum	1,197	2,962	695	1,654
Minimum	-1,726	1,467	-896	27
Average	-352	2,067	-91	757

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2022 is illustrated below:

Cross Currency Funding MMUS$

Maximum	3,378
Minimum	2,059
Average	2,551

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2022 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	214%	101%	68%
Minimum	174%	93%	65%
Average	193%	99%	67%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items:	1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index Informative
All Currencies balance sheet items:	1-90 days C46 index Informative

The use of this index in the period 2022 is illustrated below:

	Adjusted C46 All CCYs as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.13	(0.03)	0.23
Minimum	(0.26)	(0.35)	0.07
Average	(0.02)	(0.18)	0.18
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term mismatches are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF JUNE 30, 2022 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,728,652	11,424,197	12,363,990	15,544,536
Cash flow payable (liabilities) and expenses	20,287,955	22,355,019	25,504,727	27,903,405
Mismatch	10,559,303	10,930,822	13,140,738	12,358,869

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,850,022	2,012,646	2,132,373	2,659,973
Cash flow payable (liabilities) and expenses	3,493,207	3,810,889	4,211,853	4,716,345
Mismatch	1,643,184	1,798,242	2,079,481	2,056,372

Limits:
One time capital			4,426,496
AVAILABLE MARGIN			2,347,015	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$2,347,015,055,368

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF JUNE 30, 2022 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,457,043	10,919,252	11,467,523	13,624,924
Cash flow payable (liabilities) and expenses	9,692,813	10,474,724	11,737,418	13,029,871
Mismatch	235,770	(444,527)	269,895	(595,054)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,773,934	1,866,338	1,818,534	1,991,962
Cash flow payable (liabilities) and expenses	2,288,544	2,521,545	2,810,929	3,248,262
Mismatch	514,610	655,207	992,395	1,256,300

Limits:
One time capital			4,426,496
AVAILABLE MARGIN			3,434,101	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,434,100,793,793

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF JUNE 30, 2022 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	10,340,892	12,038,997	12,984,792	16,180,532
Cash flow payable (liabilities) and expenses	20,764,445	22,835,062	25,985,232	28,383,910
Mismatch	10,423,554	10,796,066	13,000,440	12,203,377

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,850,540	2,013,197	2,132,923	2,660,681
Cash flow payable (liabilities) and expenses	3,493,207	3,810,889	4,212,315	4,716,807
Mismatch	1,642,667	1,797,692	2,079,392	2,056,126

Limits:
One time capital			4,426,496
AVAILABLE MARGIN			2,347,103	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$2,347,103,340,713

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF JUNE 30, 2022 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	10,069,283	11,534,051	12,088,325	14,260,921
Cash flow payable (liabilities) and expenses	10,169,304	10,954,767	12,217,922	13,510,375
Mismatch	100,021	(579,284)	129,597	(750,546)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,774,452	1,866,888	1,819,084	1,992,670
Cash flow payable (liabilities) and expenses	2,288,544	2,521,545	2,811,391	3,248,724
Mismatch	514,092	654,657	992,307	1,256,054

Limits:
One time capital			4,426,496
AVAILABLE MARGIN			3,434,189	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,434,189,079,134

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of June 30, 2022, values in MMM$

Source: Financial Statements Banco de Chile as of June 30, 2022

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, its phase-in was accelerated, increasing the minimum level required to 100%, while for the second, the requirement of the limit began at 60%. The evolution of the LCR and NSFR metrics during the year 2022 are shown below:

	LCR		NSFR

Maximum	4.10		1.35
Minimum	3.18		1.29
Average	3.60		1.32
Regulatory Limit	1.0	(*)	0.6	(**)

(*)	Valid value from June 1, 2022.

(**)	Effective value from June 1, 2022, which will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to June 2022 and 2021, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of June 30, 2022
Transactions in the course of payment	532,663	—	—	—	—	—	532,663
Full delivery derivative transactions	503,521	458,625	3,210,230	1,897,096	968,533	2,165,538	9,203,543
Financial liabilities at amortized cost
Current accounts and other demand deposits	15,507,954	—	—	—	—	—	15,507,954
Saving accounts and time deposits	8,516,488	1,998,609	1,449,194	121,983	1,195	580	12,088,049
Obligations by repurchase agreements and securities lending	227,279	—	56	—	—	—	227,335
Borrowings from financial institutions	49,092	26,614	514,224	4,634,465	—	—	5,224,395
Debt financial instruments issued (all currencies)	12,839	323,586	1,002,276	2,331,130	2,299,223	3,882,310	9,851,364
Other financial obligations	280,898	40	129	109	—	—	281,176
Financial instruments of regulatory capital issued (subordinated bonds)	2,704	1,574	48,620	89,221	83,127	1,089,644	1,314,890
Total (excluding non-delivery derivative transactions)	25,633,438	2,809,048	6,224,729	9,074,004	3,352,078	7,138,072	54,231,369

Non-delivery derivative transactions	512,589	1,052,788	2,399,761	1,125,157	943,276	2,373,165	8,406,736

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Transactions in the course of payment	460,490	—	—	—	—	—	460,490
Full delivery derivative transactions	434,113	469,349	2,603,467	1,645,489	968,078	1,761,581	7,882,077
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,542,791	—	—	—	—	—	18,542,791
Saving accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Obligations by repurchase agreements and securities lending	88,433	—	52	—	—	—	88,485
Borrowings from financial institutions	67,813	1,259,167	18,344	3,515,979	—	—	4,861,303
Debt financial instruments issued (all currencies)	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177
Other financial obligations	273,394	50	183	183	—	—	273,810
Total (excluding non-delivery derivative transactions)	26,987,828	3,873,181	3,946,498	7,587,109	3,073,916	6,600,891	52,069,423

Non-delivery derivative transactions	271,193	586,231	2,602,915	1,030,628	669,796	2,145,008	7,305,771

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Accrual Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2022 is illustrated below:

Value-at-Risk 99% one-day confidence level
MCh$
Maximum	1,700
Minimum	640
Average	1,130

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2022 is illustrated below::

12- months Earnings-at-Risk 99% confidence level 3 months closing period
MCh$
Maximum	237,932
Minimum	179,379
Average	213,420

The regulatory risk measurement for the Trading Book (APRM report, from the spanish Activos Ponderados por Riesgo Mercado) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

In addition to the above, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of June 30, 2022
Cash and due from banks	2,666,227	—	—	—	—	—	2,666,227
Transactions in the course of collection	612,310	—	—	—	—	—	612,310
Financial assets at fair value through other comprehensive income
Debt financial instruments	458,900	111,667	2,091,498	633,002	179,153	205,296	3,679,516
Derivative financial instruments for hedging purposes	1,277	12,222	117,853	457,025	377,602	1,505,939	2,471,918
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,580	10,986	55,026	438,462	451,818	964,872
Loans and advances to Banks	2,052,616	5,278	293,660	—	—	—	2,351,554
Loans to customers, net	4,264,149	3,402,289	7,282,766	9,061,774	4,953,435	12,434,148	41,398,561
Total Assets	10,055,479	3,540,036	9,796,763	10,206,827	5,948,652	14,597,201	54,144,958

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2021
Cash and due from banks	3,579,634	—	—	—	—	—	3,579,634
Transactions in the course of collection	446,603	—	—	—	—	—	446,603
Financial assets at fair value through other comprehensive income
Debt financial instruments	95,585	488,919	1,479,321	619,044	169,289	208,507	3,060,665
Derivative financial instruments for hedging purposes	64	2,163	69,192	500,218	198,926	1,669,980	2,440,543
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,334	10,740	38,148	431,285	450,200	938,707
Loans and advances to Banks	1,366,378	81,164	81,800	—	—	—	1,529,342
Loans to customers, net	2,529,601	2,676,130	7,226,224	9,018,799	4,798,188	11,955,962	38,204,904
Total Assets	8,017,865	3,256,710	8,867,277	10,176,209	5,597,688	14,284,649	50,200,398

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of June 30, 2022
Transactions in the course of payment	514,217	—	—	—	—	—	514,217
Derivative Financial Instruments for hedging purposes	1,350	5,316	88,084	377,835	338,179	1,585,593	2,396,357
Financial liabilities at amortized cost
Current accounts and other demand deposits	15,583,552	—	—	—	—	—	15,583,552
Saving accounts and time deposits	8,516,488	1,998,609	1,449,194	121,983	1,195	580	12,088,049
Obligations by repurchase agreements and securities lending	18,787	—	—	—	—	—	18,787
Borrowings from financial institutions	49,092	26,614	514,224	4,634,465	—	—	5,224,395
Debt financial instruments issued (*)	12,839	323,586	1,002,276	2,331,130	2,299,223	3,882,310	9,851,364
Financial instruments of regulatory capital issued (subordinated bonds)	2,704	1,574	48,620	89,221	83,127	1,089,644	1,314,890
Other liabilities	280,898	40	129	109	—	—	281,176
Total liabilities	24,979,927	2,355,739	3,102,527	7,554,743	2,721,724	6,558,127	47,272,787

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Transactions in the course of payment	333,431	—	—	—	—	—	333,431
Derivative Financial Instruments for hedging purposes	538	979	62,220	407,960	167,805	1,401,836	2,041,338
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,611,880	—	—	—	—	—	18,611,880
Saving accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Obligations by repurchase agreements and securities lending	351	—	—	—	—	—	351
Borrowings from financial institutions	63,611	1,259,167	18,344	3,515,979	—	—	4,857,101
Debt financial instruments issued (*)	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177
Other liabilities	273,394	50	183	183	—	—	273,810
Total liabilities	26,403,999	3,404,811	1,405,199	6,349,580	2,273,643	6,241,146	46,078,378

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(c)	Price Risk, continued:

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario

Trading Book

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	(11)	87	62	(53)	3	110
Greater than 1 year	8	62	47	98	6	27

bps = basis points

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of June 30, 2022, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact

Trading Book

(MCh$)

CLP Interest Rate		(1,564)
Derivatives	(216)
Debt instruments	(1,348)
CLF Interest Rate		(6,130)
Derivatives	(1,562)
Debt instruments	(4,568)
Interest rate USD offshore		(30)
Domestic/offshore interest rate spread USD		(1,601)
Banking spread		(119)
Total Interest rates		(9,444)
Total FX and FX Options		(10)
Total		(9,454)

The modeled scenario would generate losses in the Trading Book for approximately Ch$9,454 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Accrual Book as of June 30, 2022, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue

Accrual Book

(MCh$)

Impact by Base Interest Rate shocks	(498,667)
Impact due to Spreads Shocks	(12,701)
Higher / (Lower) Net revenues	(511,368)

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario

FVOCI Portfolio

	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	78	218	21	(45)
Greater than 1 year	184	227	12	(8)

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of June 30, 2022, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact

FVOCI portfolio

(MCh$)

CLP Debt Instrument	(43,672)
CLF Debt Instrument	(65,112)
Interest rate USD offshore	(195)
Domestic/offshore interest rate spread USD	—
Banking spread	(2,400)
Corporative spread	570
Total	(110,809)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for approximately Ch$110,809.

The main negative impact on the Trading Book would occur as a result of an increase in interest rates in CLF over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates on debt instruments in both CLP and CLF. For its part, the lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp decline in inflation and nominal rates.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

a)	Libor transition project:

As a consequence of the decisions made by the Financial Conduct Authority (FCA) of the United Kingdom and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, since 12-31-2021 Libor rates in currencies other than US$ are no longer published, as of 06-30-2023 Libor in US$ is no longer published and as of 01-01-2022 new Libor-based operations are no longer processed. Only US$ Libor may be used in contracts in force as of 12-31-2021 and until the last date of publication of this.

Because of this, since 2020 the Bank has been enabling and implementing, in its different dimensions, the new risk-free reference rates (“RFR”) for carrying out operations in foreign currency as of 01-01-2022.

The process has been structured in 5 phases:

●	1st phase

-	Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.

-	Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.

-	Review of the documents published by the ARRC with its recommendations.

●	2nd phase

-	Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

●	3rd phase

-	Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)

-	Implementation of the RFR in the Bank’s systems

●	4th phase

-	Carrying out tests of course of financial operations to review the correct accrual of the new RFR.

-	Preparation of documentation with the RFR.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

a)	Libor transition project, continued:

These phases were successfully completed at the end of 2021 and since the beginning of 2022 the Bank is already operating with the new RFRs.

●	5th phase, currently in process:

-	Renegotiation of contracts with impacted clients

Current portfolio affected by the transition process of the libor rate with maturity after June 30, 2023:

●	Credit operations in US$ of Foreign Trade, Commercial Credits and Leasing contracts:

○	USD 697 million equivalent to 1.5% of the total portfolio of direct loans of Banco de Chile.

●	Derivative contracts portfolio

○	Assets USD 11,843 million
○	Liabilities USD 11,633 million

b)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	3,970,075	2,983,298	(1,600,633)	(1,259,233)	(1,426,995)	(782,776)	(258,874)	(327,840)	683,573	613,449

Derivative financial liabilities	3,996,713	2,773,199	(1,600,633)	(1,259,233)	(1,426,995)	(782,776)	(327,752)	(275,191)	641,333	455,999

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(5)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank’s collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Retail Credit Risk and Global Risk Control Division administer the management of this risk, through the establishment of an Operational Risk Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management framework that considers the identification, evaluation, control, mitigation, monitoring and reporting of these risks. This comprehensive management considers the execution of a series of structured activities in the following fields of action:

−	Process Evaluation: Its objective is to identify, evaluate and monitor the risks and controls associated with the Bank’s processes, together with analyzing and determining the acceptable risk levels and mitigation actions to be applied in the event of deviation from these levels, allowing the maintenance of an adequate control environment over the operational risks.

−	Management of Events and Operational Losses: consists of identifying, analyzing, controlling and reporting the operational losses generated by the different areas, maintaining a consolidated base that allows comprehensive management of the different areas of Operational Risk. On the other hand, those significant Operational Risk events, whether or not they constitute losses, are analyzed, controlled and reported to the defined government instances, with the aim of preventing their recurrence, ensuring the correct execution of the processes and promoting measures mitigants that ensure an adequate control environment.

−	Fraud Management: this field considers the permanent analysis of information (both internal and external), in order to identify sources of risk and analyze their different behaviors, which allows defining and promoting various mitigation actions, seeking to improve security for our clients and reduce the economic losses associated with this concept. To ensure adequate mitigation of these risks, the Bank has established a fraud management and prevention model, which includes: a governance structure, roles and responsibilities of the different areas involved and a definition of the processes that are part of the management of these risks.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Operational risk assessment for projects: the Bank is constantly working on the development of projects, including from the creation of new products and services, large technological implementations to operational changes in its processes. The implementation of these projects may lead to the appearance of new risks that must be correctly mitigated prior to their implementation, through the design of robust controls. For this, there is a methodological framework and specific tools that allow carrying out an evaluation of the different risks and controls, establishing a general level of exposure to operational risk, and determining mitigation actions in cases where it is necessary.

−	Supplier management: its objective is to identify, manage and monitor the risks that may arise from the outsourcing of services. For this, the Bank has a governance framework, a regulatory framework and a supplier management model that considers an analysis of the criticality and risk associated with the contracted services and an evaluation and monitoring scheme with a special focus on those considered relevant or critical to the entity.

−	Operational Risk Capital Management: Its objective is to comply with regulatory requirements, cover the material risks to which the Bank is exposed, including the evaluation of stress scenarios due to Operational Risk, maintaining consistency with strategic plans.

−	Operational risk culture: with the aim of building a solid culture of operational risk management throughout the corporation and promoting the importance and responsibility of each of the employees in this area, the Bank has established an annual training process and dissemination that considers the different areas of Operational Risk management.

−	Risk appetite: considers the periodic control and monitoring of the level of risk appetite for Operational Risk, based on the defined metrics and thresholds.

The combination of all the areas previously indicated, together with the regulatory framework and the corresponding governance structure, constitute the comprehensive management of Operational Risk. This management focuses on the identification of the root cause of the risks to prevent their occurrence and the mitigation of their possible consequences.

Each of the areas can give rise to the definition of action plans or indicators that allow adequate monitoring of each risk.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of June 30, 2022 and 2021:

	June 2022			June 2021
Category	Lost Gross	Recoveries	Lost Net	Lost Gross	Recoveries	Lost Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	56	—	56	—	—	—
External fraud	6,333	(2,529)	3,804	4,170	(1,987)	2,183
Work practices and safety in the business position	627	(3)	624	226	—	226
Customers, products and business practices	297	—	297	48	—	48
Damage to physical assets	143	(1)	142	402	(131)	271
Business interruption and system failures	91	—	91	81	(15)	66
Execution, delivery and process management	1,642	(275)	1,367	1,085	(26)	1,059
Total	9,189	(2,808)	6,381	6,012	(2,159)	3,853

Business Continuity

The Bank has a Business Continuity Management (BCM), which is in charge of the Business Continuity Management, responsible for managing and supervising the application of the policies, rules and procedures of each of these areas within the Bank and Subsidiaries.

In addition to the above, the Business Continuity Management aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization, in addition to establishing general guidelines to ensure the safety of employees, protect the organization’s assets against catastrophic scenarios, maintain and update the necessary documentation and carry out training associated with this matter.

That is why Business Continuity has methodologies and controls that contribute to the application of the management model within the corporation, mainly represented in the following management areas:

−	Document management: consists of submitting the documentation that supports Business Continuity to methodological updating processes, with the aim of keeping the strategy implemented in the Bank current under the BCM (Business Continuity Management) guidelines. The documents managed are, Business Continuity Policy, Business Continuity Standards, Business Continuity Testing Standard, Crisis Management Manual, Continuity Plans and Technological Recovery Procedures.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Business continuity tests: refers to simulations of contingencies scheduled annually and that address the different risk scenarios defined for the Bank in the operational and technological fields (Failure in the Technological Infrastructure, Failure in the Physical Infrastructure, Mass Absence of Personnel, Critical Provider Service Failure and Cybersecurity). These tests allow us to keep the critical staff that operates the payment chain trained, verify and maintain the effectiveness of the Business Continuity model, under the defined procedures that support the Bank’s critical products and services.

−	Crisis management: internal Bank process that maintains and trains the main executive roles associated with the Crisis Groups in conjunction with the main strategic recovery processes and the structures defined in the BCM model. In such a way to maintain validity and constantly strengthen the different areas necessary for the preparation, execution and monitoring, which will allow facing crisis events in the Bank.

−	Management with critical suppliers: constitutes the management, control and testing of the Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the established risk scenarios and with the direct relation to the contracted service. Likewise, there is an integration and participation of the Suppliers Operating Committee.

−	Alternate sites: contemplates the management and control of secondary physical locations for the critical units of the Bank, to continue the operation in case of failure in the main work location. The objective is to protect and maintain the validity of the technological and operational functionalities of the alternative sites, to reduce recovery times in the event of a crisis and that the activation be effective when their use is required.

−	Relationship with subsidiaries: consists of the permanent control, management and leveling of the compliance of subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity management. Safeguarding the homologation of Policies, Continuity Plans, Procedures and Standards established in the Bank.

−	Complements to internal and management processes: considers the application of continuous improvement, automation and adaptation of the resources used in the internal processes of the business continuity model, with the aim of improving response times before the delivery and analysis of information in contingencies, complementing the processes managed by the BCM.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Internal control activities: Includes the performance of activities of the global and comprehensive management of BCM, in the field of compliance with both internal and external regulators. In the same way, the permanent participation and presence in the different Boards/Committees established within the government and management of the Bank.

The global integration of all the areas previously mentioned, together with the regulatory framework and the corresponding governance structure, constitute the integral management of the business continuity model or BCM of Banco de Chile.

Cybersecurity

The Cyber Defense Management is responsible for safeguarding information assets through the detection, response and containment of threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the bank’s operations. The Engineering Department is in charge of defining, implementing and maximizing existing protection technologies against cyber threats, and defining and maintaining the security architecture. The Technological Risk Management is responsible for identifying, evaluating, treating and reporting information security, technological and cybersecurity risks, this includes the management of technological risks in the Bank’s projects. The Strategic Management Deputy Manager is responsible for defining and managing the Cybersecurity Project Plan in line with the Bank’s Strategic Plan, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. Finally, the Assurance Deputy Manager is responsible for reviewing compliance with the Strategic Plan, the policies, procedures and the regulatory framework regarding cybersecurity. Also to develop and implement the Cybersecurity Awareness Program.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements	and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of an internal objective, which supports both the business strategy in normal scenarios, as well as stress scenarios in the short and medium terms, thus ensuring compliance with regulatory requirements, overage of its risks, a solid credit classification and the generation of adequate capital clearances. During 2022, the Bank has comfortably met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts and limits, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2022, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework.

The Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments. The adequacy of the Bank’s capital is monitored using, among other measures, the indices and rules established by the CMF, as well as the alerts and internal limits that the Capital Management Committee and board of directors have defined for such purposes.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with capital buffers, such as the conservation buffer, the systemically important buffer, the countercyclical buffer and/or capital charges by pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adequacy of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria to determine additional capital requirements for banks with deficiencies identified in the supervision process (Pillar 2), among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks and repeal of the requirements of article 35 of the LGB, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters.

Below are indicators applicable as of December 1, 2021:

	Total assets, risk-weighted assets and components of the effective equity according to Basel III	Local and Overall consolidated June-2022	Local and Overall consolidated Dec-2021
Item No.	Item description	MCh$	MCh$

1	Total assets according to the statement of financial position	54,304,343	51,702,439
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	127,595	61,953
4	Derivative credit equivalents	1,854,590	1,782,784
4.1	Financial derivative contracts	3,970,075	2,983,299
5	Contingent loans	2,867,030	2,612,170
6	Assets generated by the intermediation of financial instruments	—	—
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	54,928,293	53,052,141
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	29,698,048	28,280,605
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,411,669	1,342,767
10	Operational risk weighted assets (ORWA)	3,291,750	2,946,980
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	34,401,467	32,570,352
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	34,401,467	32,570,352
12	Owner’s equity	4,426,494	4,223,013
13	Non-controlling interest	1	1
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	4,426,495	4,223,014
17	Additional deductions to core tier 1 capital, other than item 2	—	—
18	= (16-17-2) Core Tier 1 Capital (CET1)	4,426,495	4,223,014
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	344,015	325,704
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	344,015	325,704
25	= (18+24) Tier 1 Capital	4,770,510	4,548,718
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	306,237	214,548
27	Subordinated bonds imputed as Tier 2 capital (T2)	918,950	871,079
28	= (26+27) Equivalent tier 2 capital (T2)	1,225,187	1,085,627
29	Discounts applied to T2	—
30	= (28-29) Tier 2 capital (T2)	1,225,187	1,085,627
31	= (25+30) Effective equity	5,995,697	5,634,345
32	Additional basic capital required for the constitution of the conservation buffer	—	—
33	Additional basic capital required to set up the countercyclical buffer	—	—
34	Additional basic capital required for banks qualified as systemic	—	—
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Capital Adequacy Ratios and Regulatory Compliance according to Basel III	Local and Overall consolidated June-2022%
Leverage Ratio	8.06%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%
CET 1 Capital Ratio	12.87%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	4.50%
Capital buffer shortfall	0%
Tier 1 Capital Ratio	13.87%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6.00%
Total or Regulatory Capital Ratio	17.43%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.00%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	9.5%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	8.625%
Credit rating	A
Regulatory compliance for Capital Adequacy
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.03%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	20.76%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	7.77%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	1.00%

Below, for comparative purposes, are the amounts and ratios determined using the dispositions in effect up to November 30, 2021:

	Consolidated assets		Risk-weighted assets
	Jun-2022	Dec-2021	Jun-2022	Dec-2021
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	2,686,217	3,713,734	44,935	17,922
Transactions in the course of collection	734,845	576,457	222,776	199,528
Financial Assets held-for-trading	3,301,274	3,876,695	82,535	209,420
Investments under resale agreements	27,850	64,365	27,850	64,365
Derivative instruments (*)	1,832,393	1,773,383	1,512,073	1,481,241
Loans and advances to Banks	2,345,202	1,529,313	345,202	311,345
Loans to customers, net	34,987,708	33,537,758	29,171,992	27,606,449
Financial instrument available-for-sale	3,674,572	3,054,809	528,274	384,045
Instruments assets held-to-maturity	871,719	782,529	87,172	78,253
Investments in other companies	57,115	49,168	57,115	49,168
Intangible assets	79,755	72,532	79,755	72,532
Property and equipment	214,086	222,320	214,086	222,319
Right-of-use assets	102,417	100,188	102,417	100,188
Current tax assets	47,391	846	4,739	85
Deferred tax assets	483,723	439,194	48,372	43,919
Other assets	720,394	699,233	611,971	587,791
Subtotal	52,166,661	50,492,524	33,141,264	31,428,570

Off-balance-sheet assets
Contingent loans	5,124,919	4,768,847	3,071,948	2,860,163

Total	57,291,580	55,261,371	36,213,212	34,288,733

(*)	According to Chapter 12-1 of the Compilation of Standards, financial derivative contracts are presented as an equivalent credit risk for the purposes of calculating consolidated assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

_____________

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

	June	December
	2022 (*)	2021(*)
	MCh$	MCh$

Basic capital	4,426,494	4,223,013
Effective equity	5,798,111	5,522,703
Consolidated assets Total	57,291,580	55,261,371
Consolidated credit risk weighted assets Total	36,213,212	34,288,733

	Ratio
	June	December
	2022 (*)	2021(*)
	%	%

Basic capital / consolidated assets	7.73	7.64
Effective equity/ Consolidated risk weighted assets	16.01	16.11

(*)	Information for comparative purposes based on dispositions contained in Chapter 12-1 of the RAN.

49.	Subsequent Events:

On July 20, 2022, the Liquidating Commission of the subsidiary Banchile Securitizadora S.A. en Liquidación made a rendering of the process indicating that there are no pending actions to be carried out. On the same date, it was agreed to proceed with the return of capital to its shareholders together with starting the request for termination of the Company's business with the Internal Revenue Service.

The Interim Consolidated Financial Statements of Banco de Chile for the period ended June 30, 2022 were approved by the Directors on July 28, 2022.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between June 30, 2022 and the date of issuance of these Interim Consolidated Financial Statements.

_________________

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer